   As filed with the Securities and Exchange Commission on June 16, 2000
                                                      Registration No. 333-33992

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            AMENDMENT NO. 3 TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               eFUNDS CORPORATION
             (Exact name of registrant as specified in its charter)

        Delaware                      7374                   39-1506286
    (State or other            (Primary Standard          (I.R.S. Employer
    jurisdiction of                Industrial           Identification No.)
    incorporation or          Classification Code)
     organization)

                            400 West Deluxe Parkway
                                 P.O. Box 12536
                           Milwaukee, Wisconsin 53212
                                 (414) 341-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             John A. Blanchard III
                      Chairman and Chief Executive Officer
                               eFunds Corporation
                            400 West Deluxe Parkway
                                 P.O. Box 12536
                           Milwaukee, Wisconsin 53212
                                 (414) 341-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
      Jonathan B. Abram, Esq.                 Raymond W. Wagner, Esq.
        Dorsey & Whitney LLP                 Simpson Thacher & Bartlett
       Pillsbury Center South                   425 Lexington Avenue
       220 South Sixth Street                    New York, NY 10017
       Minneapolis, MN 55402                       (212) 455-2000
           (612) 340-2600                    Facsimile: (212) 455-2502
     Facsimile: (612) 340-8738

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. These securities may not be sold until the registration statement + +filed with the Securities and Exchange Commission is declared effective. This + +prospectus is not an offer to sell these securities and it is not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion, dated June 16, 2000

PROSPECTUS
                                6,250,000 Shares

[LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

This is our initial public offering of shares of common stock. We are offering 6,250,000 shares. No public market currently exists for our shares. We are presently a wholly-owned subsidiary of Deluxe Corporation. Following this offering, Deluxe will be our controlling shareholder and continue to own approximately 86.5% of our outstanding shares.

We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

We have applied to list the shares on the Nasdaq National Market under the symbol "EFDS."

     Investing in our shares involves risks. Risk Factors begin on page 6.

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discount...........................................   $       $
Proceeds to eFunds..............................................   $       $

We have granted the underwriters a 30-day option to purchase up to 937,500 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about         , 2000.

--------------------------------------------------------------------------------

Lehman Brothers                                         Bear, Stearns & Co. Inc.

FAC/Equities

               John G. Kinnard and Company
                        Incorporated

                                  Fidelity Capital Markets
                                   a division of National Financial Services
                                   Corporation

     , 2000

[Photo of data center]


                  eFunds Products and Services

[Diagram describing products and services]

    Transaction processing               Professional services
                   Decision support/risk management

[Photo of computer screen]           [Photo of service personnel]

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    6
Forward-Looking Statements..........   16
Use of Proceeds.....................   16
Dividend Policy.....................   16
Capitalization......................   17
Dilution............................   18
Selected Financial Data.............   19
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   21
Business............................   36
Management..........................   55

                                     Page
                                     ----
Agreements Between eFunds and
 Deluxe.............................  66
Principal Stockholder...............  73
Description of Capital Stock........  73
Shares Eligible for Future Sale.....  78
Certain United States Federal Tax
 Consequences to Non-United States
 Holders............................  79
Underwriting........................  82
Legal Matters.......................  85
Experts.............................  85
Where You Can Find More
 Information........................  85
Index to Consolidated Financial
 Statements......................... F-1


                               ----------------

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   AccountChex PlusSM, ConnexTM, ChexSystems logo, DebitBureauSM, eFunds, FraudFinderSM, Integreat!SM, New AccountChexSM, SCANSM, QualiFileSM and DataNavigatorTM are our trademarks and service marks. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

   Until         , 2000, all dealers selling shares of our common stock,
whether or not participating in this offering, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary with the more detailed information and financial statements and related notes appearing elsewhere in this prospectus.

                               eFunds Corporation

Our Business

   We provide transaction processing and risk management services to financial institutions, retailers, electronic funds networks, e-commerce providers and government agencies. Our products and services enable our clients to manage the complete electronic debit payment cycle, from account opening to transaction authorization, to electronic funds transfer and settlement. Our services enable our clients to reduce their transaction costs, detect potential fraud and enhance their relationships with their customers. We also offer information technology professional services to complement our electronic payments business and on a stand-alone basis. We operate three principal businesses:

  .  electronic payments;

  .  professional services; and

  .  government services.

   Electronic Payments. Our electronic payments segment provides a comprehensive suite of transaction processing services and decision support and risk management products for debit transactions. A debit transaction involves the withdrawal or deposit of funds from or into a person's checking or savings account.

   Our transaction processing services capture instructions for a debit transaction from a debit card or check and we then electronically authorize or deny the transaction, transfer funds between appropriate accounts and settle the accounts. We process virtually all types of debit transactions, including cash withdrawals, cash deposits, balance inquiries and retail purchases. We process transactions for regional networks of automated teller machines, or ATMs, and operate more than 9,000 ATMs for clients in the United States. We also provide transaction processing for more than 95,000 retail point-of-sale terminals. In 1999, we processed approximately five billion debit transactions.

   Our decision support and risk management products enable our clients to combat identity fraud and account abuse in debit transactions by screening checking account applicants and debit transactions for possible identity manipulation and other forms of fraud and account abuse. We also provide financial institutions with data that helps them to identify possible cross-selling opportunities. We operate Shared Check Authorization Network, or SCAN, a check verification database that serves 17 of the largest 20 United States retailers based on 1999 revenues at more than 82,000 locations. Our ChexSystems new account applicant verification service is used at more than 86,000 financial institution locations in the United States.

   We combine data from SCAN, ChexSystems and other sources in a database of records related to checking and savings account opening and closing information, checking account collections data, overdraft histories and check order histories. We refer to this database as DebitBureau. DebitBureau contains more than 2.7 billion records, which we believe makes it the most comprehensive source of data regarding debit transactions available. We use the data from DebitBureau in our decision support and risk management products to validate a consumer's identification, assess and rank the risk of a fraudulent transaction and match a customer with targeted product offerings.

   We are adapting our core capabilities in transaction processing, fraud prevention and client account management for Internet applications. Our electronic payments segment had net sales of $241.4 million in

1999, which represented approximately 80% of our total net sales. Our clients for electronic payment services include 16 of the 20 largest United States financial institutions, ranked by assets in 1999, and 17 of the 20 largest United States retailers based on revenues in 1999. Net sales for our electronic payments business are primarily derived from monthly charges based on fixed fees and variable fees related to the number of transactions processed.

   Professional Services. Our professional services segment provides information technology consulting and business process management services. Our information technology professionals develop, customize and implement our electronic payment products and services for our clients. We also develop custom software applications, including e-commerce and Internet-related applications, for our clients. We team onsite consultants in the United States who analyze and manage projects with software developers in India who write the client-specific software. Our employees in India also provide business processing services which allow our customers to outsource business functions, such as accounting operations, payables and receivables management and call center operations. Financial institutions and retailers are increasing their use of external professional services to implement new technologies and e-commerce applications, control costs and address shortages of information technology resources. Deluxe Corporation, our corporate parent, is the principal customer of our professional services segment. Our professional services segment had net sales of $12.7 million in 1999, which represented approximately 4% of our total net sales. In 1999, sales to Deluxe represented approximately 43% of the net sales of our professional services segment. Net sales for our professional services business are primarily derived from hourly fees.

   Government Services. Our government services segment provides online electronic transfer of benefits under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services. The electronic benefits transfer business has a history of losses that have resulted in special charges for loss contracts, asset impairments and legal proceedings totalling approximately $83 million over the past three years. Our government services business contributed operating losses of $6.6 million in 1999, $47.7 million in 1998 and $12.3 million in 1997, including these charges. We also will record an additional charge of $12.2 million in the second quarter of 2000. We have decided to exit this business as soon as we complete our current contractual obligations in 2006.

   Following the completion of this offering, Deluxe has agreed to indemnify us against future losses on our existing unprofitable government services contracts to the extent future losses on these contracts exceed our $29.2 million loss contract reserve as of April 30, 2000. This amount includes the $12.2 million charge we will record in the second quarter. Deluxe has also agreed to indemnify us against future losses related to any litigation based on any facts or circumstances arising prior to the completion of this offering. The indemnification obligations of Deluxe do not apply to losses contemplated by the existing reserves and are subject to a $14.6 million limit so that they also would not apply to any future losses on our existing unprofitable contracts in excess of $43.8 million. If Deluxe were to make any indemnification payments for any litigation, Deluxe's loss contract indemnification obligations would be correspondingly reduced. In addition, Deluxe's indeminification does not apply to any contract that was not in a loss position as of April 30, 2000 and so if any of these profitable contracts were to become unprofitable, no indemnification would be available.

   Our government services segment had net sales of $48.3 million in 1999, which represented 16% of our total net sales. Net sales for our government services business are primarily derived from monthly fees that are based on the number of benefit recipients.

   Recent History of Losses. Each of our business segments operates in a highly competitive environment. Although we have generated net income of approximately $67.9 million since inception, we have reported aggregate losses of approximately $62.7 million from 1996 through 1999.

Our Separation From Deluxe

   Prior to this offering, we were a wholly owned subsidiary of Deluxe. In addition to our businesses, Deluxe is the largest check printer in the world. The shares of Deluxe are publicly traded on the New York Stock Exchange under the symbol "DLX."

   After this offering, Deluxe will own about 86.5% of the outstanding shares of our common stock, or about 84.8% if the underwriters exercise their over-allotment option in full. As long as Deluxe continues to hold a majority of our outstanding stock, Deluxe will be able to elect all our directors and determine the outcome of all our corporate actions requiring stockholder approval. In addition, we will continue to derive a substantial portion of our revenue from Deluxe in future periods. In 1999, net sales to Deluxe represented 3% of our total net sales and Deluxe has established minimum spending targets of $43 million per year for software development and maintenance services from our professional services business for the next five years. Deluxe also has agreed to purchase accounting and data entry services from our professional services business. In the course of these on-going business relationships we may have disagreements with Deluxe.

   Deluxe has announced that it plans to distribute all of its shares of our common stock to its shareholders through an exchange offer. As part of this transaction, Deluxe shareholders would exchange their Deluxe shares for shares of our common stock that Deluxe owns. In this prospectus we generally refer to this exchange offer as a split-off. Deluxe's plans for the split-off are subject to receiving a private letter ruling from the Internal Revenue Service on its request that the split-off will be tax-free to Deluxe and its shareholders for U.S. federal income tax purposes. Deluxe has the sole discretion to determine whether to proceed with the split-off and to decide the timing, structure and terms of the split-off. Subject to these conditions, Deluxe plans to complete the split-off within one year following the completion of this offering. If Deluxe does not complete the split-off, Deluxe will continue to control us and we may not realize the benefits from our separation from Deluxe that we anticipate.

   Investors may review the documents filed by Deluxe with the Securities and Exchange Commission at the Commission's web site located at http://www.sec.gov. Deluxe's Commission file number is 1-7945.

Information About Us

   Our company was incorporated in Delaware in December 1984 and historically operated our transaction processing and government services businesses under the names Deluxe Electronic Payment Systems, Inc. and Deluxe Government Services. In April 1999, we changed the name of our company to eFunds Corporation and began the process of combining four of Deluxe's other former operating units into an integrated electronic debit payment business. The operations combined were DebitBureau, Chex Systems, Inc., Deluxe Payment Protection Systems, Inc. and an electronic check conversion company that was acquired in February 1999. In January 2000, we decided to combine Deluxe's professional services business, iDLX Technology Partners, with our electronic payments business. On March 31, 2000, we completed our corporate reorganization and began to operate our businesses as a separate company.

   Our principal executive offices are currently located at 400 W. Deluxe Parkway, P.O. Box 12536, Milwaukee, Wisconsin 53212 and our telephone number is 414-341-5000. We expect to relocate our headquarters to Phoenix, Arizona following this offering. Our Internet address is www.efunds.com. The information contained on our web site is not a part of this prospectus.

                                  The Offering

Common stock offered................  6,250,000 shares
Common stock to be outstanding
 after the offering.................  46,250,000 shares
Use of proceeds.....................  General corporate purposes, including acquisitions and strategic alliances,
                                      capital expenditures, product
                                      development, infrastructure upgrades and
                                      working capital.
Proposed Nasdaq National Market
 symbol.............................  EFDS

   Unless we specifically state otherwise, all information in this prospectus reflects a 16,000 for 1 stock split on May 12, 2000 and assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, 47,187,500 shares of common stock will be outstanding after this offering.

   The number of shares of our common stock to be outstanding immediately after this offering does not take into account 9,250,000 shares of common stock reserved for issuance under our stock incentive plan and 3,350,000 shares of common stock reserved for issuance, as described below, under our option conversion plan. We expect to grant options to purchase an aggregate of 2,614,316 shares of our common stock under our stock incentive plan upon the commencement of this offering with an exercise price equal to the initial public offering price, unless a lower price is required by foreign law or government regulation.

   Immediately prior to the split-off, all outstanding options to purchase Deluxe common stock will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. The actual number of options will be determined immediately prior to the split-off based on the market price of our common stock and Deluxe's common stock. Based upon an assumed price of $15.00 per share for our common stock and assuming the market price of Deluxe's common stock immediately prior to the split-off is the same as its closing market price on June 2, 2000, the number of our shares for which options would be granted under this conversion plan would be approximately 3.2 million and the weighted average exercise price would be $20.00 per share.

                             Summary Financial Data

                                                               Quarter Ended
                                 Year Ended December 31,         March 31,
                                ----------------------------  -----------------
                                  1997      1998      1999     1999      2000
                                --------  --------  --------  -------  --------
                                    (in thousands, except per share and
                                              operating data)
Statement of Operations Data:
Net sales.....................  $229,065  $267,520  $302,340  $67,856  $100,255
                                --------  --------  --------  -------  --------
  Cost of sales, excluding
   loss contract and asset
   impairment charges.........   143,966   171,359   185,590   43,060    58,757
  Loss contract and asset
   impairment charges.........     2,470    40,949     8,700       60       --
                                --------  --------  --------  -------  --------
    Total cost of sales.......   146,436   212,308   194,290   43,120    58,757
                                --------  --------  --------  -------  --------
Gross margin..................    82,629    55,212   108,050   24,736    41,498
                                --------  --------  --------  -------  --------
  Selling, general and
   administrative.............    70,542    81,198   105,382   17,887    38,178
  Research and development....     1,398       625     3,756      536       579
  Asset impairment charges....     9,361       --        --       --        --
                                --------  --------  --------  -------  --------
    Total operating expenses..    81,301    81,823   109,138   18,423    38,757
                                --------  --------  --------  -------  --------
Income (loss) from
 operations...................     1,328   (26,611)   (1,088)   6,313     2,741
Other income (expense)
  Legal proceedings...........   (40,050)    4,157     2,094    2,094       --
  Other income (expense)......      (918)   (3,495)   (4,609)    (866)       13
  Interest income (expense)...      (825)    2,789       963      803      (801)
                                --------  --------  --------  -------  --------
Income (loss) before income
 taxes........................   (40,465)  (23,160)   (2,640)   8,344     1,953
Benefit (provision) for income
 taxes........................     6,397     8,569    (5,586)  (4,530)     (737)
                                --------  --------  --------  -------  --------
Net income (loss).............  $(34,068) $(14,591) $ (8,226) $ 3,814  $  1,216
                                ========  ========  ========  =======  ========
Net income (loss) per share--
 basic and diluted............  $   (.85) $   (.36) $   (.21) $   .10  $    .03
Shares used in computing basic
 and diluted net loss per
 share........................    40,000    40,000    40,000   40,000    40,000
Operating Data:
Account verifications
 inquiries (millions).........      28.6      30.3      32.1      8.0       9.7
Transactions processed
 (millions)...................     3,313     3,944     5,019    1,106     1,360
ATMs driven at period end.....     5,766     5,623     8,626    8,465     9,027

                                                             March 31, 2000
                                                         -----------------------
                                                          Actual  As Adjusted(1)
                                                         -------- --------------
                                                             (in thousands)
Balance Sheet Data:
Cash and cash equivalents (2)........................... $ 26,876    $109,563
Working capital.........................................   16,052      98,738
Total assets............................................  315,750     398,438
Long-term debt, excluding current portion...............    3,284       3,284
Total stockholder's equity..............................  220,106     302,794

--------
(1) As adjusted to reflect the sale of 6,250,000 shares of common stock in this offering, assuming a public offering price of $15.00 per share, and the receipt of the net proceeds after deducting the underwriting discount and estimated offering expenses.
(2) Excludes restricted cash which represents cash that we have supplied for a client's ATMs and cash that we temporarily hold in custodial accounts on behalf of clients.

                                 RISK FACTORS

   You should carefully consider the risks described below and other information in this prospectus before making a decision to buy our common stock.

Risks Relating to Our Business and Industry

   We have had net losses over the past several years, and we may not achieve or sustain profitability.

   We had net losses of $8.2 million in 1999, $14.6 million in 1998 and $34.1 million in 1997, and we may not achieve or maintain profitability. Our ability to achieve profitability will depend on growth in electronic debit payments, our ability to attract new clients, the market acceptance of our new products and services and our ability to control further losses on government services contracts. In addition, our professional services business, which we began to offer in September 1997, contributed operating losses of $10.7 million in 1999, $3.4 million in 1998 and $1.6 million in 1997. As a consequence, the prospects for our professional services business must be considered in light of the risks and uncertainties encountered by businesses in the early stage of development in new and rapidly evolving markets.

   Our government services business has not been profitable and Deluxe's indemnification may not be adequate.

   Our government services business contributed operating losses of approximately $6.6 million in 1999, $47.7 million in 1998 and $12.3 million in 1997. These amounts include losses we recognized in 1999 and 1998 that represent probable future losses from unprofitable long-term service contracts and the write-off of assets associated with this business. The losses on the long-term service contracts result from the revenues from the contracts being lower than expected and the expenses to service the contract being higher than anticipated. The assets associated with the government services business were written off because this business has a negative overall cash flow and its assets have no resale value. We intend to exit the government services business after we complete our obligations under our long-term contracts in 2006.

   We will record an additional loss contract charge of $12.2 million in the second quarter of 2000 due to the execution of a definitive long-term agreement with Citibank relating to a coalition of states for whom we have been providing electronic benefit transfer services. Citibank is the prime contractor for this coalition and we have been serving as a subcontractor to Citibank without a binding contract for approximately three years. Although we believe that we did not have a legal obligation to provide services to this coalition, the states included in this coalition did not have alternate means of delivering benefits under their entitlement programs. As a result, we believe we could not terminate the provision of services during our contract negotiations with Citibank because any unilateral decision to do so would have subjected us to a substantial risk of litigation by the coalition states as well as potential claims by Citibank. The execution of the contract allowed us to avoid the possibility that our future losses associated with the provision of these services would be larger than the charge we recorded if Citibank ultimately prevailed on all of the points pursued by it during our negotiations.

   Deluxe has agreed to indemnify us for future losses arising from any litigation based on the conduct of the business prior to this offering and future losses on identified loss contracts in excess of our $29.2 million loss contract reserves as of April 30, 2000, which amount includes the $12.2 million charge. This indemnification obligation does not apply to losses contemplated by the existing reserve and is subject to a $14.6 million limit, so that it would not apply to any future losses on our existing unprofitable contracts in excess of $43.8 million. In addition, Deluxe's indemnification does not apply to any contract that was not in a loss position as of April 30, 2000 and so if any of these profitable contracts were to become unprofitable, no indemnification would be available. Our loss contract reserves are based on estimates of future performance of identified contracts, and the estimated results may not be realized. As a result, we may incur losses beyond our current reserves and Deluxe's indemnification. For example, a continuing strong economy, which could further reduce the number of welfare recipients below our current expectations, could increase our projected future losses. These excess losses would be recognized in future periods and decrease our earnings for those future periods. In addition, we may be unable to effectively manage our exit from the government services business if we are unable to retain key employees and reduce our costs as currently projected, which could result in further losses.

   We have only a limited history with our current business plan.

   Our business model is still new and developing. In April 1999, we began the process of combining five of Deluxe's former operating units into an integrated electronic debit payment business. The businesses we combined were Deluxe Electronic Payment Systems, Inc., DebitBureau, ChexSystems, Inc., Deluxe Payment Protection Systems, Inc. and an electronic check conversion company that was acquired in February 1999. Deluxe Electronic Payment Systems, Inc. and the electronic check conversion company primarily process debit transactions. The other companies maintain databases that assist financial institutions and retailers to determine whether to open a new checking or savings account for or accept a check from a consumer. We combined these businesses in order to couple our risk management products with our transaction processing capabilities in an effort to create more products and services than the businesses would have created as independent operating units. In January 2000, we decided to combine our professional services business with our electronic payments business because the addition of the information technology expertise of this business would enhance our ability to develop, customize, install and maintain our products. We may not be able to realize the anticipated strategic and other benefits of these combinations in a timely manner, or at all. Our management has been and will continue to be required to devote substantial attention to the process of integrating our operations, technologies and personnel and consolidating our infrastructure. The diversion of management's attention and any difficulties encountered during the transition could have an adverse impact on our on-going business activities and limit our growth.

   If we fail to develop and introduce new and enhanced products and services, we will not be able to compete effectively and our ability to generate revenues will suffer.

   Our success will depend in part on our ability to continue to develop and introduce new and enhanced electronic debit payment products and services that keep pace with competitive introductions, technological changes and changing customer preferences. If we fail to anticipate or respond adequately to new developments, we may lose opportunities for business with both current and potential customers.

   Legislation relating to consumer privacy protection could harm our ability to collect and use data, increase our operating costs or otherwise harm our business.

   Existing and new laws and regulations relating to consumer privacy protection could harm our ability to collect and use consumer data, increase our operating costs or otherwise harm our business. We collect personal data about consumers for use in our decision support and risk management products. The information we collect includes names and addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records such as account closures and returned checks. Due to the increasing public concern over consumer privacy rights, Congress and state legislatures have adopted and are considering adopting laws and regulations restricting the purchase, sale and sharing of personal information about consumers. For example, some states have restricted the sale of motor vehicle records, including drivers license lists, and some states refuse to disclose this information at all.

   The new federal financial modernization law, known as the Gramm-Leach-Bliley Act, imposes significant new consumer information privacy requirements on any entity engaged in the business of providing financial services, including entities that provide services to financial institutions. Federal agencies, such as the Comptroller of the Currency and the Federal Trade Commission, have issued regulations to implement these requirements. The Act requires covered companies to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. In addition, the Act requires covered companies to give an opt-out notice to consumers before sharing consumer information with third parties. The opt-out notice requirement in the Act is subject to several exceptions for credit reporting and fraud prevention purposes. Although we believe these exceptions apply to our business, government agencies could interpret their regulations in a manner that could expand the scope of the Act in ways which could adversely affect our business. In addition, even if the regulations do not affect us directly, uncertainty over the scope of the regulations could make financial institutions unwilling to share consumer-related information with us.

   The Act does not prohibit state legislation or regulations that are more restrictive on our collection and use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. For example, in the past legislation has been proposed which would require consumers to opt in to any plan which would allow their nonpublic personal information to be disclosed. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business.

   We face intense competition in all areas of our business, and if we do not compete effectively, our business will be harmed.

   We face intense competition from a number of companies. Further, we expect that competition will intensify as the e-commerce and Internet markets continue to develop and expand. Many of our competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than we do.

   In the electronic payment management market, our principal competitors include:

  . third party network and credit card processors, including First Data, Equifax, Total System Services, Electronic Data Systems, Concord EFS and Alliance Data Systems;

  . financial institutions that have developed internal processing capabilities or services similar to ours, including Bank of America, Marshall and Illsley and Fifth Third National Bank;

  . electronic data interchange and cash management providers, including Fiserv, CheckFree, M&I Data, EDS and Fundtech;

  . electronic bill payment providers, including CheckFree, EDS, MasterCard, Spectrum and Visa;

  . electronic funds transfer software providers, including Transaction Systems Architects, SLMsoft, Oasis, Mosaic and PaySys; and

  . national information database companies and other content providers, including Equifax, Experian and Trans Union.

   In the market for electronic transaction processing, the principal factors on which we compete are price and service levels. The future growth of our revenues in this market is dependent upon securing an increasing volume of transactions. If we cannot control our transaction processing expenses, we may not remain price competitive and our revenues will be adversely affected. Competition for our decision support and risk management products is based primarily on the quantity and quality of the data available to us for this purpose and, to a somewhat lesser degree, price. Our competitive position in these markets could be harmed if our competitors were able to compile different data sources and analytical capabilities that proved to be more effective than our products.

   In the fragmented information technology professional services market, we compete with numerous firms. We believe that our principal competition to date has been the internal information technology departments of current and potential clients. In addition, we compete with systems consulting and integration firms, application software firms, Internet professional service companies, services divisions of computer hardware and software vendors, facilities management and outsourcing companies, "Big 5" accounting firms and strategic consulting firms. Competition in this area is primarily based on the continued availability of qualified technical personnel in an extremely competitive U.S. labor market. Our professional services business will suffer if we are unable to attract and retain personnel with the advanced technology skills we require.

   In addition to our current competitors, we expect substantial competition from established and new companies as the e-commerce and Internet markets continue to develop and expand. We cannot assure you that we will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

   We are dependent on Deluxe for both business support and a significant portion of our revenue.

   As of the completion of this offering, Deluxe will agree to continue to provide tax, employee benefits, accounting, treasury, legal and sales services to us. If Deluxe fails to perform these services adequately or effectively, our business could be adversely affected. In addition, we will continue to derive a substantial portion of our revenues from Deluxe in future periods. In 1999, net sales to Deluxe represented 3% of our total net sales and 43% of the net sales of our professional services segment. Deluxe has established minimum spending targets of $43 million per year through March 31, 2005 for software development, maintainence and support services from our professional services business. We will also provide Deluxe with business process outsourcing services during this period. The loss of Deluxe as a customer or a material reduction in the amount of services it orders from us would materially adversely affect our future results of operations and financial condition.

   Our future profitability is dependent upon the continued growth in the market for electronic debit payment services.

   If the electronic debit payments market does not grow or grows more slowly than expected, our business will suffer. Several factors could inhibit the acceptance and growth of electronic debit payments, including:

  . these types of payments are relatively new alternatives to the more familiar cash, check and credit card payment options. Consumers and businesses may be unwilling to change their established payment preferences and adopt these new forms of payment as quickly as we expect; and

  . consumers may be concerned that these newer payment options are not as safe or reliable as more traditional payment methods. Consumers may also believe that these payment technologies offer a lower level of privacy.

   The success of our strategy to expand our Internet delivery channels depends on product development efforts and increased adoption by businesses and consumers of the Internet as a means for commerce.

   We believe that the Internet will become an increasingly important means by which consumers and businesses buy and sell products and services. Accordingly, developing the means to process debit-based Internet transactions is an important factor in our ability to increase sales of our electronic payment services. In order to be successful with this initiative, we must develop efficient ways for participants in Internet-based transactions to send and receive debit payments with a minimum level of risk or inconvenience. Our products for Internet applications are currently in development and we cannot assure you that we can complete the development of these products or that our Internet applications will be accepted in the market. In addition, the success of our Internet strategy depends on the continued growth and use of the Internet as a means of commerce. If commerce over the Internet does not become more accepted and widespread, our business and results of operations could suffer.

   Factors that may affect Internet commerce adoption include:

  .  inadequate network infrastructure;

  .  security, privacy and authentication concerns;

  . changes in, or insufficient availability of, telecommunication services to support the Internet; and

  .  increased government regulations or taxation.

   We may be required to expend significant sums to protect our trademarks.

   In May 1999, we filed a trademark infringement lawsuit seeking to prevent Citizens Advisers, Inc. from using the "E FUND" mark and efund.com Internet domain. This action and any future litigation could be costly and time consuming. If we are unsuccessful in preventing Citizens from using our name, our business could be harmed because customers and potential customers are confused about the origin of goods and services offered by Citizens and ourselves and wrongfully attribute any dissatisfaction with Citizens' services to us. Further, if we are not successful in this lawsuit, we may not be able to obtain a registered federal trademark for the eFunds mark, which could restrict our ability to protect our name and reputation from infringement by others.

   If the security of our databases is compromised, our reputation could suffer and customers may not be willing to use our products and services.

   If the security of our databases is compromised, our business could be materially adversely affected. In our electronic payments business, we collect personal consumer data, such as names and addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records. Unauthorized access to our database could result in the theft or publication of personal confidential information and the deletion or modification of personal records or otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. A security or privacy breach may:

  .  deter customers from using our products and services;

  .  harm our reputation;

  .  expose us to liability;

  . increase our operating expenses to remediate problems caused by the breach; and

  . decrease market acceptance of electronic commerce transactions in general.

   If we experience system failures, the products and services we provide to our customers could be delayed or interrupted, which would harm our business and reputation and result in the loss of customers.

   Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and data centers. Any significant interruptions could severely harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent a system failure, we cannot be certain that our measures will be successful and that we will not experience system failures. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

   We may experience software defects, development delays and installation difficulties, which would harm our business and reputation and expose us to potential liability.

   Our services and products are based on sophisticated software and computing systems and we often encounter delays when developing new products and services. Further, the software underlying our products and services has occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our products and technologies on platforms used by our customers or in new environments, such as the Internet. Defects in our software products, errors or delays in the processing of electronic transactions or other difficulties could result in:

  .  delay in market acceptance;

  .  additional development costs;

  .  diversion of technical and other resources;

  .  loss of customers;

  .  negative publicity; or

  .  exposure to liability claims.

   Although we attempt to limit our potential liability for warranty claims through disclaimers and limitation-of-liability provisions in our license and client agreements, we cannot be certain that these measures will be successful in limiting our liability.

   Consolidation in the banking industry may adversely affect our ability to sell our products and services.

   Mergers, acquisitions and personnel changes at financial institutions may adversely affect our business, financial condition and results of operations. In 1999, the banking industry accounted for approximately 37% of our net sales. Currently, the banking industry is undergoing large-scale consolidation, causing the number of financial institutions to decline. This consolidation could cause us to lose:

  .  current and potential customers;

  . market share if the combined financial institution determines that it is more efficient to develop in-house products and services similar to ours or use our competitors' product and services; and

  . revenue if the combined financial institution is able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

   We depend on the continued services of our key officers.

   Our future success depends upon the continued services of a number of key officers, including John Blanchard, our Chairman and Chief Executive Officer, Paul Bristow, our Executive Vice President and Chief Financial Officer, and Dr. Nikhil Sinha, our Executive Vice President for Global Corporate Development. The loss of the technical knowledge and industry expertise of any of these officers could seriously harm our business.

   Our president and chief operating officer, Debra Janssen, resigned on June 1, 2000. Ms. Janssen cited personal reasons for her departure. We will not replace Ms. Janssen at this time. Mr. Blanchard, Mr. Bristow and Dr. Sinha have assumed Ms. Janssen's duties. We cannot assure you that her departure will not harm our business.

   Our attempts to expand by means of acquisitions and strategic alliances may not be successful.

   Tax requirements related to the split-off will restrict our ability to complete significant acquisitions through the issuance of our common stock. Further, our ability to expand in this manner involves many risks, including:

  . the operations, technology and personnel of any acquired companies may be difficult to integrate;

  . the allocation of resources to consummate these transactions may disrupt our business;

  . acquired businesses may not achieve anticipated revenues, earnings or cash flow;

  . strategic alliances may not be successful or we may not realize anticipated benefits in a timely manner, or at all; and

  . our relationships with existing customers and business partners may be weakened or terminated as a result of these transactions.

   There are a number of risks associated with our international sales and operations that could harm our business.

   Because we currently sell some of our products and services in Europe, Australia and Latin America, our business is subject to risks associated with doing business internationally. Also, we may not be successful in selling our services outside of the United States. In 1999, we generated approximately 6.7% of our net sales outside of the United States. Our future results could be harmed by a variety of factors, including:

  .  changes in foreign currency exchange rates;

  . changes in a specific country's or region's political and economic conditions, particularly in emerging markets;

  .  potentially unfavorable tax rules;

  .  tariffs, duties and other trade barriers;

  .  reduced protection for intellectual property rights;

  .  challenges in managing widespread operations;

  . changes in foreign laws and regulatory requirements or in foreign policy; and

  .  varying business practices in foreign countries.

   Conditions in India could adversely affect our operations.

   We maintain software development and business process management facilities in India with approximately 680 employees. Political and economic conditions in India could adversely affect our operations. In the past, India has experienced significant increases in inflation, shortages of foreign exchange, civil unrest and conflicts with other countries in South Asia.

   Our software development centers are located in software technology parks in India. Tax incentives associated with businesses which operate within these technology parks and engage in software development generally provide us with a complete exemption from Indian tax on business income generated through these facilities through the end of 2006. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, our taxes in future periods would likely increase.

   We face collection risks on some payments.

   A debt collection service we commenced in 2000 exposes us to collection risks. For three clients of our check authorization service, we purchase returned checks at a discounted price to the stated check amount and assume the collection risk on the checks. We base our discounted purchase price on the collection history of each client. If we are unable to collect on returned checks at the historical rate of our clients or the payment quality of the portfolio of returned checks deteriorates, we may incur a loss on the portfolio of purchased checks. Although we may expand this service to additional customers, we do not expect that revenues from our debt collection services will exceed 5% of our total net sales in 2000.

   We face termination and compliance risks with respect to our government contracts.

   All of our government contracts can be terminated at any time, without cause, by the contracting governmental entity. We realized 16% of our net sales in 1999 pursuant to contracts of this type. If a government contract is so terminated, the contractor generally is entitled to receive compensation only for the services provided or costs incurred at the time of termination and a reasonable profit on the contract work performed prior to the date of termination. In addition, all of our government contracts require us to comply with various contract provisions and procurement regulations, and in some cases, accounting requirements. Violations of some of these provisions could, if not cured, result in termination of the contract and fines.

   Our government services business could be harmed by cost overruns on fixed-price contracts.

   In 1999, approximately 16% of our net sales were derived from fixed-price, variable volume contracts of our government services business. Under these contracts, we agree to perform services for an agreed unit price and we bear the entire risk of cost overruns and changing volumes. If we do not successfully manage these project and contract risks or if our original contract estimates turn out to be inaccurate, we could suffer cost overruns and penalties and our reputation and results of operations could be harmed. We recorded charges of $40.9 million and $8.7 million in 1998 and 1999 and we will incur an additional $12.2 million charge in the second quarter of 2000 as a result of these risks. We cannot assure you that we will not incur additional charges of this type or that the indemnification Deluxe has agreed to provide us with respect to our existing contracts will be sufficient.

   We may be unable to protect our intellectual property rights.

   Despite our efforts to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property rights, or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We have also applied for patent protection on some of the features of our newer products. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

   Third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of business process patents for Internet-related business processes, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are becoming an increasing source of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business and operating results. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

                  Risks Relating to Our Separation From Deluxe

   We currently obtain check printing data through Deluxe's agreements with financial institutions. Following the split-off, we must secure our own agreements to obtain this data. If we are not successful, our business will suffer.

   Historically, we have obtained all of our check printing data through Deluxe under its agreements with banks and other financial institutions and through its direct check printing subsidiary. This data contains name and address information and drivers license, social security and checking account numbers. We use this data to help create the connection between our SCAN and ChexSystems data and data we acquire from other sources as part of our decision support and risk management tools for our electronic payments business. As a result of the split-off from Deluxe, we must secure our own separate agreements to obtain check printing data or similar consumer account information. We cannot be certain that we will be successful in securing these agreements or otherwise continuing to obtain sufficient amounts of data on reasonable terms and conditions, if at all. Any failure by us to obtain the data we require directly from financial institutions would have an adverse effect on our ability to update information in DebitBureau, the performance of our products and services based on DebitBureau and new product development. It could also result in a delay of the split-off.

   We may not realize the benefits of our separation from Deluxe and our stock price may decline if Deluxe does not complete the split-off.

   If Deluxe does not complete the split-off, Deluxe will continue to control us and we may not fully realize the benefits we expect as a result of the split-off. Deluxe has the sole discretion to determine the timing and terms of any split-off and is not obligated to effect the split-off. In particular, Deluxe will not complete the split-off unless it receives a favorable tax ruling from the Internal Revenue Service to the effect that the split-off would be tax-free to Deluxe and its stockholders for federal income tax purposes. We cannot assure you whether or when Deluxe will receive a favorable tax ruling from the IRS, or that the split-off will occur. In addition, if the split-off is not completed, the liquidity of our shares in the market will be limited unless and until Deluxe elects to sell some of its significant ownership.

   We will be controlled by Deluxe as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during this time.

   As long as Deluxe continues to hold a majority of our outstanding stock, Deluxe will be able to elect all of our directors and determine the outcome of all corporate actions requiring stockholder approval. Because it controls us, Deluxe has the power to act without taking the best interests of our company into consideration. After the completion of this offering, Deluxe will own approximately 86.5% of our outstanding common stock. For purposes of meeting the tax requirements associated with the split-off, Deluxe also holds an option to purchase additional shares of our capital stock so that it can maintain its ownership of at least 80.1% of our outstanding voting power at all times prior to the split-off.

   While it controls us, Deluxe will control decisions with respect to:

  . the business direction and policies of our company, including the election and removal of directors;

  .  mergers or other business combinations involving us;

  .  the acquisition or disposition of assets by us;

  .  our financing; and

  .  amendments to our certificate of incorporation and bylaws.

   There are potential conflicts with Deluxe and four of our directors may have conflicts of interest because they are also directors and officers of Deluxe.

   Conflicts may arise between Deluxe and us as a result of our on-going agreements. We may not be able to resolve any potential conflicts with Deluxe, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party. In addition, during the period that Deluxe controls us, John Blanchard, Lawrence Mosner, John LeFevre and Lois Martin, all of whom will become members of our board of directors, will continue to be directors and officers of Deluxe. These directors will have obligations to us as well as Deluxe and may have conflicts of interest with respect to matters potentially or actually involving or affecting us. Matters that could give rise to conflicts include among other things:

  . our past and ongoing relationships with Deluxe, including tax matters, employee benefits, indemnification, data sharing, and other matters arising from our separation from Deluxe;

  . the nature, quality and pricing of transitional services Deluxe has agreed to provide us;

  .  the quality and pricing of services we have agreed to provide to Deluxe;
     and

  . sales or distributions by Deluxe of all or part of its ownership interest in us.

   For example, by virtue of its controlling beneficial ownership and the terms of the tax-sharing agreement between us and Deluxe, Deluxe will effectively control all of our tax decisions until the split-off is completed. Under the tax-sharing agreement, Deluxe generally has sole authority to respond to and conduct all tax proceedings and tax audits relating to our operations during this period and to file all related returns on our behalf. The tax sharing agreement also determines the amount of our liability to, or entitlement to payment from, Deluxe with regard to taxes and tax refunds. This arrangement may result in conflicts between us and Deluxe. Under the tax-sharing agreement, Deluxe may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Deluxe and detrimental to us.

   Our historical financial information may not necessarily reflect our results as a separate company.

   We have no operating history as an independent company. The historical financial information we have included in this prospectus has been carved out from Deluxe's consolidated financial statements and may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Following this offering, we will be required to provide our own financial, administrative and other resources to operate as an independent public company and to replace other services provided by Deluxe to us. As a result, the historical financial information is not necessarily indicative of what our results of operations, financial condition and cash flows will be in the future.

   Risks Relating to the Securities Markets and Ownership of Our Common Stock

   We cannot predict the impact of the split-off on the price of our common stock.

   We cannot predict the effect that the split-off will have on the market price of our common stock. The split-off will involve the distribution of about 40,000,000 shares of our common stock, or 86.5% of our common stock, by Deluxe to its stockholders. Substantially all of these shares would be eligible for immediate resale in the public markets. Sales of substantial amounts of our common stock in the public market, or the perception that substantial sales might occur, whether as a result of this distribution or otherwise, could cause the market price of our stock to decrease significantly.

   Our securities have no prior market and there may be limited liquidity in our shares.

   Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. Prior to the split-off, Deluxe will hold 86.5% of our outstanding shares and if an active trading market does not develop for our remaining shares, your ability to sell your shares may be limited. If the split-off is delayed or not completed at all, this illiquidity could continue for an indefinite period and could lead to increased volatility in our share price.

   Provisions in our charter documents and Delaware law and tax considerations related to the split-off may delay or prevent a change in control.

   Provisions of our certificate of incorporation and bylaws and Delaware law may delay or prevent a change in control of our company that you may consider favorable. These provisions include the following:

  .  no cumulative voting by stockholders for directors;

  .  a classified board of directors with three-year staggered terms;

  . the ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies;

  . the ability of our board to issue preferred stock, without stockholder approval, with rights and preferences that may be superior to our common stock;

  .  the ability of our board to amend the bylaws;

  .  a prohibition of stockholder action by written consent;

  . advance notice requirements for stockholder proposals and for nominating candidates to our board;

  . restrictions under Delaware law on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock; and

  . a requirement that 66-2/3% of our stockholders and 66-2/3% of our directors approve certain corporate transactions, including mergers and consolidations, sales of assets or amendments to our certificate of incorporation.

   In addition, prior to the completion of this offering, we will adopt a stockholder rights plan which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer. Our tax sharing agreement with Deluxe also provides that we will indemnify Deluxe for any taxes due if the split-off or some of the related transactions fail to qualify as tax-free because of our actions or inactions. An acquisition of us by a third party could have such an effect. As a result, these tax considerations may delay or prevent a third party from acquiring us in a transaction you may otherwise have considered favorable or reduce the amount you receive as part of the transaction. We also have agreed to indemnify Deluxe for a portion of any taxes due from Deluxe if the split-off or some of the related transactions fail to qualify as tax-free as a result of a retroactive change of law or other reason unrelated to the action or inaction of either us or Deluxe.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. When we use the words "believe," "anticipate," "plan," "expect," "estimate," "will" and similar expressions, we are identifying forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We do not, however, represent forward-looking statements as guarantees of future performance or results. Our actual results may vary materially from those indicated in the forward-looking statements as a result of a number of risks and uncertainties, including the risks described under "Risk Factors" or elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate the net proceeds from the sale of our common stock in this offering, based on an assumed public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $82.7 million, or $95.8 million if the underwriters exercise their over-allotment option in full.

   We expect to use:

  . approximately $10 million of these proceeds to fund the creation of the additional infrastructure, such as management information systems, needed to allow us to operate as an independent stand-alone company;

  . approximately $25 million to fund a portion of our $62.5 million capital expenditure budget for 2000, with the balance of this amount being funded from our ongoing operations;

  .  approximately $10 million for product development activities; and

  . the remaining proceeds for working capital and other general corporate purposes.

   In addition, we may use some of the net proceeds for acquisitions of businesses, products and technologies that are complementary to ours. We do not have any agreements with respect to any material acquisitions as of the date of this prospectus. Pending our use of the net proceeds from this offering, we intend to invest these proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                                 CAPITALIZATION

   The following table sets forth our actual and as adjusted capitalization at March 31, 2000, as described below. The as adjusted column gives effect to the sale of 6,250,000 shares of our common stock in this offering, assuming an initial public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. This table should be read in conjunction with our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus.

                                                            March 31, 2000
                                                         ---------------------
                                                          Actual   As Adjusted
                                                         --------  -----------
                                                            (in thousands)
   Long-term debt, excluding current portion............ $  3,284   $  3,284
                                                         --------   --------
   Stockholders' equity:
    Preferred stock, $.01 par value; 100,000,000 shares
     authorized; no shares issued and outstanding.......      --         --
    Common stock, $.01 par value; 250,000,000 shares
     authorized; 40,000,000 shares issued and
     outstanding actual; and 46,250,000 shares issued
     and outstanding as adjusted........................      400        462
    Additional paid-in capital..........................  327,290    409,916
    Accumulated deficit................................. (106,655)  (106,655)
    Accumulated other comprehensive loss................     (929)      (929)
                                                         --------   --------
     Total stockholders' equity.........................  220,106    302,794
                                                         --------   --------
   Total capitalization................................. $223,390   $306,078
                                                         ========   ========

   This table does not reflect 12,600,000 shares of common stock reserved for issuance under our stock incentive plan and the plan for Deluxe conversion options discussed below. We expect to grant options to purchase an aggregate of 2,614,316 shares of our common stock under our stock incentive plan upon the commencement of this offering with an exercise price equal to the initial public offering price, unless a lower price is required by law or government regulation.

   Immediately prior to the split-off, all outstanding options to purchase Deluxe common stock will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. The actual number of options will be determined immediately prior to the split-off based on the market price of our common stock and Deluxe common stock. Based upon an assumed price of $15.00 per share for our common shares and assuming the market price of Deluxe's common stock immediately prior to the split-off is the same as the closing market price of Deluxe's stock on June 2, 2000, then the number of our shares for which options would be granted under this conversion plan would be approximately 3.2 million and the weighted average exercise price would be $20.00 per share.

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

   Our pro forma net tangible book value as of March 31, 2000 was $133.2 million, or $3.33 per share of common stock. Pro forma net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by the total number of shares of common stock outstanding for the period immediately prior to this offering. After giving effect to the sale of the 6,250,000 shares of common stock offered in this prospectus at the assumed public offering price of $15.00 per share and after deducting the estimated underwriting discounts and offering expenses, our adjusted pro forma net tangible book value as of March 31, 2000 would have been $215.9 million, or $4.67 per share of common stock. This represents an immediate increase in net tangible book value of $1.34 per share to Deluxe and an immediate dilution of $10.33 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution.

   Assumed public offering price per share.......................       $15.00
   Net tangible book value per share before the offering......... $3.33
   Increase per share attributable to new investors..............  1.34
                                                                  -----
   Pro forma net tangible book value per share after this
    offering.....................................................         4.67
                                                                        ------
   Dilution per share to new investors...........................       $10.33
                                                                        ======

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read together with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The selected statement of operations data shown below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements included in this prospectus which have been audited by Deloitte & Touche LLP, independent auditors.

   The selected statement of operations data shown below for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our unaudited consolidated financial statements not included in this prospectus. The selected statement of operations shown below for first quarter ended March 31, 1999 and 2000 and the selected balance sheet data as of March 31, 2000 are derived from our unaudited consolidated financial statements included in this prospectus. In our opinion all adjustments necessary for a fair presentation of our financial statements are included. Other than the adjustments related to restructuring charges discussed in note 7 to the consolidated financial statements, the adjustments consist only of normal recurring items.

   On February 19, 1999, we acquired all of the outstanding shares of an electronic check conversion company. On April 13, 1999, we acquired the remaining 50% ownership interest in a joint venture which comprises our professional services business and which prior to the acquisition was recorded in our financial statements under the equity method of accounting. The acquisitions have been accounted for under the purchase method of accounting and, as a result, our consolidated financial statements include the total results of these businesses subsequent to their acquisition dates.

                                                                             Quarter Ended
                                    Year Ended December 31,                    March 31,
                          ------------------------------------------------  -----------------
                            1995      1996      1997      1998      1999     1999      2000
                          --------  --------  --------  --------  --------  -------  --------
                               (in thousands, except per share and operating data)
Statement of Operations
 Data:
Net sales...............  $193,111  $201,681  $229,065  $267,520  $302,340  $67,856  $100,255
                          --------  --------  --------  --------  --------  -------  --------
  Cost of sales,
   excluding loss
   contract and asset
   impairment charges...   104,239   131,379   143,966   171,359   185,590   43,060    58,757
  Loss contract and
   asset impairment
   charges..............       --        --      2,470    40,949     8,700       60       --
                          --------  --------  --------  --------  --------  -------  --------
    Total cost of
     sales..............   104,239   131,379   146,436   212,308   194,290   43,120    58,757
                          --------  --------  --------  --------  --------  -------  --------
Gross margin............    88,872    70,302    82,629    55,212   108,050   24,736    41,498
                          --------  --------  --------  --------  --------  -------  --------
  Selling, general and
   administrative.......    64,330    69,544    70,542    81,198   105,382   17,887    38,178
  Research and
   development (1)......       --        --      1,398       625     3,756      536       579
  Asset impairment
   charges..............       --        --      9,361       --        --       --        --
                          --------  --------  --------  --------  --------  -------  --------
    Total operating
     expenses...........    64,330    69,544    81,301    81,823   109,138   18,423    38,757
                          --------  --------  --------  --------  --------  -------  --------
Income (loss) from
 operations.............    24,542       758     1,328   (26,611)   (1,088)   6,313     2,741
Other income (expense)
  Legal proceedings.....       --        --    (40,050)    4,157     2,094    2,094       --
  Other income
   (expense)............      (313)        7      (918)   (3,495)   (4,609)    (866)       13
  Interest income
   (expense)............      (972)   (1,463)     (825)    2,789       963      803      (801)
                          --------  --------  --------  --------  --------  -------  --------
Income (loss) before
 income taxes...........    23,257      (698)  (40,465)  (23,160)   (2,640)   8,344     1,953
Benefit (provision) for
 income taxes...........    (9,733)   (5,203)    6,397     8,569    (5,586)  (4,530)     (737)
                          --------  --------  --------  --------  --------  -------  --------
Net income (loss).......  $ 13,524  $ (5,901) $(34,068) $(14,591) $ (8,226) $ 3,814  $  1,216
                          ========  ========  ========  ========  ========  =======  ========
Net income (loss) per
 share -- basic and
 diluted................  $    .34  $   (.15) $   (.85) $   (.36) $   (.21) $   .10  $    .03
Shares used in computing
 basic and diluted net
 income (loss) per
 share:.................    40,000    40,000    40,000    40,000    40,000   40,000    40,000

                                         December 31,
                         -------------------------------------------- March 31,
                           1995     1996     1997     1998     1999     2000
                         -------- -------- -------- -------- -------- ---------
                                             (in thousands)
Operating Data:
Account verification
 inquiries (millions)...     23.7     26.3     28.6     30.3     32.1      9.7
Transactions processed
 (millions).............    1,356    2,526    3,313    3,944    5,019    1,360
ATMs driven at period
 end....................      N/A      N/A    5,766    5,623    8,626    9,027
Balance Sheet Data:
Cash and cash
 equivalents(2)......... $  3,967 $ 27,226 $ 23,843 $ 16,055 $ 35,849 $ 26,876
Working capital.........    8,735   38,666   39,686    1,869   25,607   16,052
Total assets............  150,614  177,230  187,810  186,335  289,929  315,750
Long-term debt,
 excluding current
 portion................    3,504    2,426    4,571    4,029    3,597    3,284
Total stockholder's
 equity.................  101,201  131,897   87,690   89,803  199,105  220,106

--------
(1) Research and development expenses are included in, but were not separately recorded from, cost of sales and selling, general and administrative expenses for the years ended December 31, 1996 and 1995.
(2) Excludes restricted cash which represents cash that we have supplied for a client's ATMs and cash that we temporarily hold in custodial accounts on behalf of clients.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with "Selected Financial Data" and our consolidated financial statements and the notes to those financial statements included in this prospectus. In addition to historical and pro forma information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by us due to competitive factors, risks associated with our expansion plans and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

   We provide transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies. Our electronic payments segment provides a comprehensive suite of transaction processing services and decision support and risk management tools for debit transactions. Our professional services segment provides information technology consulting and business process management services. Our government services segment provides online electronic transfer of benefits under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services.

   Our businesses have historically been operated as units of Deluxe. In April 1999, Deluxe announced that it was changing its business model to a holding company structure with four independently operated business units: paper payment systems, electronic payments, professional services and government services. In January 2000, Deluxe announced that its board of directors approved a plan to combine the latter three businesses under our company as a separate, independent publicly traded company.

   We have entered into various agreements related to transition and ongoing relationships with Deluxe. These agreements relate to, among others, information technology development, business process management, employee benefits, tax sharing, real estate, data sharing, indemnification and transition services. For transition services, we will compensate Deluxe for providing services and negotiate third-party rates after the transition arrangements terminate. The transition period varies depending on the agreement but many transition services will terminate upon completion of the split-off. See "Business--Our Separation From Deluxe." Some of the transition agreements may be extended beyond the initial transition period.

   Our consolidated financial statements have been prepared using the historical results of operations and historical bases of the assets and liabilities of the Deluxe businesses that comprise our company. The consolidated financial statements also include allocations to us of certain liabilities and expenses, including profit sharing, post-retirement, non-qualified deferred compensation and other employee benefits; information technology services; facility costs; and other Deluxe administrative services costs. The expense allocations have been determined on bases that both Deluxe and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us. The expense allocation methods are based on headcount, transaction processing costs, square footage and relative sales.

   The financial information presented in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented nor is it indicative of our future financial position, results of operations or cash flows. We anticipate that many changes will occur in our funding and operations as a result of our operation as an independent entity and through the split-off. In particular, our business was conducted as three business segments by Deluxe. Accordingly, our financial statements reflect those business segments: electronic payments, professional services and government services. It is our intention to integrate our operations more fully, which may change our presentation of segment information in future periods.

   Net Sales. Our net sales are generally comprised of transaction processing and service fees, decision support fees, software licensing, maintenance and support fees, government service fees and information technology consulting and business process management services fees. Our revenue recognition policies for these various fees are as follows:

  . Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing our customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert our customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

  . Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

  . Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of this arrangement exists. License fees are charged based on modules purchased by the customer. In some situations our customers do not take possession of the software. Instead, it remains installed on our hardware and customers access it as needed. Revenue in these situations is recognized on a fee-for-service basis.

  . Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services such as customization of standard software modules, are charged on a time and materials basis and recognized as hours are completed.

  . Revenues from professional services for information technology consulting and business process management are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis, and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

   Cost of Sales. Cost of sales consists primarily of salaries and benefits, depreciation and maintenance of equipment and facilities and amortization of software used to operate our data centers. Expenses are recognized when incurred, with the exception of installation costs. Installation costs are capitalized and recognized ratably over the life of the contract, which approximates the revenue recognition.

   Expenses. Selling, general and administration expenses consist of salaries and benefits, consulting fees, facilities and equipment costs, recruiting and training, travel expenses, corporate administrative charges, depreciation and amortization and all other corporate costs.

   Research and development expenses, which are expensed as incurred, relate to investigating new or improved processes and techniques and developing such research findings into a potential new product or service. Research and development expenses reflect the cost of salaries and benefits, travel costs and testing- related costs incurred in the early stages of product development.

   Interest expense represents the cost of funds for working capital and other purposes and reflects Deluxe's internal cost of funds. Interest income consists of interest credited to us for funds held in investment accounts.

Government Services

   Our government services business was started in response to federal mandates that require state and local governmental agencies to convert to electronic payment methods for the distribution of benefits under entitlement programs, including food stamps and other welfare programs. In 1993, we rolled out our first state-wide system to electronically deliver these benefits using our electronic funds transfer capabilities. From 1994 through 1996 we bid on contracts that secured business as a prime or subcontractor with over 30 states, including three subcontracts with coalitions of states. We were providing services in over 30 states at the end of 1999. All of our government services contracts relate to government entitlement programs.

   All of our contracts are for service periods of five to seven years and are based on a fixed price, variable volume model. For several of the contracts, we serve as a subcontractor for Citibank. An integral part of these arrangements was an exclusive switching services agreement with Citibank pursuant to which we provided services that allowed benefit recipients to use their benefit cards to purchase goods from merchants located in a state other than their state of residence and from merchants who were not members of our network.

   In 1997, we recorded a $40.0 million charge to legal proceedings expense for a judgment entered against us in an action brought by Mellon Bank in connection with a potential bid to provide electronic benefit transfer services to a state coalition. In 1998, $4.2 million of the reserve was reversed and credited to legal proceedings expense due to the denial of Mellon's motion for prejudgment interest. In 1999, after we paid the judgment of $32.2 million in the Mellon litigation, we reversed the remaining reserve of $2.1 million through a credit to legal proceedings expense.

   In 1998, after a reorganization and management change in our government services business and as many of the state systems were being fully implemented, we concluded that net sales from our government services contracts would be lower than anticipated because case volumes were lower due to welfare reform and a strong economy. In addition, we underestimated the costs required to support our services. The primary sources of additional costs were a need to install a greater number of point-of-sale terminals, higher than expected transaction volume per recipient and higher support costs. These higher costs could not be recovered under our fixed-price variable volume contracts and when combined with lower sales due to a decreased number of welfare recipients, resulted in 1998 charges of $26.3 million and $14.7 million to write off assets used in the government services business and to accrue for future losses on these contracts. Subsequent to the 1998 charges, additional state systems began operations while a continuing strong economy lead to further reductions in the number of welfare cases. In addition, Citibank notified us that it would not renew our exclusive switching contract. As a result, we recorded additional charges in 1999 totaling $8.7 million, primarily for additional expected future contract losses.

   We will increase our provision for expected future losses on long-term contracts by approximately $12.2 million in the second quarter of 2000 to reflect the fact that we now have a definitive contract with Citibank for a coalition of states for which Citibank serves as the prime contractor and we serve as a subcontractor. In our role as subcontractor for this coalition, we act as a third party acquiror of electronic benefit transactions, host the authorization databases, and provide consumer help desk support. As the prime contractor, Citibank serves as the lead negotiator with the states in the coalition and retailers located in those states and is responsible for providing overall project management. Citibank is also responsible for coordinating the efforts of other subcontractors and for negotiating all third party processor and regional network agreements.

   Prior to executing the agreement with Citibank, we were providing services for this coalition without a binding contract with Citibank. Although we believe that we did not have a legal obligation to provide services to this coalition before signing our agreement with Citibank, the states included in this coalition did not have alternative means of delivering benefits under their entitlement programs. As a result, we believe we could not terminate the provision of services during our contract negotiations with Citibank because any unilateral decision to do so would have subjected us to a substantial risk of litigation by the coalition states as well as potential claims by Citibank. At the same time, our negotiations with Citibank had to be conducted within the basic framework of our bid to Citibank and its bid to the coalition states. The execution of the agreement allowed us to avoid the possibility that our future losses could be larger if Citibank were ultimately to prevail on its assertions regarding the appropriate pricing terms applicable to our services and that the help desk services we were providing should have been transferred to it in exchange for per-call payments from us. To reach the final pricing schedule in the agreement for our future services, we paid Citibank $4 million in April 2000 and agreed to pay Citibank an additional $1 million in April 2001 and April 2002. For its part, Citibank agreed to pay us $1.55 million in May 2000 for amounts owed to us that it had refused to pay during our negotiations. Citibank also agreed that we would not be required to transfer the help desk support function to it.

The $12.2 million charge reflects our estimate of the future losses that we will incur providing services based on these final contract terms. These losses are due to the combination of lower case volumes and higher than anticipated transaction volumes and support costs which underly our earlier loss contract charges.

   We have decided to exit the government services business as soon as our current contractual commitments expire in 2006. During the wind down period, we intend to continue to take steps to improve the profitability of the current business. Deluxe has agreed to indemnify us for future losses arising from any litigation based on the conduct of the business prior to this offering and from future losses on identified loss contracts in excess of our $29.2 million loss contract reserve as of April 30, 2000, which amount includes the $12.2 million charge. The indemnification obligation does not apply to losses contemplated by the existing reserves. The maximum amount of litigation and contract losses for which Deluxe will indemnify us is $14.6 million. After the split-off, we intend to record any indemnification payments earned from Deluxe as a reduction of expense when the additional contract losses, if any, are recognized. Prior to the split-off, any indemnification payments we earn from Deluxe will be recorded as a capital contribution.

Loss Contract and Other Charges

   Over the past three years, we have had significant charges for legal proceedings, asset impairments, contract losses and restructurings. These charges have had a significant impact on our results of operations and financial position over this period of time. The significant charges recorded in 1997, 1998 and 1999 are as follows, on a pretax basis (dollars in thousands):

                                                       1997    1998     1999
                                                      ------- -------  -------
Legal proceedings charges (reversals)................ $40,050 $(4,157) $(2,094)
Asset impairment charges.............................  11,831  26,252      492
Loss contract charges................................      --  14,697    8,208
Restructuring charges (reversals)....................   1,516   2,151   (2,399)
                                                      ------- -------  -------
  Total.............................................. $53,397 $38,943  $ 4,207
                                                      ======= =======  =======

   These charges are reflected in the statements of operations for 1997, 1998 and 1999 as follows (dollars in thousands):

                                                       1997    1998     1999
                                                      ------- -------  -------
Cost of sales........................................ $ 2,470 $40,949  $ 8,700
Operating expenses...................................  10,877   2,151   (2,399)
Other (income) expense...............................  40,050  (4,157)  (2,094)
                                                      ------- -------  -------
  Total.............................................. $53,397 $38,943  $ 4,207
                                                      ======= =======  =======

   For more information about these charges, we refer you to Notes 5, 6, 7 and 14 to our consolidated financial statements.

Recent Events

   Acquisition of an Electronic Check Conversion Company. On February 19, 1999, we acquired all of the outstanding shares of eFunds Corporation of Tustin, California for $13 million in cash. This company provides electronic check conversion and electronic funds transfer solutions for financial services companies and retailers and is included in our electronic payments business. The acquisition was accounted for under the purchase method of accounting. As a result, our consolidated financial statements include the results of this business subsequent to its acquisition date. Total cost in excess of net assets acquired in the amount of $15.7 million is reflected as goodwill and is being amortized over 10 years.

   Acquisition of Remaining 50% Ownership Interest in HCL-Deluxe, N.V. On April 13, 1999, we acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. for $23.4 million in cash. The joint venture between Deluxe and HCL Corporation of India commenced operations in September 1997. The acquisition of HCL's interest in this company was accounted for under the purchase method of accounting. This company comprises our professional services business. Total cost in excess of net assets acquired in the amount of $24.9 million is reflected as goodwill and is being amortized over 15 years. Prior to the acquisition, we recorded our 50% ownership of the joint venture's results of operations in other expense under the equity method of accounting.

   The professional services business has been in the development phase since its inception and has generated operating losses of $10.7 million in 1999, $3.4 million in 1998 and $1.6 million in 1997. Based in part on our professional services agreement with Deluxe, we anticipate that the trend of increasing operating losses for our professional services segment will be reversed in 2000.

   Transactions With Deluxe. Deluxe has been, and is expected to continue to be, a significant client for our professional services business. In 1999, we provided software development and business process management services on a project-by-project basis to Deluxe. Revenue for these professional services was $6.3 million on a pro forma full year basis. In 1999, sales to Deluxe represented approximately 3% of our total net sales and approximately 43% of the net sales of our professional services business. Sales to Deluxe for our electronic payments business were less than 1.5% of net sales.

   Beginning in 2000, our software services to Deluxe have been formalized into a five year software development outsourcing agreement. During the term of the agreement, we anticipate that Deluxe will spend approximately $43 million per year for software development based on the actual number of hours of information technology services that we provide to Deluxe. If Deluxe fails to reach the $43 million spending target, it will be obligated to make payments for a portion of our fees based on our estimates of lost profits. We also will provide business process management services, including accounts receivable, accounts payable and other general accounting services as well as data entry services. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The provision of services by us under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

Results of Operations

   The following table presents, for the periods indicated, the relative composition of net sales and selected statements of operations data as a percentage of net sales:

                                                                    Quarter
                                             Year Ended           Ended March
                                            December 31,              31,
                                          ---------------------   ------------
                                          1997    1998    1999    1999   2000
                                          -----   -----   -----   -----  -----
Net sales:
Electronic payments......................  88.2%   83.6%   79.8%   83.3%  69.1%
Professional services....................    --      --     4.2      --   19.1
Government services......................  11.8    16.4    16.0    16.7   11.8
                                          -----   -----   -----   -----  -----
  Total net sales........................ 100.0   100.0   100.0   100.0  100.0
                                          -----   -----   -----   -----  -----
Cost of sales:
Electronic payments......................  51.2    47.5    45.6    48.9   38.9
Professional services....................    --      --     3.0      --   11.5
Government services:
  Cost of sales, excluding loss contract
   and asset impairment charges..........  12.7    16.6    12.8    14.6    8.2
  Loss contract and asset impairment
   charges...............................    --    15.3     2.9     0.1     --
                                          -----   -----   -----   -----  -----
    Total cost of sales..................  63.9    79.4    64.3    63.6   58.6
                                          -----   -----   -----   -----  -----
Gross margin.............................  36.1    20.6    35.7    36.4   41.4
                                          -----   -----   -----   -----  -----
Operating expenses:
Selling, general and administrative......  30.8    30.4    34.9    26.4   38.1
Research and development.................   0.6     0.2     1.2     0.8    0.6
Asset impairment charges.................   4.1      --      --      --     --
                                          -----   -----   -----   -----  -----
  Total operating expenses...............  35.5    30.6    36.1    27.2   38.7
                                          -----   -----   -----   -----  -----
Income (loss) from operations............   0.6   (10.0)   (0.4)    9.2    2.7
Other income (expense):
Legal proceedings........................ (17.5)    1.6     0.7     3.1     --
Other income (expense)...................  (0.4)   (1.3)   (1.5)   (1.3)    --
Interest income (expense)................  (0.4)    1.0     0.3     1.2   (0.8)
                                          -----   -----   -----   -----  -----
Income (loss) before income taxes........ (17.7)   (8.7)   (0.9)   12.2    1.9
Benefit (provision) for income taxes.....   2.8     3.2    (1.8)   (6.6)  (0.7)
                                          -----   -----   -----   -----  -----
Net income (loss)........................ (14.9)%  (5.5)%  (2.7)%   5.6%   1.2%
                                          =====   =====   =====   =====  =====

Quarter Ended March 31, 2000 Compared to the Quarter Ended March 31, 1999

   Net sales. Net sales increased $32.4 million, or 47.7%, to $100.3 million during the first quarter of 2000 from $67.9 million in the first quarter of 1999. On a pro forma basis taking into account the acquisition of HCL's interest in our professional services business, net sales increased $30.2 million, or 43%, to $100.3 in the first quarter of 2000 from $70.1 million in the first quarter of 1999. All segments experienced increases in net sales during 2000.

   Electronic payments net sales increased $12.8 million, or 22.6%, to $69.3 million in the first quarter of 2000 from $56.5 million during the first quarter of 1999. This increase was due to higher transaction processing and account verification inquiry volumes. Additionally, revenue per inquiry for our account verification services increased due to a price increase in mid-1999. Transaction volumes increased 23.0% in 2000 and inquiry volumes increased 21.3%. Several new customers were added in first quarter 2000 for newer decision support and risk management products such as QualiFile and FraudFinder.

   Professional services net sales were $19.1 million for the first quarter of 2000. We recorded no net sales for professional services in 1999 because of equity accounting prior to the acquisition of HCL's interest in our professional services business in April 1999. On a pro forma basis taking into account this acquisition, professional services net sales increased $16.8 million to $19.1 million in the first quarter of 2000 from $2.3 million in the first quarter of 1999. This growth was primarily due to the initiation of business process management and software development outsourcing services to Deluxe and also included sales to new clients and increased sales to existing clients.

   Deluxe has been, and is expected to continue to be, a significant customer for our professional services business. In the first quarter of 2000, sales to Deluxe represented approximately 15.6% of our total net sales and approximately 80.5% of the net sales of our professional services business.

   Government services net sales increased by $0.5 million, or 4.2%, to $11.8 million in the first quarter of 2000 from $11.3 million in the first quarter of 1999. This increase was due to the roll-out of electronic benefit transfer services in additional states during early 1999 and price increases on contract extensions for online Medicaid eligibility verification services. Government services net sales will likely decrease in future periods as existing contracts expire.

   Cost of sales. Cost of sales increased $15.7 million, or 36.3%, to $58.8 million in the first quarter of 2000 from $43.1 million in the first quarter of 1999. This increase was primarily due to increased sales and the acquisition of HCL's interest in our professional services business. As a percentage of net sales, cost of sales decreased to 58.6% during the first quarter of 2000 as compared to 63.5% during the first quarter of 1999.

   Electronic payments cost of sales increased $5.8 million, or 17.5%, to $39.0 million in the first quarter of 2000 from $33.2 million in the first quarter of 1999. As a percentage of electronic payments net sales, cost of sales decreased to 56.2% during the first quarter of 2000 compared to 58.7% during the first quarter of 1999. This decrease was due primarily to an increase in online customer inquiries, which have lower costs than telephone inquiries.

   Professional services cost of sales was $11.6 million, or 60.5% in the first quarter of 2000. We recorded no cost of sales for professional services in the first quarter of 1999 because of equity accounting prior to the acquisition of HCL's interest in our professional services business in April 1999. On a pro forma basis taking into account this acquisition, professional services cost of sales increased $10.1 million to $11.6 million in the first quarter of 2000 from $1.5 million in the first quarter of 1999. As a percentage of professional services net sales, cost of sales decreased to 60.5% in the first quarter of 2000 compared to 66.6% in the first quarter of 1999. The decrease was due to the execution of more profitable contracts, less reliance on sub-contractors and an increasing portion of work being performed offshore where margins are higher.

   Government services cost of sales decreased $1.7 million, or 17.4%, to $8.2 million in the first quarter of 2000 from $9.9 million in the first quarter of 1999. The decrease during 2000 was due primarily to higher installation costs experienced in the first quarter of 1999 as new states were rolled out during that timeframe. As a percentage of government services net sales, cost of sales decreased to 69.6% during 2000 compared to 87.9% during 1999.

   Gross margin. Gross margin increased $16.8 million, or 67.8%, to $41.5 million in the first quarter of 2000 from $24.7 million in the first quarter of 1999. As a percentage of net sales, gross margin increased to 41.4% during the first quarter of 2000 compared to 36.5% during the first quarter of 1999.

   Selling, general and administrative. Selling, general and administrative expenses increased $20.3 million, or 113.4%, to $38.2 million during the first quarter of 2000 from $17.9 million during the first quarter of 1999. As a percentage of net sales, selling, general and administrative expenses increased to 38.1% during the first quarter of 2000 compared to 26.4% during the first quarter of 1999. This increase was primarily due to the acquisition of HCL's interest in our professional services business. We recorded no selling, general and administrative expenses for professional services in 1999 because of equity accounting prior to this April 1999 acquisition. Other factors contributing to the increase were additional promotional advertising geared toward creating brand awareness of the eFunds name, increased retention accruals and recruiting and relocation expense as a result of organizational changes and increased consulting expense. Also, in 1999, we reversed $2.0 million of restructuring accruals from prior periods because of our decision to retain the international operations of our electronic payments segment.

   Research and development. Research and development expenses increased by $0.1 million to $0.6 million in the first quarter of 2000 from $0.5 million in the first quarter of 1999. All research and development expenses were within the electronic payments business and primarily reflect costs incurred in conjunction with the development of DebitBureau.

   Other income (expense). Other income was $13,000 during the first quarter of 2000 compared to other expense of $866,000 during the first quarter of 1999. The expense in 1999 was primarily due to losses recorded under the equity method of accounting for the HCL-Deluxe joint venture. Prior to our April 1999 acquisition of HCL's interest in this venture, we recorded our 50% share of the joint venture's losses in other expense.

   Interest income (expense). Interest expense was $801,000 during the first quarter of 2000 compared to interest income of $803,000 during the first quarter of 1999. The change resulted from intercompany interest with Deluxe and the addition of our credit facility in India. In 1999, we earned interest from Deluxe on our intercompany receivable balance. This intercompany receivable was declared a dividend at the end of 1999. In the first quarter of 2000 we were in an intercompany payable position with Deluxe and were charged intercompany interest.

   Provision for income taxes. Our effective tax rate was 37.7% in the first quarter of 2000 compared to 54.3% in the first quarter of 1999. The decrease in our tax rate was primarily due to reduced foreign taxes due to the utilization of foreign net operating loss carryforwards.

   Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Net sales. Net sales increased $34.8 million, or 13.0%, to $302.3 million in 1999 from $267.5 million in 1998. All segments experienced increases in net sales during 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, net sales increased $27.1 million, or 9.7%, to $306.7 million in 1999 from $279.6 million in 1998.

   Electronic payments net sales increased $17.9 million, or 8.0%, to $241.4 million in 1999 from $223.5 million in 1998. Increased net sales due to greater transaction processing and account verification inquiry volumes and price increases were partially offset by decreased software sales due to customer reluctance to make significant software changes prior to Year 2000. Transaction volumes increased 27.3%, and inquiry volumes increased 6.1% as the result of higher volumes from existing customers. Net sales in 1999 included minimal contributions from several new products, such as QualiFile, FraudFinder and Integreat!, which were launched in late 1999.

   Professional services net sales were $12.7 million in 1999. We recorded no net sales for professional services in 1998 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, professional services net sales increased $4.9 million, or 40.6%, to $17.0 million in 1999 from $12.1 million in 1998. This growth was due to new clients, increased sales to existing clients and the initiation of business process management services for Deluxe.

   Government services net sales increased by $4.3 million, or 9.8%, to $48.3 million in 1999 from $44.0 million in 1998. This increase was due to the roll-out of additional states during the latter half of 1998 and early 1999 and price increases on contract extensions for online Medicaid eligibility verification services. Government services net sales will likely decrease in future periods as existing contracts expire because we are exiting the government services business.

   Cost of sales. Cost of sales decreased $18.0 million, or 8.5%, to $194.3 million in 1999 from $212.3 million in 1998. This decrease in 1999 is the net result of increased cost of sales primarily due to increased volumes and the acquisition of HCL-Deluxe, offset by a $32.2 million reduction in loss contract and asset impairment charges related to government services. As a percentage of net sales, cost of sales decreased to 64.3% during 1999 compared to 79.4% during 1998, mainly due to a reduction in loss contract and asset impairment charges. Excluding these charges, cost of sales as a percentage of net sales would have been 61.4% in 1999 and 64.1% in 1998.

   Electronic payments cost of sales increased $11.0 million, or 8.6%, to $138.0 million in 1999 from $127.0 million in 1998. As a percentage of electronic payments net sales, cost of sales increased to 57.2% in 1999 compared to 56.8% in 1998. This increase was due primarily to the introduction of new services, primarily electronic check conversion services, and amortization of software related to new products, primarily QualiFile, DataNavigator and online banking in the United Kingdom.

   Professional services cost of sales were $9.0 million, or 71.1% of professional services net sales in 1999. We recorded no cost of sales for professional services in 1998 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, professional services cost of sales increased $2.7 million, or 29.1%, to $11.9 million in 1999 from $9.2 million in 1998. As a percentage of professional services net sales, cost of sales decreased to 70.0% in 1999 compared to 76.2% in 1998. This decrease was primarily due to increased sales, execution of more profitable contracts, less reliance on subcontractors through building of our own capabilities and increased proportion of work being done offshore where margins are higher despite lower billing rates.

   Government services cost of sales decreased $38.0 million, or 44.6%, to $47.3 million in 1999 from $85.3 million in 1998. The decrease during 1999 was due primarily to the $32.2 million reduction in loss contract and asset impairment charges, as well as lower depreciation and amortization expense in 1999 due to asset impairment charges recorded in 1998. As a percentage of government services net sales, cost of sales decreased to 97.9% in 1999 compared to 193.9% in 1998. Excluding the loss contract and asset impairment charges, cost of sales as a percentage of government services net sales would have decreased to 79.9% in 1999 compared to 100.8% in 1998.

   Gross margin. Gross margin increased $52.8 million, or 95.7%, to $108.1 million in 1999 from $55.2 million in 1998. As a percentage of net sales, gross margin increased to 35.7% in 1999 compared to 20.6% in 1998. Excluding the loss contract and asset impairment charges, our gross margin would have been 38.6% in 1999 and 35.9% in 1998.

   Selling, general and administrative. Selling, general and administrative expenses increased $24.2 million, or 29.8%, to $105.4 million in 1999 from $81.2 million in 1998. As a percentage of net sales, selling, general and administrative expenses increased to 34.9% in 1999 compared to 30.4% in 1998. This increase was predominantly related to costs incurred in conjunction with the development of DebitBureau, infrastructure investments and goodwill amortization. These increases were partially offset by initiatives designed to lower selling, general and administrative expenses, such as reductions in hiring, travel cost and consulting fees, and lower restructuring charges. In 1999, we reversed $2.4 million of restructuring accruals from prior periods. In 1998, we recorded restructuring charges of $3.2 million for severance relating to our initiative to reduce selling, general and administrative expenses. During 1998, we also reversed $1.0 million of a 1996 restructuring charge.

   Research and development. Research and development expenses increased by $3.1 million to $3.8 million in 1999 from $0.6 million in 1998. As a percentage of net sales, research and development expenses increased to 1.2% in 1999 compared to 0.2% in 1998. All research and development expenses were within the electronic payments business and primarily reflect costs incurred in conjunction with the development of DebitBureau.

   Other income (expense). Other expense increased $1.1 million, or 31.9%, to $4.6 million in 1999 compared to $3.5 million in 1998. The increase in expense in 1999 was primarily due to losses on the disposal of an in-house developed system which was written off when the decision to take the assets out of service was made and the assets were replaced with purchased software that has greater functionality. This increase was partially offset by the reduced losses recorded under the equity method of accounting for HCL-Deluxe. Prior to our acquisition of the remaining ownership interest in April 1999, we recorded our 50% share of the joint venture's losses in other expense.

   Provision for income taxes. We recognized a provision for income taxes of $5.6 million in 1999 as compared to a benefit of $8.6 million in 1998. We did not record a tax benefit on the operating loss of the professional services business because of its lack of profitability through 1999. Increased non-deductible goodwill amortization resulting from the acquisition of the electronic check conversion company also contributed to the provision for income taxes.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Net sales. Net sales increased $38.5 million, or 16.8%, to $267.5 million in 1998 from $229.1 million in 1997. All segments experienced increases in net sales during 1998. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, net sales increased $47.3 million, or 20.4%, to $279.6 million in 1998 from $232.3 million in 1997.

   Electronic payments net sales increased $21.4 million, or 10.6%, to $223.5 million in 1998 from $202.1 million in 1997. Increased transaction processing volume, higher inquiry volumes, higher software licensing and professional services contributed to this increase. Transaction volumes increased 19.0% and inquiry volumes increased 5.9% as a result of higher volumes from existing clients. Software licensing and related services increased due to clients' demands for new software systems to address potential Year 2000 impacts.

   We recorded no net sales for professional services in 1998 and 1997 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, professional services net sales increased $8.9 million, or 277.5%, to $12.1 million in 1998 from $3.2 million in 1997 when operations for this business commenced late in the third quarter.

   Government services net sales increased by $17.0 million, or 63.1%, to $44.0 million in 1998 from $27.0 million in 1997. This increase was due to additional state contracts and the roll-out of existing contracts.

   Cost of sales. Cost of sales increased $65.9 million, or 45.0%, to $212.3 million in 1998 from $146.4 million in 1997. As a percentage of net sales, cost of sales increased to 79.4% in 1998 compared to 63.9% in 1997. This increase was primarily due to the $26.3 million asset impairment charges and the $14.7 million loss contract charges recorded in the government services business compared to only $2.4 million of asset impairment charges recorded by the electronic payments segment in 1997. With these charges excluded in both years, cost of sales as a percentage of net sales would have been 64.1% in 1998 compared to 62.8% in 1997.

   Electronic payments cost of sales increased $9.8 million, or 8.4%, to $127.0 million in 1998 from $117.2 million in 1997. The increase in 1998 was primarily due to higher revenue volumes. As a percentage of electronic payments net sales, cost of sales was 56.8% in 1998 and 58.0% in 1997.

   We recorded no cost of sales for professional services in 1998 and 1997 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, professional services cost of sales increased $6.7 million, or 267.9%, to $9.2 million in 1998 from $2.5 million in 1997. The increase was due to a full year of operations in 1998. As a percentage of professional services net sales, cost of sales decreased to 76.2% in 1998 compared to 78.2% in 1997.

   Government services cost of sales increased $56.0 million, or 191.7%, to $85.3 million in 1998 from $29.2 million in 1997. This increase was primarily due to loss contract and asset impairment charges totaling $40.9 million. As a percentage of government services net sales, cost of sales increased to 193.9% in 1998 compared to 108.4% in 1997.

   Gross margin. Gross margin decreased $27.4 million, or 33.2%, to $55.2 million in 1998 from $82.6 million in 1997. As a percentage of net sales, gross margin decreased to 20.6% in 1998 compared to 36.1% in 1997, primarily due to charges of $40.9 million for loss contracts and asset impairments in the government services business. With these charges excluded from 1998 and the $2.4 million of asset impairment charges discussed above excluded from 1997, our consolidated gross margin would have been 35.9% for 1998 and 37.2% for 1997.

   Selling, general and administrative. Selling, general and administrative expenses increased $10.7 million, or 15.1%, to $81.2 million in 1998 from $70.5 million in 1997. This increase was predominantly related to increased selling and marketing expenses associated with the electronic payments business and $2.7 million of costs incurred in connection with the development of DebitBureau. These increases were partially offset by decreases within the government services business due to lower legal costs. During 1998, we recorded restructuring charges of $3.2 million for severance relating to our initiative to reduce selling, general and administrative expenses, while we also reversed $1.0 million of a 1996 restructuring charge. During 1997, we recorded restructuring charges of $1.5 million for severance within the electronic payments business. This reduction was completed in 1998, with severance payments of $1.4 million paid through December 31, 1999. As a percentage of net sales, selling, general and administrative expenses were 30.4% in 1998 and 30.8% in 1997.

   Research and development. Research and development expenses decreased $0.8 million, or 55.3%, to $0.6 million in 1998 from $1.4 million in 1997. As a percentage of net sales, research and development expenses decreased to 0.2% in 1998 compared to 0.6% in 1997. All research and development was within the electronic payments business and primarily reflects the costs incurred in conjunction with our development of neural network and other fraud prevention technologies.

   Asset impairment charges. In 1998, there was no asset impairment charges in operating expenses compared to $9.4 million of charges recorded in 1997. In 1997, we formulated a plan to divest the international unit of our electronic payments business. Based on fair market value estimates, we recorded a charge of $9.4 million to write down the carrying value of these operations to their estimated fair value less costs to sell.

   Other income (expense). Other expense increased $2.6 million to $3.5 million in 1998 from $0.9 million in 1997. This increase is primarily due to the increased losses recorded for our 50% ownership interest in the joint venture HCL-Deluxe. In 1997, other expense does not include a full year of operations because the joint venture began operations in September of that year.

Quarterly Results of Operations

   The following tables present our unaudited quarterly data for each of our nine most recently ended quarters. The data has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include all necessary adjustments that our management considers necessary for a fair presentation of such information. This data should be read in conjunction with our annual audited consolidated financial statements and the notes to those statements included in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future quarter or year.

                                                          Three Months Ended
                          -----------------------------------------------------------------------------------------
                          Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,
                            1998      1998      1998       1998      1999      1999      1999      1999      2000
                          --------  --------  ---------  --------  --------  --------  --------- --------  --------
                                                            (in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales:
Electronic payments.....  $54,086   $55,697   $ 56,775   $56,992   $56,546   $58,768    $61,510  $64,561   $ 69,324
Professional services...      --        --         --        --        --      1,916      5,218    5,544     19,141
Government services.....    9,230    10,758     10,951    13,031    11,310    11,883     13,167   11,917     11,790
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
 Total net sales........   63,316    66,455     67,726    70,023    67,856    72,567     79,895   82,022    100,255
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
Cost of sales:
Electronic payments.....   30,204    32,642     31,365    32,823    33,180    33,019     34,629   37,169     38,974
Professional services...      --        --         --        --        --      1,465      3,666    3,888     11,577
Government services:
 Cost of sales,
  excluding loss
  contract and asset
  impairment charges....   11,065    10,478     11,915    10,867     9,880    10,579     10,361    7,754      8,206
 Loss contract and asset
  impairment charges....      --        --      40,949       --         60        57        150    8,433
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
 Total cost of sales....   41,269    43,120     84,229    43,690    43,120    45,120     48,806   57,244     58,757
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
Gross margin............   22,047    23,335    (16,503)   26,333    24,736    27,447     31,089   24,778     41,498
Operating expenses:
Selling, general and
 administrative.........   21,861    21,345     21,375    16,617    17,887    24,844     28,378   34,273     38,178
Research and
 development............      187       172        133       133       536     1,518      1,380      322        579
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
 Total operating
  expenses..............   22,048    21,517     21,508    16,750    18,423    26,362     29,758   34,595     38,757
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
Income (loss) from
 operations.............       (1)    1,818    (38,011)    9,583     6,313     1,085      1,331   (9,817)     2,741
Other income (expense):
Legal proceedings.......      --        --       4,157       --      2,094       --         --       --
Other income (expense)..     (271)     (225)    (1,542)   (1,457)     (866)     (420)    (2,870)    (453)        13
Interest income
 (expense)..............      877       793        369       750       803       275         (3)    (112)      (801)
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
Income (loss) before
 income taxes...........      605     2,386    (35,027)    8,876     8,344       940     (1,542) (10,382)     1,953
(Provision) benefit for
 income taxes...........     (224)     (883)    12,960    (3,284)   (4,530)   (3,419)    (7,692)  10,055       (737)
                          -------   -------   --------   -------   -------   -------    -------  -------   --------
Net income (loss).......  $   381   $ 1,503   $(22,067)  $ 5,592   $ 3,814   $(2,479)   $(9,234) $  (327)  $  1,216
                          =======   =======   ========   =======   =======   =======    =======  =======   ========

Liquidity, Capital Resources and Financial Condition

   As of March 31, 2000, cash and cash equivalents were $26.9 million. We also had $4.2 million of restricted cash that we temporarily hold in custodial accounts on behalf of clients and $24.5 million in restricted cash that we have supplied to ATMs managed by a client who is a provider of ATM management and outsourcing services. We have agreed to make up to $35 million of cash available for this purpose. The client pays us a fee based on the amount of restricted cash supplied to the ATMs.

   At March 31, 2000, we also had a $10.0 million line of credit, which is denominated in Indian rupees and guaranteed by Deluxe, available for use by our international operations at an interest rate of 15.81%. The average amount drawn on this line during the first quarter of 2000 was $4.1 million. The average amount drawn on this line was $2.7 million in 1999. As of March 31, 2000, $4.5 million was outstanding. This line of credit remains guaranteed by Deluxe until October 1, 2000.

   The following table sets forth a summary of cash flow activity and should be read in conjunction with our consolidated statements of cash flows:

                                           Summary of Cash Flows
                                         --------------------------
                                          Year ended  Quarter ended
                                         December 31,   March 31,
                                             1999         2000
                                         ------------ -------------
                                                     (in thousands)
   Cash provided by (used in) operating
    activities.........................    $(12,150)    $ 13,626
   Cash used in investing activities...     (73,209)     (28,846)
   Cash provided by financing
    activities.........................     105,153       10,374
   Net cash used by the professional
    services segment during December,
    1999...............................         --        (4,127)
                                           --------     --------
   Net increase (decrease) in cash and
    cash equivalents...................    $ 19,794     $ (8,973)

   Cash provided by operating activities during the first quarter of 2000 was $13.6 million, primarily due to a reduction of $3.7 million in cash supplied to ATMs operated by a client of our electronic payments business and the timing of income tax payments. Cash used in operating activities was $12.2 million in 1999, primarily due to $32.2 million to pay a judgment to Mellon Bank in a legal proceeding related to our government services business for which we had accrued $40 million in 1997 and the use of $25.0 million to supply cash to ATMs operated by a client of our electronic payments business.

   Cash used in investing activities was $28.8 million during the first quarter of 2000, due in part to capital expenditures of $8.8 million, including $5.9 million for product development related expenditures. We also invested $20.0 million to purchase a 24% interest in a provider of ATM management and outsourcing services to retailers and financial institutions. Cash used in investing activities was $73.2 million in 1999, primarily due to capital expenditures of $38.2 million, including $17.3 million for product development related expenditures. We also invested $13.0 million to purchase eFunds Corporation of Tustin, California and $23.4 million to purchase HCL's 50% ownership interest in our professional services business.

   Cash provided from financing activities was $10.4 million during the first quarter of 2000. Cash provided by Deluxe was $23.9 million and dividends paid to Deluxe were $13.8 million. We obtained $0.7 million from borrowings on our line of credit and used cash to repay debt of $0.5 million. Cash provided from financing activities was $105.2 million in 1999, of which $108.8 million was provided by Deluxe and $3.1 million from borrowings on our line of credit. We used cash to repay debt of $6.7 million.

   Net cash used by the professional services segment during December 1999 represents the change in the results of operations and financial position of our professional services business. Previously, this business reported their results of operations and financial position on a one-month lag. In January 2000, this business changed its reporting periods to coincide with the rest of our company.

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   We had capital expenditures, including capitalized product development expenditures, of $8.8 million in the first quarter of 2000, $38.2 million in 1999, $30.5 million in 1998 and $18.0 million in 1997. We anticipate a substantial increase in our capital expenditures in 2000 to complete the integration of our infrastructure and for continued spending on product development. In particular, we intend to consolidate our data centers and customer contact centers. We estimate our capital expenditures to be approximately $62.5 million in 2000.

   Deluxe has agreed to provide us with a $75 million unsecured, revolving credit facility until the earlier of the effective date of the split-off or December 31, 2000. We currently do not have borrowings outstanding under this facility. Borrowings under the facility will be due at the split-off or maturity and will accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin. The margin above LIBOR may vary between 0.25% and 1.3% depending on changes to Deluxe's credit rating. As of the time of this offering, if there were borrowings the rate would consist of LIBOR at 6.38% plus margin of 0.25 for a total rate of 6.63%. At December 31, 1999, the applicable rate would have been 6.39% per annum. The credit facility contains financial and restrictive covenants, including limitations on our ability to incur secured debt, to dispose of assets, to consolidate and merge and to sell all or substantially all of our assets, and financial maintenance ratios. We intend to replace this facility with a new credit facility with one or more financial institutions prior to the split-off or maturity. A replacement credit facility may not be available to us, or if available, we may not be able to obtain it on a timely basis or on terms acceptable to us.

   We believe that cash generated from operations and borrowings under our credit facilities are sufficient to sustain our existing operations and our current level of growth for the next 12 months. In lieu of borrowing under our credit facility or reducing our anticipated level of capital expenditures, we will likely expend approximately $25 million of the net proceeds of this offering to support our capital expenditures, $10 million for the creation of this infrastructure needed to enable us to operate as a stand-alone entity and $10 million for product development activities. We believe that cash generated from operations, borrowings under our credit facilities and the net proceeds from this offering will provide sufficient funds for operations for the foreseeable future. Based on our recent level of acquisition and investment activity, we anticipate that we may use some of the net proceeds from this offering to fund future acquisitions and investments, although we do not have any agreements with respect to any material acquisitions as of the date of this prospectus. If future acquisitions and investments should require cash in excess of the amount of net proceeds from this offering and cash generated from operations, we would consider our financing alternatives at that time. Other than in connection with the possible split-off, we have no current plans for future equity offerings in the near term.

Recently Issued Accounting Standards

   In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, Reporting the Costs of Start-up Activities, which provides guidance on the appropriate accounting for start-up activities beginning in 1999. Application of the SOP did not have a material impact on our reported operating results or financial position.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides guidance on accounting for derivatives and hedge transactions. We do not anticipate that the effect of this pronouncement, which is effective for us on January 1, 2001, will have a material impact on our reported operating results.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Applications of this SAB did not have a material impact on our reported operating results or financial position.

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Market Risk Disclosure

   We operate internationally, and so we are subject to potentially adverse movements in foreign currency rate changes. We have not entered into foreign exchange forward contracts to reduce our exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. As of March 31, 2000, we have borrowed $4.5 million on a line of credit denominated in Indian rupees. The rate on the borrowing remains fixed for the term of the borrowing. We do not believe that a change in interest rates would result in a material effect on our future earnings, financial position or cash flows. The funds borrowed are used exclusively by the business within India and used to pay for expenses denominated in Indian rupees.

   We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Indian rupee and British pounds. We do not believe that a change in the Indian rupee and British pound exchange rates of 10% would result in a material effect on our future earnings, financial position or cash flows.

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

                                    BUSINESS

Overview

   We provide transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies. Our electronic payments segment, which accounted for approximately 80% of our total net sales in 1999, provides a comprehensive suite of transaction processing services and decision support and risk management products for debit transactions. Our decision support and risk management tools enable our clients to combat identity fraud and account abuse in debit transactions. We also provide financial institutions with customer relationship tools for opening accounts, minimizing fraud and identifying cross-selling opportunities. In our professional services segment, which accounted for approximately 4% of our total net sales in 1999, we provide information technology consulting and business process management services. We offer online electronic transfer of benefits under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services under our government services segment. This segment accounted for approximately 16% of our total net sales in 1999.

   Our business has been developed through the combination of several businesses. Our core transaction processing business, SCAN check verification service and ChexSystems new account application service were acquired by Deluxe in several acquisitions from 1984 through 1990. In 1989, we initiated our government services business, which rolled out our first state-wide system to provide the electronic transfer of government entitlement benefits in 1993. Deluxe formed a joint venture to provide professional services in 1997 and acquired the remaining 50% interest in this venture in April 1999. In 1998, Deluxe began to coordinate and enhance the operation of our decision support and risk management businesses by creating our DebitBureau database. Deluxe acquired an electronic check conversion business in February 1999.

   In January 2000, as part of a strategy to create strategically focused enterprises that independently define their business objectives, raise capital and pursue growth opportunities, Deluxe announced that it planned to combine our businesses under our company and to issue shares of our common stock to the public.

Industry Background

   Growth in Debit Cards. Payment methods are undergoing rapid change as new technologies and the new business requirements, including in e-commerce, cause newer electronic payment methods to supplant traditional paper methods. Although paper-based payment methods, such as personal checks, cash, bank and travelers checks and food stamps, represented more than 70% by dollar volume, or $3,255 billion, of U.S. consumer payments in 1998, the Nilson Report estimated in December 1999 that payments using these paper-based technologies will decline to 52.1%, or $3,556 billion, of U.S. consumer payments by 2005. This report also estimates that the dollar volume of debit card payments will increase from 3.7%, or $168 billion, of U.S. consumer payments in 1998 to 10.9% of domestic consumer payments, or $743 billion, in 2005.

   The Nilson Report estimates that the number of U.S. debit cards payments will increase from 4.9 billion transactions, or 4.9% of total consumer transactions, in 1998 to 19.1 billion transactions, or 14.0% of total consumer transactions, in 2005. This increase represents a compound annual growth rate in debit transactions of 21.6%. From our perspective, this growth rate compares favorably to the projected compound annual growth rate of only 3.1% in the number of U.S. credit card payments, which Nilson expects to increase from 17.1 billion transactions, or 17.4% of total consumer transactions, in 1998 to 21.9 billion transactions, or 16.1% of total consumer transactions, in 2005. The Nilson Report further estimates that the number of U.S. debit card transactions will overtake credit cards payments by 2007. In many international markets, including the United Kingdom and Canada, debit cards have replaced credit cards as the leading form of consumer electronic payment. As a result, financial institutions and retailers will require electronic payment processes that allow for newer debit-based electronic payment methods as well as increase the efficiency of continued paper payment transactions.

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

   Debit card use is increasing because it is widely accepted by retailers and provides substantially the same level of convenience in making a purchase as credit cards. Consumers use debit cards to direct a bank to pay money directly from a demand deposit account, such as a checking account. Debit cards allow a consumer to avoid accumulating credit card debt, provide a single summary of the consumer's debit card and check transactions on the consumer's bank statements and, in many cases, provide a cash-back feature at the point-of-sale. For retailers, debit cards generally entail lower transaction costs than credit cards due to higher processing costs and fees for credit card payments and fewer fraud losses in the cases where the debit card transaction involves the use of a unique personal identification number, or PIN, assigned to the cardholder.

   Growth in e-Commerce. Growth in e-commerce transactions is also expected to increase the need for electronic payment solutions. According to a September 1999 report by Forrester Research, online retail purchases by U.S. consumers will grow from $20 billion in 1999 to $184 billion in 2004, reaching 7% of total retail spending in that year. An estimated 90% of Internet transactions are currently paid for using credit cards. This dependence on credit cards presents issues for e-commerce companies because they face the potential for a substantial amount of credit card fraud due to identity manipulation. PIN-based debit transactions could help alleviate this problem for merchants and give consumers a higher degree of confidence in the security of Internet transactions. By failing to provide debit payment alternatives, e-commerce providers also exclude the estimated 32.4% of U.S. consumers who, according to a survey published in January 2000 by the Federal Reserve Bank, do not have a credit card. Consequently, we believe e-commerce companies are increasingly likely to look to debit cards to expand payment options for consumers, lower their transaction costs, provide greater transaction security and successfully complete more transactions.

   Decrease Transaction Costs. In general, merchants and financial institutions are seeking to increase the use of electronic payment systems to decrease transaction costs. A December 1997 study in the Journal of Banking and Finance estimates that the cost of using electronic payments is one-third of the cost of paper-based transactions. To facilitate electronic transactions, merchants and financial institutions are installing greater numbers of ATMs and point-of-sale debit terminals. The number of these devices increased by 36.6% from 1998 to 1999 according to a report published in July 1999 by Bank Network News. Retailers and banks are also adopting new technologies to reduce costs associated with paper checks. Electronic check conversion technologies, in which paper checks are scanned at the point-of-sale and converted from a paper into an electronic debit transaction, are gaining acceptance. Using electronic check conversion, retailers and banks can realize cost savings and cash management benefits while enabling customers to continue their check writing practices.

   A significant factor in transaction costs is fraud, such as use of a false or stolen identity. Account abuses, such as writing checks with insufficient funds or opening and closing accounts to avoid payments are also factors. Losses from bad checks and check fraud totaled $1.3 billion for banks and $13 billion for merchants in the United States in 1998 according to a report published in September 1999 by the Tower Group and bad check losses have increased for merchants at a rate of 5% per year since 1996. In order to combat fraud effectively, financial services companies and retailers require products that enable them to identify and reduce potential risks. Debit card transactions can also help to reduce fraud because transactions using PINs are less likely to be fraudulent than signature based transactions.

   Need for New Technologies. Financial service companies also face pressures to adopt new payment technologies to better serve their customers and reduce costs. Banks, credit unions and savings banks are making substantial investments in online banking and brokers require efficient mechanisms for online opening and funding of trading accounts. In each case, the financial service companies must find online methods that reduce or eliminate the need to deliver paper checks and manage the risk of online account funding. Financial service companies require these services to retain highly valued customers and to position themselves for expanded e-commerce activities. At the same time, as financial services companies and retailers are responding to these increasing demands for new technologies, they also must control costs and address shortages of information technology resources. One consequence is that financial institutions and retailers are increasing

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

their use of external information technology service providers. In a February 1999 report, The Tower Group estimated that spending by U.S. commercial banks on external information technology services will increase from $26 billion in 1998 to $33 billion in 2002.

Market Opportunity

   To accommodate the variety of payment methods in use today, merchants and financial institutions need new technologies to help them acquire, authorize and process payment transactions. For example, a consumer may wish to use a debit card, ATM card, credit card or paper check to effect a transaction. The financial institution or retailer must collect the consumer's account and transaction information through a point-of-sale device, ATM, telephone order, check or Internet interface. This account and transaction information must then be processed for acceptance authorization and then processed for payment and settlement. In addition, banks and other financial service providers need technologies that allow them to open accounts online, manage their accounts more effectively and allow them to "cross-sell" additional services. The following diagram illustrates the elements of the payment cycle.

              [DIAGRAM ILLUSTRATING THE FLOW OF THE PAYMENT CYCLE]

   In the past, financial service companies and retailers have needed to work with separate service providers to obtain the necessary technologies because the electronic payments industry has historically been divided between delivery and transaction processing companies and information and analysis providers. At the same time, financial service companies and retailers need access to professional information technology resources so that they can exploit the promise of new technologies. Our company provides all of these services.

Our Competitive Advantages

   We offer comprehensive electronic payment services that combine our transaction processing capabilities with our decision support and risk management tools. Our products enable our clients to manage and combat fraud, transfer funds and enhance their customer relationships. In addition, our professional services provide clients with the information technology resources they need to respond to the demands for new technology, implement and integrate our solutions and develop new software applications. Our decision support and risk management tools and processing capabilities can be delivered as an integrated electronic payment process or deployed as separate modules. We believe this mix of capabilities and flexible product offerings addresses developing market opportunities and provides us with the following competitive advantages.

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

   Comprehensive Products and Services. Our products and services enable our clients to manage the complete electronic debit payment cycle, from account opening, to payment approval, to electronic funds transfer and settlement. Our services reduce transaction costs, manage risks and enhance customer relationships for our clients by providing:

  . risk management and decision support tools based on DebitBureau, our unique debit information database;

  . customer relationship tools for opening financial accounts, electronically funding these accounts, minimizing fraud and identifying cross-selling opportunities;

  . transaction processing, monitoring and settlement on an efficient, cost-effective and worldwide basis;

  . information technology professional services to create e-commerce and Internet solutions, integrate our products into our clients' systems and new technologies and develop custom software applications; and

  .  business process management services.

   In the past, merchants, banks and other financial services companies needed to integrate debit payment services from numerous providers using disparate technologies and platforms. We believe we are the only single-source provider of comprehensive electronic debit payment services on an integrated basis. Clients may choose, however, to use only those of our individual services that fit their needs and we can implement these services in any environment.

   Premier Database. We believe our DebitBureau database is the most comprehensive source of data regarding debit transactions available. This database contains more than 2.7 billion debit records, including account openings and closings, checking and savings account activity, insufficient funds check-writing histories and check order histories. Approximately 1.7 million records are added daily to DebitBureau. DebitBureau provides a unique source of information because it aggregates data from sources such as SCAN, which is used at more than 82,000 retail locations, and ChexSystems, which is used by more than 86,000 financial locations. We also receive data from clients of Deluxe and other data sources.

   The breadth and depth of DebitBureau allows us to develop more powerful risk management and analytical tools. Our clients can draw on DebitBureau to make better risk management decisions, such as authorizing a new checking or savings account or accepting a check, and to improve their customer relationship decisions, such as identifying opportunities to cross-sell additional services to their customers. We offer products that provide our clients online access to the database and our proprietary risk assessment models. Information on a proposed debit transaction or an account opening is entered by a client into our system and is analyzed to determine the likelihood of identity fraud or account abuse and to otherwise assess the overall risk of opening the new account. The system also identifies customers of our clients who are most likely to accept client product offers. For example, our products enable financial institutions to identify opportunities to sell new customers credit cards and home equity loans more effectively and to set more appropriate limits on the customer's privileges, such as maximum withdrawals in debit card transactions.

   Global Processing Capabilities. Using our electronic processing services, our clients have the ability to process debit payment transactions on a worldwide basis. Our network connects with over 15,000 links to other networks and institutions throughout the world. For example, we are the single gateway for all of a major U.S. financial institution's ATM transactions outside its internal network on a worldwide basis. We processed approximately 125 million transactions in 45 countries for this client in 1999. Our processing services can provide a single gateway for electronic funds transfers that can sort and execute all of a client's electronic debit payment transactions using the appropriate networks. We drive and manage the services for all major ATM models through multiple telecommunication configurations.

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

   Expertise in Electronic Commerce. We have focused on electronic transaction processing since 1976. This long history and industry focus provides us with the experience and capabilities needed to migrate electronic debit payments to many channels, including the Internet and point-of-sale devices. Because of our background and skills, we believe we are uniquely positioned to enable debit transactions on the Internet, and we recently introduced Integreat!, an online service for opening, funding and managing accounts, to extend our fraud management and client account management tools to this channel. We also offer Web EFT, a browser-based Internet application that allows clients automatically to collect and deposit pre-authorized customer payments.

   Global Resources for Information Technology Solutions. Our high quality professional services business provides information technology solutions by teaming onsite consultants in the United States who analyze and manage projects with software developers in India who develop client-specific software. Our professional services business employs approximately 785 software developers worldwide. Our global delivery capabilities give us the ability to provide high quality, around-the-clock development services at competitive prices. We are presently engaged by 20 companies for our information technology professional services.

Our Strategy

   Our objective is to be the leading provider of electronic debit payment solutions and related professional services to financial and retail industries. Key elements of our business strategy are to:

  . Adapt our Products for Internet Applications. Based on our processing and risk management capabilities and industry expertise, we believe we are uniquely positioned to help our clients take advantage of the efficiencies and revenue opportunities of e-commerce. We intend to continue to adapt our core capabilities in transaction processing, fraud prevention and client account management for Internet applications and to develop products and services that will assist in the development of new e-commerce channels, such as business-to-business Internet transactions. Our services can help make debit payments, which are under-represented on the Internet as a payment option, safer, easier to use, and more widespread. Products under development which are scheduled for introduction over the next 12 months are:

    . PIN-secured debit payment applications for purchases on the Internet; and

    . Internet check acceptance software that can accept, authenticate, authorize and settle a checking account-based debit transaction initiated over the Internet.

  . Extend Our Product Set. We are introducing new products, such as Qualifile and DataNavigator. QualiFile is a new account opening service for banks and brokerage firms that features improved risk scoring, enhanced financial and demographic targeting of cross-selling opportunities and an expanded set of customized instructions. DataNavigator is a software product that enhances the ability of financial services companies, ATM networks and independent ATM service providers to analyze their electronic funds transfer data, helping them to more efficiently maintain appropriate cash balances in their ATM machines and speeding up transaction settlement, reporting and research. As a part of our efforts to continue to extend our product set, we intend to leverage the development skills of our information technology professionals and expand our research and development role on behalf of financial institutions. We believe our ability to combine information and transaction delivery services will be a critical element in our success. To that end, we plan to invest in the technology and personnel required to expand our payment information capabilities and merge them into new, broader, faster and more versatile delivery systems.

  . Expand Existing Client Relationships and Attract New Clients. Most of our clients currently use only a portion of our services. As we continue to integrate our information and processing capabilities, we believe we can expand our relationships with existing clients to provide additional

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     products and services. In addition, we plan to provide products for our clients' e-commerce needs as they emerge. We intend to expand our sales force to develop new clients, build brand awareness and cross-sell all the components of our comprehensive suite of electronic payment management services. We also are seeking new clients in rapidly growing Internet markets such as online banking, electronic bill presentment and payment and business-to-business e-commerce.

  . Seek Acquisition and Strategic Alliance Opportunities. We intend to pursue acquisitions of complementary businesses, technologies or product lines. We believe there are opportunities to make accretive acquisitions that will add services to enhance our product suite. In addition, we plan to seek strategic relationships with key industry participants in order to broaden our market presence and increase our sales penetration by leveraging each participant's technology and expertise. For example, we recently acquired a 24% interest in a client of our transaction processing services that is a provider of ATM management and outsourcing services to retailers and financial institutions.

  . Broaden International Sales. We currently derive approximately 6.7% of our revenue from international sales in 22 countries. We intend to expand in international markets by further penetrating our existing client base and by focusing on emerging international markets lacking established electronic payment systems.

Our Products and Services

  Electronic Payments

   We deliver electronic payment services to financial institutions, retailers, electronic funds transfer networks and gateways and e-commerce providers. To address our clients' electronic payment needs, we offer a comprehensive suite of products and services. Our products generally fit within the following two broad categories:

  .  transaction processing services; and

  .  decision support and risk management tools;

   These products and services can be deployed on a stand-alone basis, or combined to provide a complete payment system. This flexibility enables our customers to select individual services they need to meet their current business objectives and then to add additional services as their requirements evolve.

   Transaction Processing

   We process transactions for regional automated teller machine, or ATM, networks in the United States. We also provide transaction processing for retail point-of-sale terminals that accept payments from debit cards and electronic checks. Transaction processing involves electronically transferring money from a person's checking or savings account according to his or her instructions. For example, when a cardholder inserts his or her debit card into an ATM or point-of-sale device and enters his or her PIN and the type and amount of the transaction, the device contacts our systems and transmits the request. We identify the institution that issued the card and work through the necessary validation and authorization routines, such as ensuring that the cardholder has entered the correct PIN, that the transaction is within the cardholder's limits on withdrawals and that there are sufficient funds in the cardholder's account. If all the routines are executed successfully, we signal the ATM or point of sale device to complete the transaction.

   To carry out the tasks required, each ATM or point-of-sale device is typically connected to several computer networks. These networks include private networks that connect the devices of a single owner, shared networks that serve several device owners in a region and national shared networks that provide access to devices across regions. Each shared network has numerous financial institution members. For example, the NYCE network has over 2,300 financial institution members, including Chase Manhattan and FleetBoston Financial, and the StarSystem Network has over 3,400 financial institution members, including Bank of America and First Union. As part of our transaction processing services, we, and other gateway service providers like us, provide cardholders with access across these multiple networks.

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   We drive or operate more than 9,000 ATMs and more than 95,000 point-of-sale terminals. These terminals include approximately 62,300 electronic benefits terminals, 19,500 Medicaid benefits terminals and 13,400 retail terminals. In 1999, we processed approximately five billion transactions, with 99.99% system availability and at speeds up to 300 transactions per second. We process virtually all types of debit-based transactions, including cash withdrawals, cash deposits, balance inquiries, purchases, purchases with cash back and purchase returns. In addition, we authorize cash advances and purchases initiated with credit cards at ATM or point-of-sale locations. We have the ability to process transactions to any electronic funds transfer network in the world. We also provide 24 hour a day, 7 days a week monitoring of 5,200 ATMs for system irregularities.

   Our transaction processing services include: authorization of the transaction, capture and transmission of the transaction data, settlement of the payment transaction and information reporting. Our transaction processing capabilities include:

  . transaction processing from substantially all types of ATMs and point-of-sale terminals;

  . authorization and verification for online and offline debit and credit cards, including Mastercard or VISA bank cards, and paper and electronic checks;

  . access to substantially all national and regional networks, such as MasterCard/Maestro/Cirrus, Visa/PLUS, American Express, Discover, STAR, NYCE, Pulse and MAC;

  . transaction switching, allowing transactions to be routed through different networks and internationally;

  .  cash management services through our DataNavigator product; and

  .  comprehensive settlement and reconciliation services.

   For our transaction processing services, we receive fees for installation of the software and hardware; monthly transaction processing charges, which include a base fee plus a variable fee based on the number of transactions processed; and additional service fees related to surcharged transactions, such as network access and sponsorship, ATM operation, card and authorization services, settlement services, ATM monitoring, testing resources and professional services.

   We license our electronic funds transfer software, the same software that drives our electronic funds transfer processing business, to in-house processors and regional networks in 22 foreign countries and in the United States. In 1999, our licensees processed 10 billion transactions around the world using our electronic funds transfer software. Our electronic funds transfer software runs on IBM and Tandem computing platforms. We also provide maintenance and support services.

   DataNavigator. Our DataNavigator product is a software tool that gives financial services companies, ATM networks and independent ATM service providers the ability to perform real-time analysis of their electronic funds transfer data. This monitoring capability helps our clients to maintain appropriate cash balances in their ATM machines, thereby reducing the number of unneeded visits to restock machines whose cash supplies are not overly depleted and avoiding the need to maintain excessive inventories of cash in their machines so that they do not run out of funds. DataNavigator allows our clients to analyze their ATM transactions using a variety of parameters, such as ATM location or withdrawal levels at a given location. Using DataNavigator, a bank that owns multiple ATMs can, for example, determine its cash position at each of its ATMs at any point during the day. DataNavigator also helps cut costs and improves customer satisfaction by speeding up settlement and reporting and streamlining transaction research and reconciliation services. DataNavigator is fully operational in our transaction processing centers and may be accessed by our transaction processing clients for an additional fee or may be licensed by our software clients as an additional module.

   ACH Processing. We provide processing services to the American Clearing House Association, a private sector automated clearinghouse service, or ACH, provider. The ACH network is an electronic payment delivery

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

system used primarily to process repetitive payments, such as mortgage payments, payroll, social security payments and utility payments. The ACH network routes electronic funds transfers between financial institutions on behalf of their customers. The Federal Reserve is the largest ACH service provider. We also offer an ACH processing outsourcing service that allows a financial institution to avoid the costs associated with operating an internal ACH processing and settlement infrastructure. The fee structure for our ACH services consists of installation fees, monthly fees and transaction fees.

   We plan to extend our ACH processing services to help providers of electronic bill payment services to authorize transactions and transfer funds. We are positioning our decision support and risk management tools to address fraud and security concerns in connection with electronic bill payment services. In addition, we intend to use our information technology professional service capabilities to help develop interoperability between developing electronic bill presentment and payment systems and existing payment systems.

   Decision Support and Risk Management

   We offer products to help financial institutions, retailers and other businesses that accept debit payments to:

  .  determine the likelihood of account fraud and identity manipulation;

  . assess the overall risks involved in opening new accounts or accepting payment transactions; and

  . make better predictions about other products their customers are likely to purchase.

   Our decision support and risk management products are based on or enhanced by our DebitBureau database. DebitBureau contains over 2.7 billion records and includes data from our ChexSystems and SCAN businesses and other sources. We use the data in DebitBureau to screen for potentially incorrect, inconsistent or fraudulent social security numbers, home addresses, telephone numbers, driver license information and other indicators of possible identity manipulation. Using our data, we can perform various tests to validate a consumer's identity, assess and rank the risk of fraud and match customers with targeted product offerings.

   SCAN. SCAN, or Shared Check Authorization Network, helps retailers reduce the risk of write-offs for dishonored checks due to insufficient funds and other forms of account fraud and identity manipulation. When a check is presented as payment at the point-of-sale, SCAN members electronically access our SCAN database by running the check through a scanner. The information on the check is then compared to the database and analyzed for the likelihood of fraud or insufficient funds. SCAN then indicates whether the retailer should accept or reject the check. SCAN serves 17 of the top 20 retailers in the United States based on 1999 revenues. More than 82,000 retail locations report returned check activity to the SCAN network and we verified checks with an aggregate value of approximately $181 billion in 1998. Merchants pay a service fee for SCAN based on the aggregate dollar value of checks authorized by them using SCAN and additional fees per inquiry for customer or retailer calls to the call centers.

   To help retailers manage their check acceptance programs, we offer collection services to some SCAN members. We tailor our collection strategies to specific retailer needs. The services generally involve sending letters and follow-up telephone calls to consumers whose checks have been returned. In addition, we currently extend to three SCAN members the option of a portfolio purchase solution. Under this solution, we purchase the returned checks from the retailer at a mutually agreed upon total discounted purchase price and assume the collection liability. Although we may expand this service to additional customers, we do not expect that revenues from our debt collection services will exceed 5% of our total net sales in 2000.

   ChexSystems. Our ChexSystems business is a provider of new account applicant verifications services for financial institutions. ChexSystems provides access to more than 22 million closed-for-cause account histories and 53 million records of new account inquiries. An account is considered closed-for-cause when, for example, a consumer refuses to pay the account fee and the bank closes the account. ChexSystems helps financial institutions assess the risks involved in opening an account for a new customer by allowing them to make inquiries against our database when a consumer applies for a new account. This service is used by more than 86,000 financial institution locations. ChexSystems receives an average of about 2.7 million new account inquiries per month. Financial institutions may access the service online or by telephone. We also are developing an Internet-based new account verification service. Financial institutions pay a service fee for our new account verification services based on the number of inquiries.

   As a separate service, we also provide collection services to financial institution clients of ChexSystems. We do not assume any collection liability for these services. We contract with a third party for extended collection activity.

   QualiFile. Our QualiFile product is an online, real-time account-opening service. It combines data from DebitBureau with comprehensive credit, demographic and financial product-use data provided by third parties to help financial service companies make informed decisions about opening new accounts and offering additional financial products to new customers. QualiFile has the following features:

  . QualiFile validates an applicant's identity and predicts the likelihood of account abuse by scoring the applicant's risk level;

  . QualiFile creates a financial profile of the new customer and generates a list of targeted products that matches the customer's likely needs with the products offered by the financial institution; and

  . QualiFile simplifies and automates the account-opening process. QualiFile guides the new account representative through the new account process by presenting on-screen messages indicating whether to accept or deny the account or review the decision with a manager along with product-offer dollar limits, rates and terms.

   The fee structure for QualiFile consists of a one-time set-up fee, a charge for each customer inquiry and a monthly minimum participation fee. We introduced QualiFile in September 1999.

   FraudFinder. We also offer FraudFinder, an identity fraud-detection service for new accounts which are opened in person or over the Internet. FraudFinder accesses our DebitBureau database to help financial service companies identify potential identity manipulation and fraud. FraudFinder scores and ranks new accounts according to their level of risk using a complex mathematical model to predict the likelihood of future behavior by analyzing and learning from data supplied about past behavioral patterns. The fee structure for FraudFinder consists of a one-time set-up fee and a charge for each customer inquiry. FraudFinder was introduced in 1999 and is currently used by over 300 clients.

 New Product Initiatives

   In December 1999, we introduced Integreat!, a product that helps financial services companies open new accounts for consumers over the Internet. Integreat! incorporates our QualiFile service to provide real-time identity verification, risk assessment and customized financial product offerings. Once the new account is approved, the customer authorizes the electronic transfer of funds from an existing outside account to the new account, eliminating the need to deliver a paper check and speeding up the time to funding. The fee structure for Integreat! consists of a one-time setup fee, a charge for each customer inquiry and a monthly minimum participation fee. Although to date we have not received revenues in material amounts from this product, we believe that our Internet account opening and funding service has potential applications in other customer markets. We are currently targeting online brokerage firms.

   In February 2000, we began to offer reports on consumer debit transactions that can be used as part of credit reports and scoring models that assess a consumer's payment risk. We are targeting the service to major credit issuers and credit bureaus.

   We recently introduced an electronic check service that converts paper checks into electronic transactions at the point-of-sale. As part of this system, a consumer's check is run through a point-of-sale check reader to capture the consumer's account data. The check is then authorized through SCAN OnLine, our real-time check verification service. Once the transaction is accepted, the authorized amount of funds is deposited in the retailer's account and debited from the consumer's account using the ACH network. We believe that our electronic check service benefits retailers by reducing paper check processing costs, minimizing bad-check write-offs and accelerating funds collection. More than 1,950 point-of-sale devices use our electronic check conversion service and seven companies remarket the service to their merchant customers. We provide our electronic check service on a fee per transaction basis.

   We also offer an online banking software product for Internet delivery of financial services to home users and businesses. Our Internet Financial Management product offers banking customers the flexibility to access their bank accounts 24 hours a day, 365 days a year, using a web browser or new devices such as web-enabled mobile phones and personal digital assistants. We introduced our Internet Financial Management product line in June 1999 and are initially targeting this product to financial institutions in western Europe and the United Kingdom. Currently, two clients are using the product on a test basis. We are also developing systems and services to facilitate the web-based delivery of various aspects of business-to-business e-commerce including accounts receivable and accounts payable processing and reporting, payment acquisition and settlement and the electronification of retail and wholesale lockbox functions.

   We have also developed a transaction processing software module for use with NYCE's SafeDebit product, which will allow consumers to pay for purchases on the Internet with funds withdrawn directly from their checking accounts.

  Professional Services

   We have combined the information technology professionals from the various business units being separated from Deluxe to form a single integrated information technology professional services group. We offer a full range of information technology professional services to complement our electronic debit payment business and on a stand-alone basis. We specialize in the implementation and integration of our own and third-party software product, the development, redevelopment and maintenance of a broad range of computer software applications and the development of custom e-commerce and Internet solutions. In addition, we offer our clients the ability to outsource their business processing services, such as accounting operations, transaction processing and call center operations, to our shared services center in Gurgaon, India. We offer our professional services either on a fixed-price, fixed-time basis or on a time and materials basis. In 1999, we derived approximately 80% of our information technology service net sales from time and materials contracts. Deluxe was the principal customer of our professional services business in 1999, accounting for approximately 43% of this segment's 1999 net sales. We are targeting our services to financial institutions and other businesses that accept debit payments, such as retailers and e-commerce providers.

   We provide our services through a global software development model which combines industry, product and technical specialists based in our facilities in the United States, United Kingdom, India and Australia. Our global delivery capabilities give us the ability to provide high quality, a round-the-clock development services at competitive prices. Our information technology professional services group includes approximately 785 consultants and software developers, including approximately 465 people in the United States and approximately 320 people in our two software development centers in India. Our first software development center in Chennai, India has been assessed at Level 3 of the Software Engineering Institute's Capability Maturity Model. The Software Engineering Institute's Capability Maturity Model ratings are internationally recognized standard for assessing the level of maturity and consistency of software development centers. The Level 3 rating provides evidence of the quality and consistency of our offshore software development capabilities, placing the center in the top 10% of all software development facilities that have been rated. We opened our second software development center in Chennai, India in March 2000.

   We provide a variety of software development services that cover all stages of the software development cycle. We develop new custom applications for our clients on a variety of technology platforms, including mainframe and client-server, and in a variety of programming languages. We specialize in developing financial applications, particularly those used by large complex financial institutions in the banking, insurance and securities industries. Our experienced professional group can install, implement and integrate third party software applications within our client's information technology infrastructure. We perform testing and performance tuning of customer and third-party applications, and help in the migration of customers' legacy applications to client-server and Internet platforms. We also provide on-going support and maintenance of customer applications. In addition, we provide a number of specialized software application services, including workflow management and document imaging, SAP implementation and support and project management. Examples of our software development projects include the development of a custody application for a major stock transfer company and documenting management systems implementation and workflow analyses for the corporate trust division of a major bank.

   To complement and support our electronic payments business, we provide our clients with consulting services, customization and implementation services and educational and training programs. Our services include the installation of our electronic debit payment products and implementation and integration of these products within the customer's existing information technology infrastructure. We also customize our standard products and develop new applications for clients who want additional features and functionality. We help clients test and refine our products in their information technology environments. In addition, we provide on-site user training on our products and solutions for the information technology, operations and management staff of clients. We build long-term continuing relationships with our clients by providing on-going maintenance and support of our software products and solutions.

   We also help clients to develop e-commerce and Internet-related products. Our services enable our clients to process business-to-customer, business-to-business and customer-initiated transactions over the Internet. The scope of our capabilities include: multi-channel integration for financial institutions, such as integration of call centers, ATMs, personal computer and Internet banking, development of client extranets and intranets and enablement of electronic bill presentment and payments.

   In addition to our information technology professional services, we offer business process management and outsourcing services. We focus on both back-office and customer support business processes, such as accounting operations, transaction processing and call center operations. Our business process outsourcing services are provided primarily at our shared services facility in Gurgaon, India. This facility is staffed with over 150 experienced business process personnel. Our offshore business processing capabilities allow our clients to focus on their core processes, reduce their direct personnel costs, avoid non-core capital investments and improve the quality of their outsourced operations.

   Currently, we provide business process management services only to Deluxe under a five year agreement. These services consist of accounts receivable, accounts payable and general ledger processing services. For additional information concerning this agreement, see "Agreements Between eFunds and Deluxe--Professional Services Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recent Events." We have recently started to market our business process management services to financial institutions and other clients as well. We believe this line of business will tie in to our transaction processing services to provide a complete back-office management solutions to our clients.

  Government Services

   We provide online electronic benefits transfer services on behalf of governmental agencies responsible for the administration and management of selected entitlement programs, primarily the Food Stamps and Transitional Aid to Needy Families (formerly Aid to Families with Dependent Children) program. Our electronic benefits transfer processing system manages, supports and controls the electronic payment and distribution of cash benefits to program participants through ATMs and point-of-sale networks. Our services reduce operating costs and fraud for the government agency administering the benefits program, eliminate the food stamp stigma for recipients through the use of a plastic ATM-like card and make benefits more readily available to recipients at retail point-of-sale terminals and ATMs.

   We provide electronic benefits transfer services to individual state and local governments or coalitions of state governments formed to purchase these services jointly. We provide these services as a prime contractor or subcontractor to nine individual state and local governments. We also are a subcontractor for three coalitions of state governments, representing 21 states. Our services are typically provided for a fixed fee per welfare case plus fixed fees per transaction through the system. State and local governments require that we enter into long-term contracts, typically five to seven years in duration.

   The principal components of this service include:

  .  transaction processing;

  .  point-of-sale terminal deployment and terminal operation for merchants;

  .  telecommunications network management;

  .  benefits card production and database management;

  .  financial settlement of funds with automated clearing house transfers;

  .  help desk support for consumers, merchants and government personnel; and

  .  electronic funds transfer gateway services.

   We also offer a Medicaid eligibility verification processing service that performs online verification of a person's eligibility for Medicaid services. Our system provides authorization services, drug utilization review and electronic claims capture and transmissions for pharmacies and managed care firms. Currently, we provide the service for the State of New York's Medicaid program. This program serves over 177,800 health care providers and 4.2 million cardholders through 19,500 point-of-sale terminals. In 1999, our Medicaid eligibility verification processing service generated revenues of approximately $10.1 million, or about 21% of the net sales of our government services business.

   We have had a history of operating losses and loss contract and asset impairment charges related to our government services business as described earlier in "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a consequence, we have determined to exit this business as soon as our current contractual commitments expire in 2006. During the wind down period, we intend to continue to take steps to improve the profitability of the current business. Deluxe has agreed to indemnify us against future losses on our existing loss contracts in excess of our $29.2 million loss contract reserve as of April 30, 2000. Deluxe also has agreed to indemnify us against future losses related to any litigation arising prior to the completion of this offering. The indemnification obligation does not apply to losses contemplated by the existing reserves and is subject to a $14.6 million limit.

Clients

   The following is a list of our largest corporate clients based on our 1999 net sales.

      Financial
    Institutions             Retailers            Network/Gateway              International
---------------------  --------------------- ------------------------- ------------------------------
      Bank One               Food Lion       Access Cash International        Bank of Montreal
   Bank of America          Home Depot               Citishare                   Bank Pekao
  Bank of the West          J.C. Penney       CU Cooperative Systems         Cashcard Australia
      Citibank                 Kmart                   NYCE            International Nederlande Group
Credit Union Service          Kroger          Primary Payment Systems       Finax Finansservice
        Corp.            Lowe's Companies            Pulse EFT         Societa per I Servizi Bancari
FleetBoston Financial  National Data Funding        STAR System          The Royal Bank of Scotland
Wachovia Corporation          Safeway
  Washington Mutual           Target
    Savings Bank             Wal-Mart
  Wells Fargo Bank

   In 1999, none of our clients individually accounted for 10% or more of our total net sales. In 2000, we expect that Deluxe will account for more than 10% of our total net sales. We intend to expand our client base in new markets, including e-commerce providers, online brokerages, telecommunication firms, insurance companies and utilities.

Sales and Marketing

   We market our electronic products and services through a direct sales force and indirect sales channels, such as distributors, resellers and alliances. We organize our direct sales force by customer market segment, including financial institutions, networks and gateways, retailers and e-commerce providers. Our direct sales force is capable of selling all or a portion of our products and services to offer the most effective solution for each customer's particular needs. We work collaboratively with our customers and prospective customers to help them identify issues and create new solutions using our products and services. Because many of our customers use a single product or service, or a combination of products or services, our direct sales force has begun to target existing customers to capture cross-selling opportunities. We plan to focus our information technology services marketing efforts on large U.S. financial institutions and other businesses that accept debit payments. Our international sales force is focused on the sale of our transaction processing and online banking software.

   We have full service direct sales offices in Milwaukee, Wisconsin; Minneapolis, Minnesota; Phoenix, Arizona; Dallas, Texas; San Francisco, California; New York, New York; and Charlotte, North Carolina. These offices coordinate direct sales and arrange indirect sales channels in the various regions. Our international sales offices, which have a total of five sales people, are located in Sydney, Australia, Bombay, India and Runcorn, England. As of May 31, 2000, our domestic direct sales force had 122 full-time professionals. We intend to increase our sales force by adding new field sales offices and by adding sales and marketing personnel to our existing territories.

   To further facilitate broad market penetration and complement our direct sales efforts, we plan to expand our indirect sales channels, especially in international markets. These indirect channels include resellers, distributors and alliances. Among others, VISA USA, Access Cash International, eProfile, IBM Australia/NZ and Card Soft International a.s. support our indirect sales efforts.

   We build awareness of our products and services and the eFunds corporate name through targeted advertising, public relations, participating in trade shows and conferences and providing product information through our web site.

Customer Support, Technology and Infrastructure

   Customer Support. We believe that providing superior quality and accessible and reliable customer and technical support is essential to developing and maintaining customer relationships in each of our business segments. We provide customer support services through our customer contact centers located in Bloomington, Minnesota; Bothell, Washington; Dallas, Texas; Gurgaon, India; Milwaukee, Wisconsin; and Phoenix, Arizona. Our contact centers are open 24 hours a day, 7 days a week and provide access to website, e-mail and telephone support. We also provide technical and operational support for our customers in our data centers. As of May 31, 2000, we had over 1,200 employees in customer and technical support functions. In addition to user questions and technical issues, in accordance with the Fair Credit Reporting Act we respond to inquiries from consumers who have been denied check authorization or rejected for a new account. We also provide on-site customer support services in connection with our other products and services, and charge a separate fee for these services based on an hourly rate.

   Technology. Our products are configured to run on operating systems widely adopted by the electronic debit payment industry. These include the Tandem, IBM, UNIX and Windows operating environments. Our software is developed using C, C++, Cobol, HTML and other programming languages. Our software products are modular in design and flexible in implementation so that they can accommodate specific customer requirements. Our software products are interoperable with a wide range of terminal types and computer networks and support a variety of communications protocols, such as TCP/IP.

   As of May 31, 2000, we employed over 1,300 software developers at our offices in Milwaukee, Wisconsin; Minneapolis, Minnesota; Phoenix, Arizona; Seattle, Washington; Toronto, Canada; Runcorn and Watford, United Kingdom; Sydney, Australia; Chennai, India and Gurgaon, India.

   Data Centers. We operate two highly secure, fault-tolerant data centers in New Berlin, Wisconsin and Phoenix, Arizona. Our data centers have been engineered to ensure minimal exposure to system failures and unauthorized access. Each of our data centers contains multiple separate computer rooms to provide containment and isolation. Physical security is maintained through restricted card key access and closed circuit T.V. cameras. We use redundant uninterruptible power supplies with battery backup and redundant generators to ensure continuous flow of power to each data center in the event of any component failure or power outage. The facilities have dual-entrance, fiber optic SONET service for telecom redundancy.

Research and Product Development

   We believe that our future success will depend in large part on our ability to develop new and enhanced electronic payment products and services. We are focusing our product development efforts on electronic payment options for Internet and e-commerce providers, as well as insurance companies, utilities and telecommunication companies. For example, we are currently working with a third party to develop the application of voice authentication software and technology to the debit payments industry.

   We have developed all of our electronic payment software independently through our software development group. Our principal research and development sites are located in Runcorn and Watford, United Kingdom; Sydney, Australia; and Glendale, Wisconsin. Our research and development expenses were $3.8 million in 1999, $625,000 in 1998 and $1.4 million in 1997. Our capitalized software development costs were $17.3 million in 1999, $3.2 million in 1998 and $5.0 million in 1997.

Competition

   We face intense competition from a number of companies. Further, we expect that competition will intensify as the e-commerce and Internet markets continue to develop and expand. Many of our competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than we do.

   In the electronic payment management market, our principal competitors include:

  . third-party network and credit card processors, including First Data, Equifax, Total System Services, EDS, Concord EFS and Alliance Data Systems;

  . financial institutions that have developed in-house processing capabilities or services similar to ours, including Bank of America, Marshall and Illsley and Fifth Third National Bank;

  . electronic data interchange and cash management providers, including Fiserv, CheckFree, M&I Data, EDS and Fundtech;

  . electronic bill payment providers, including CheckFree, EDS, MasterCard, Spectrum and Visa;

  . electronic funds transfer software providers, including Transaction System Architects, SLMsoft, Oasis, Mosaic and PaySys; and

  . national information database companies, including Equifax, Experian and TransUnion, and other content providers.

   In the market for electronic transaction processing, the principal factors on which we compete are price and service levels. The future growth of our revenues in this market is dependent upon securing an increasing volume of transactions. If we cannot control our transaction processing expenses, we may not remain price competitive and our revenues will be adversely affected. Competition for our decision support and risk management products is based primarily on the quantity and quality of the data available to us for this purpose and, to a somewhat lesser degree, price. Our competitive position in these markets could be harmed if our competitors were able to compile different data sources and analytical capabilities that proved to be more effective than our products.

   In the fragmented information technology professional services market, we compete with numerous firms. We believe that our principal competition to date has been the internal information technology departments of current and potential clients. In addition, we compete with systems consulting and integration firms, application software firms, Internet professional service companies, services divisions of computer hardware and software vendors, facilities management and outsourcing companies, "Big 5" accounting firms and strategic consulting firms. Competition in this area is primarily based on the continued availability of qualified technical personnel in an extremely competitive U.S. labor market. Our professional services business will suffer if we are unable to attract and retain personnel with the advanced technology skills we require.

   In addition to our current competitors, we expect substantial competition from established and new companies as the e-commerce and Internet markets continue to develop and expand. We cannot assure you that we will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

Data Stewardship

   We collect consumer data from multiple sources, including through:

  . participating members of SCAN who provide checking account numbers and drivers license numbers related to unpaid checks;

  . participating members of ChexSystems who contribute checking and savings account closures and names and addresses associated with those records;

  . Deluxe's check printing customers whose data includes names, addresses, checking account numbers and check order histories;

  . state governmental agencies (e.g., drivers license information from the Department of Motor Vehicles); and

  . federal governmental agencies (e.g., social security numbers of deceased persons from the Social Security Administration).

   We obtain the data under agreements or licenses with suppliers. Some of these agreements impose restrictions on the use and resale of the data and others are governed by the Fair Credit Reporting Act.

   We have a strong commitment to the responsible use of data, including the protection of consumer privacy rights. We have taken several measures to fulfill this commitment, including actively participating in the development of industry-wide privacy standards, maintaining strict information practices and policies and creating an internal information-practices council and systems to oversee appropriate data usage.

   Our information practices and policies include the following:

  . Accuracy. We use stringent procedures to ensure that information collected, used and exchanged will be accurate and complete.

  . Security. We employ advanced security measures for protecting information from unauthorized access, use and disclosure.

  . Compliance. We collect, use and disclose information in accordance with the federal Fair Credit Reporting Act, applicable state laws and contractual obligations.

  . Confidentiality. We collect, use and exchange information in accordance with strict confidentiality standards.

  . Privacy. We promote self-regulation in recognition of consumers' expectation of privacy and adhere with industry standards, such as those established by the Direct Marketing Association and the American Bankers Association.

  . Responsiveness. We employ extensive internal monitoring systems and conduct ongoing customer surveys to maintain high quality and timely response standards with respect to consumer inquiries.

  . Employee education. We educate our employees regarding sound information practices and the proper handling and use of information.

Government Regulation

   Various aspects of our businesses are subject to federal and state regulation. Our failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties.

   As a provider of electronic data processing services to financial institutions, we are subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body comprised of the various federal bank and thrift regulators and the National Credit Union Association. In addition, we may be subject to possible review by state agencies that regulate banks in each state where we conduct our electronic processing activities.

   Because we collect and disclose debit data and other personal information about consumers, we are subject to the federal Fair Credit Reporting Act and any state laws providing greater consumer protections. The Fair Credit Reporting Act provides that consumers have the right to know the contents of the records pertaining to them which are maintained at our consumer reporting agencies, to challenge the accuracy of the information and to have the information verified, updated or removed. To comply with these requirements, we maintain consumer relations call centers for each of our consumer reporting businesses. We are also required to maintain a high level of security for the computer systems in which consumer data files reside.

   Our consumer reporting agencies and collection agencies are also subject to regulation by the Federal Trade Commission. In addition, our debt collection services are subject to the Fair Debt Collection Practices Act and state collections statutes and licensing requirements.

   Financial institutions will be subject to the requirements of a new federal financial modernization law. The privacy provisions of this law, known as the Gramm-Leach-Bliley Act, are scheduled to go into effect in July 2001. The Act imposes significant requirements on any entity engaged in the business of providing financial services, including entities that provide services to financial institutions. The privacy provisions of the Act impose on each entity subject to the new requirements an affirmative obligation to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. The Act directs the federal banking and thrift regulators, credit union regulators, the Federal Trade Commission and the SEC to issue appropriate standards for carrying out this duty. The banking regulators and the FTC have recently issued regulations which will implement the privacy portions of the Act when they go into effect next year.

   The regulations require financial institutions to provide an "opt-out" notice to consumers and an opportunity to opt-out before sharing nonpublic personal information with an unaffiliated third party. There are numerous exceptions that do not require that any notice or opportunity to opt-out be given to consumers. These include:

  . transfers of consumer information made to protect the confidentiality or security of a consumer's records; to protect against or prevent actual or potential fraud, unauthorized transactions, claims or other liability; for required institutional risk control; and for resolving customer disputes or inquires;

  . transfers of consumer information to a consumer reporting agency pursuant to the Fair Credit Reporting Act; and

  . transfers between affiliates of consumer reports produced by a consumer reporting agency in compliance with the Fair Credit Reporting Act.

   We believe these exceptions apply to our consumer reporting business and will permit banks to provide debit data and other nonpublic personal information to us without triggering the opt-out requirement. However, government agencies could interpret their regulations in a manner that could expand the scope of the Act in ways which could adversely affect our business. In addition, even if the regulations do not affect us directly, uncertainty over the scope of the regulations could make financial institutions unwilling to share consumer-related information with us.

   Congress and many states are considering more stringent laws or regulations that, among other things, restrict the purchase, sale or sharing of nonpublic personal information about consumers. For example, legislation has been introduced in Congress to further restrict the sharing of consumer information by financial institutions, restrict the use of social security numbers, as well as require that a consumer opt-in prior to a financial institution's use of his or her data in its marketing program. Given the current public concern over consumer privacy rights, it is possible the Congress, individual states or governmental agencies could enact new laws or regulations governing consumer protection in the future. If enacted, these laws or regulations could directly affect our ability to collect and use consumer data and could have a material adverse effect on our business, results of operations and financial condition.

   Laws and regulations may be adopted in the future with respect to the Internet or e-commerce covering issues such as user privacy, pricing, content, copyrights, consumer protections, taxation and characteristics and quality of products and services. New laws or regulations may impede the growth of the Internet. This could decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

Intellectual Property Rights

   We rely on a combination of trademark, copyright, trade secret law and confidentiality or license agreements to protect our trademarks, software and know-how. We also have applied for patent protection on some of the features of our newer products. Intellectual property laws afford limited protection. It may be possible for a third party to copy our products and services or otherwise obtain and use our proprietary information without our permission. There is no assurance that our competitors will not independently develop services and products that are substantially equivalent or superior to ours.

   With regard to our information technology services, our business consists of software applications development. Ownership of this software is generally assigned to the client. We also develop software components that can be reused in software application development and software toolsets, most of which remains our property.

Employees

   As of May 31, 2000, we had approximately 3,350 full and part-time employees, including 2,550 persons employed within the United States and 800 persons employed outside of the United States, including India. Of our total number of employees, 1,300 persons were engaged in software development, 1,200 persons were engaged in customer and technical support services, 145 persons were engaged in sales and marketing and 705 persons were engaged in administrative and other functions.

   None of our employees are represented by a labor union, and we consider our employee relations to be good.

Facilities

   The following table sets forth a description of our principal facilities:

                                       Owned or Lease
                           Approximate   Expiration
          Location         Square Feet      Date               Function
   ----------------------  ----------- -------------- ---------------------------
    Milwaukee, Wisconsin     171,250       Owned      Marketing, development and
                                                            administration
   New Berlin, Wisconsin      82,600       Owned              Data center
      Phoenix, Arizona        92,813       Owned              Data center
       Chennai, India         18,614    January 2008  Software development center
       Gurgaon, India         40,950    January 2002    Shared services center
       Chennai, India         38,750   September 2002 Software development center
   Bloomington, Minnesota     50,623     June 2002      Customer contact center
    Shoreview, Minnesota      49,500   September 2001       DebitBureau and
                                                         professional services
    Bothell, Washington       34,309    August 2004     Customer contact center
    Bothell, Washington       24,702   September 2006        Office center
       Dallas, Texas          42,052    January 2001    Customer contact center
       Mesa, Arizona           3,208    August 2001     Business recovery site
   New Berlin, Wisconsin       5,500     June 2000             Warehouse

   The leases set forth above generally have a term of 3 to 10 years, most of which have options to extend for at least 3 years. We plan to relocate our headquarters to Phoenix, Arizona following this offering. Apart from our need to lease space for this purpose, we believe that our current facilities are adequate to meet our anticipated space requirements. We believe that additional space will be available at a reasonable cost to meet our future needs.

Legal Proceedings

   On May 14, 1999, we filed a trademark infringement action against Citizen Advisers, Inc. in the United States District Court for the Central District of California. The complaint alleges false designation of origin and trademark infringement, trade name infringement and unfair competition under California law regarding the use of the "E FUND" mark and efund.com internet domain by Citizen Advisers. We are seeking injunctive relief to prevent Citizen Advisers from using the "E FUND" mark and efund.com internet domain, cancellation of Citizen Advisers trademark registration of the "E FUND" mark and damages and expenses, including attorneys' fees. The case is in the discovery stage and no trial date has been set.

   On June 2, 2000, we and Deluxe were sued by James Stern in the Los Angeles Superior Court. Mr. Stern alleges that our ChexSystems product racially profiles and discriminates against minorities and prevents customers from living above the poverty level. We consider this complaint to be frivolous and wholly without merit. We do not believe that our products and services are discriminatory. We do not maintain data describing the racial or ethnic origin of consumers. Further, as a consumer reporting agency we are only a provider of information to institutions who access our databases. These institutions have the final decision regarding whether to open or decline an account. Our client banks have their own policies on when they close a particular account and when they supply the closure record to us. The financial institutions also decide when to access our database when evaluating an application for account and what weight to give any information that we supply them.

Our Separation from Deluxe

   Our electronic payments, professional services and government services businesses were previously conducted through various operating units of Deluxe. In addition to our businesses, Deluxe is the largest check printer in the world. On January 31, 2000, as part of its strategy to create strategically focused enterprises that can independently pursue their business objectives, raise capital and pursue growth opportunities, Deluxe announced a plan to combine our businesses into a separate, publicly-traded company. The separation of our businesses from those of Deluxe has been substantially completed.

   Effects of the Separation. We believe that we will realize the following benefits from our complete separation from Deluxe:

  . Direct access to the capital markets. As a separate public company, we will be able to directly access the capital markets to issue equity and to use stock-based acquisition currency to finance expansion and growth opportunities.

  . Greater strategic focus. We expect to have a sharper focus on our businesses and growth opportunities as a result of our board and management team concentrating only on our core businesses. Further, the separation from Deluxe will eliminate any competition for capital generated in its or our business.

  . Increased ability to attract, retain and motivate employees. We believe that incentive compensation arrangements for key employees, directly related to the market performance of our common stock, will provide enhanced incentives for performance. The separation will enable us to offer our key employees compensation directly linked to the performance of our businesses, which we expect to enhance our ability to attract and retain qualified personnel.

   In reaching our decision to approve the separation, we also considered the following potential disadvantages of the separation from Deluxe:

  . Loss of Deluxe's support. As a separate public company we will not be able to access cash provided from Deluxe's check printing business or Deluxe's borrowing capacity to fund our growth.

  . Potential conflicts with Deluxe. We may have difficulties resolving potential conflicts as a result of our business relationships with, and control by Deluxe.

  . Loss of data from Deluxe. After the split-off, we will not be able to obtain the check printing data we currently use in some of our risk management and decision support products. As a result, we will be required to expend significant time and resources to obtain this information directly from financial institutions. These agreements may not be as favorable to us as our present arrangements with Deluxe.

   The Exchange Offer. After this offering, Deluxe will own about 86.5% of our common stock, or about 84.8% if the underwriters exercise their over-allotment option in full. As long as Deluxe continues to hold a majority of our outstanding stock, Deluxe will be able to elect all our directors and determine the outcome of all our corporate actions requiring stockholder approval. In addition, we will continue to derive a substantial portion of our revenue from Deluxe in future periods. In 1999, payments from Deluxe represented 3% of our total net sales and Deluxe has established minimum spending targets of $43 million per year for software development and maintenance services from our professional services business for the next several years. Deluxe also has agreed to purchase accounting and data entry services from our professional services business.

   Deluxe has announced that it plans to distribute all of its shares of our common stock to its shareholders through a split-off. Deluxe's plans for a split-off are subject to receiving a private letter ruling from the Internal Revenue Service that the split-off will be tax-free to Deluxe and its shareholders for U.S. federal income tax purposes. Deluxe has the sole discretion to determine whether to proceed with the split-off based on the best interests of Deluxe's shareholders and to decide what will be the timing, structure and terms of the split-off. Subject to these conditions, Deluxe plans to complete the split-off within one year following the completion of this offering. Deluxe has submitted a private letter ruling request to the Internal Revenue Service. We cannot be certain when or whether Deluxe will receive a favorable tax ruling from the Internal Revenue Service, or that the distribution by Deluxe will be completed. If Deluxe does not complete the split-off, Deluxe will continue to control us and we may not realize the benefits from our separation from Deluxe that we anticipate.

                                   MANAGEMENT

Directors and Executive Officers

   The following table lists our directors and executive officers and persons who have agreed to serve as directors.

   Name                     Age                        Position
   ----                     ---                        --------
   John A. Blanchard III...  57 Chairman of the Board and Chief Executive Officer
   Paul H. Bristow.........  57 Executive Vice President and Chief Financial Officer
   Dr. Nikhil Sinha........  39 Executive Vice President, Global Corporate Development
   Steven F. Coleman.......  41 Senior Vice President, General Counsel and Secretary
   John J. (Jack) Boyle
    III....................  53 Director
   Jack Robinson...........  45 Director
   Hatim A. Tyabji.........  55 Director
   John H. LeFevre.........  56 Director
   Lois M. Martin..........  37 Director
   Lawrence J. Mosner......  57 Director

   John A. Blanchard III has served as Chairman of our Board of Directors and Chief Executive Officer since March 1, 2000. Mr. Blanchard has served as President and Chief Executive Officer of Deluxe since May 1995 and as Chairman of the Deluxe Board of Directors since May 1996 and will continue to serve in those capacities until the completion of the split-off from Deluxe. From January 1994 to April 1995, Mr. Blanchard was executive vice president of General Instrument Corporation, a supplier of systems and equipment to the cable and satellite television industry. From 1991 to 1993, Mr. Blanchard was chairman and chief executive officer of Harbridge Merchant Services, a national credit card processing company. Previously, Mr. Blanchard was employed by American Telephone & Telegraph Company for 25 years, most recently as senior vice president responsible for national business sales. Mr. Blanchard also serves as a director of Wells Fargo and Company and ADC Telecommunications, Inc.

   Paul H. Bristow has served as Executive Vice President and Chief Financial Officer since March 2000. From 1993 until joining our company, Mr. Bristow served as Executive Vice President--Finance Administration and Chief Financial Officer of Galileo International, a computer reservation system company for the travel industry. Previously, Mr. Bristow held various finance, accounting and auditing positions with London International Group, plc, ITT Europe, ITT Canada, Philip Morris and Arthur Andersen.

   Dr. Nikhil Sinha has served as our Executive Vice President, Global Corporate Development since March 1, 2000. Previously, Dr. Sinha served as President and Chief Executive Officer of iDLX Technology Partners, Deluxe's Professional Services Division, from June 1999 to February 2000. He was a director of the Telecommunications and Information Policy Institute at the University of Texas at Austin from September 1997 to May 1999 and associate professor of International Communication from 1991 to 1997. Dr. Sinha has worked as a consultant to the Informatics and Telecommunications Division for the World Bank and as an advisor to the Indian Telecom Commission and the Indian Planning Commission. Dr. Sinha also serves on the advisory committee of the Indo-US Sub-Commission on Education and Culture. He is co-founder and director of Sinha & Lariviere, Ltd., a consulting firm providing strategic and investment advisory services to U.S. companies doing business in South Asia.

   Steven F. Coleman has served as Senior Vice President, General Counsel and Secretary since March 2000. From 1996 until joining our company, Coleman worked as a Senior Attorney for Deluxe. Prior to joining Deluxe, Mr. Coleman was associated with Dorsey & Whitney, a law firm located in Minneapolis, Minnesota, and Fried, Frank, Harris, Shriver & Jacobson, a law firm located in New York, New York.

   John J. (Jack) Boyle III became a director in June 2000. Mr. Boyle currently serves as Chief Executive Officer of Tuck Partners, a newly formed web engineering company. From August 1994 to October 1999, Mr. Boyle served as President and Chief Executive Officer of Saville Systems, PLC, a maker and marketer of customer care and billing systems for the global telecommunications industry. Mr. Boyle served as Chairman of the Board of Directors of Saville Systems from April 1998 to October 1999. Saville Systems was acquired by ADC Telecommunications, Inc. in October 1999. Mr. Boyle also serves as a director of ADC Telecommunications, Inc.

   Jack Robinson became a director in June 2000. Mr. Robinson expects to join IBM on June 26, 2000 as Vice President of Planning and Control for the Software Group. From January 2000 to June 2000, Mr. Robinson served as Chief Executive Officer of Personal Cuisine, Inc., a recently formed food service company. From November 1998 to January 2000, Mr. Robinson served as Vice President, Finance for the home and small business group of Dell Computer Corporation. From February 1998 through November 1998, Mr. Robinson served as President of the Foodservice unit of Sara Lee Bakery, a division of Sara Lee Corporation. Between July 1996 and February 1998, Mr. Robinson served as President of the Specialty Markets division of Sara Lee. Mr. Robinson joined Sara Lee in June 1993 as a Senior Vice President and Chief Financial Officer of its Sara Lee Bakery division. Sara Lee is a global packaged food and consumer products company. Mr. Robinson has been a director of Deluxe since June 1997 and expects to resign from that position in August 2000.

   Hatim A. Tyabji became a director in June 2000. Mr. Tyabji has served as chief executive officer and chairman of Saraide Inc., a provider of Internet and wireless data services, since September 1998. From November 1986 until March 1998, Mr. Tyabji served as president and chief executive officer of VeriFone, Inc., which was acquired by Hewlett Packard Company in June 1997. Mr. Tyabji also served as chairman of VeriFone from 1992 until 1998. VeriFone is a global provider of transaction automation systems and Internet commerce solutions. Mr. Tyabji has been a director of Deluxe since November 1997 and expects to resign from that position in August 2000. Mr. Tyabji also serves as a director of PubliCARD, Inc., Ariba, Inc., Smart Disk Corp., and Best Buy Company, Inc.

   John H. LeFevre became a director in June 2000. Mr. LeFevre has served as Senior Vice President, General Counsel and Secretary of Deluxe since February 1994. From 1978 to February 1994, Mr. LeFevre was employed by Wang Laboratories, Inc. From 1988 until February 1994, he held various positions in Wang Laboratories' law department, including corporate counsel, vice president, general counsel and secretary. Wang Laboratories was in the business of manufacturing and selling computer hardware and software and related services.

   Lois M. Martin became a director in June 2000. Ms. Martin has served as Senior Vice President and Chief Financial Officer of Deluxe since April 2000. From November 1997 to April 2000, Ms. Martin served as Vice President and Corporate Controller. From December 1995 to November 1997, Ms. Martin served as Vice President and Controller of Deluxe Financial Services Group. From December 1993 to December 1995, Ms. Martin held various accounting-related positions with Deluxe. Ms. Martin is a certified public accountant.

   Lawrence J. Mosner became a director in June 2000. Mr. Mosner has served as Executive Vice President of Deluxe with overall responsibility for all of its day-to-day operations since July 1997 and he became Vice-Chairman of Deluxe's Board of Directors in August 1999. Following the split-off, Mr. Mosner is expected to succeed Mr. Blanchard as Chairman of the Board and Chief Executive Officer of Deluxe. From February 1997 to July 1997, Mr. Mosner served as President of the Paper Payment Systems unit of Deluxe. From October 1996 to February 1997, Mr. Mosner served as President of Deluxe Direct, Inc., a subsidiary of Deluxe. Between November 1995 and October 1996, Mr. Mosner served as Senior Vice President of Deluxe.

Board Composition

   Our board of directors is currently comprised of seven directors.

   Our board of directors is divided into three classes for purposes of election. One class will be elected at each annual meeting of stockholders to serve for a three year term. Ms. Martin and Mr. LeFevre will serve as class I directors, whose term expires at the 2001 annual meeting of stockholders. Messrs. Blanchard and Mosner will serve as class II directors, whose term expires at the 2002 annual meeting of stockholders. Messrs. Boyle, Robinson and Tyabji will serve as class III directors, whose term expires at the 2003 annual meeting of stockholders. Messrs. LeFevre and Mosner and Ms. Martin, each of whom is currently an executive officer of Deluxe, have advised us that they will resign from our board following the completion of the split-off. We intend to seek additional independent directors.

Board Committees

   Audit Committee. The audit committee is expected to consist of Jack Robinson (chair), Jack Boyle and Hatim Tyabji. The audit committee is responsible for:

  .  reviewing the adequacy of our system of internal accounting controls;

  . reviewing the results of the independent auditors' annual audit, including any significant adjustments, management judgements and estimates, new accounting policies and disagreements with management;

  .  determining the duties and responsibilities of the internal audit staff;

  .  reviewing the scope and results of our internal auditing procedures;

  . reviewing our audited financial statements and discussing them with management;

  . reviewing the audit reports submitted by both the independent auditors and our internal audit staff;

  . reviewing disclosures by independent auditors concerning relationships with our company and the performance of our independent auditors and annually recommending independent auditors;

  .  adopting and annually assessing its charter; and

  . preparing reports or statements required by Nasdaq or the securities laws.

   Compensation Committee. The compensation committee is expected to consist of Jack Boyle (chair), Hatim Tyabji and Jack Robinson. The functions of the compensation committee currently include:

  .  reviewing our general compensation strategy;

  . reviewing the terms of employment agreements for executives earning over a specified amount and approving compensation for executives if their compensation is, or may become, subject to Section 162(m) of the Internal Revenue Code; and

  .  administering our compensation and benefit plans.

Director Compensation

   We will compensate our non-employee directors with an annual retainer of $15,000, meeting fees of $1,000, committee chair fees of $2,500 and annual options under the 2000 Stock Incentive Plan valued at $50,000. We expect to allow our directors to elect to receive stock in lieu of cash or to participate in some form of deferred compensation plan. Messrs. LeFevre and Mosner and Ms. Martin will not be compensated for their services as directors.

Stock Ownership of Directors and Executive Officers

   All of our common stock is currently owned by Deluxe, and thus none of our directors and executive officers own any shares of our common stock. To the extent our directors and executive officers own shares of Deluxe common stock at the time of the split-off, they will participate in the exchange offer on the same terms as other holders of Deluxe common stock.

   The following table sets forth the number of shares of Deluxe common stock beneficially owned on March 15, 2000 by each director, each executive officer named in the Summary Compensation Table in the "--Executive Compensation" section below, and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or officer had sole voting and investment power with respect to such securities. The total number of shares of Deluxe common stock outstanding as of March 15, 2000 was 72,218,276.

                                                             Shares of Deluxe
                                                            Beneficially Owned
                                                            ------------------
Name of Beneficial Owner                                    Number  Percentage
------------------------                                    ------- ----------
John A. Blanchard III (1).................................. 478,221     *
Paul H. Bristow............................................       0     *
Dr. Nikhil Sinha (2).......................................  14,480     *
Steven F. Coleman (3)......................................   4,415     *
John J. (Jack) Boyle III...................................       0     *
Jack Robinson (4)..........................................  10,546     *
Hatim A. Tyabji (4)........................................   5,407     *
John H. LeFevre (5)........................................  79,073     *
Lois M. Martin (6).........................................  27,244     *
Lawrence J. Mosner (7)..................................... 235,601     *
All directors and executive officers as a group (10
 persons).................................................. 854,987    1.2

--------
*  Represents holdings of less than one percent.
(1) Includes options to purchase 414,000 shares of common stock that are currently exercisable or will be excercisable within 60 days.

(2) Includes 11,456 restricted shares awarded January 29, 2000 under Deluxe's Stock Incentive Plan, which restrictions will expire on the one year anniversary of this offering if, subject to some conditions, Dr. Sinha remains in continuous employment until that date.

(3) Includes options to purchase 3,967 shares of common stock that are currently exercisable or will be excercisable within 60 days.

(4) Includes 333 restricted shares which will vest on the date of Deluxe's next annual meeting of stockholders if the holder remains a director of Deluxe after that meeting. Neither Mr. Robinson nor Mr. Tyabji is expected to stand for re-election at Deluxe's next annual shareholder meeting.

(5) Includes 1,789 restricted stock units that will convert into shares of Deluxe common stock on January 28, 2001 if, subject to some conditions, the holder remains in continuous employment until such date and options to purchase 69,667 shares of common stock that are currently exercisable or will be exercisable within 60 days.

(6) Includes 3,093 restricted stock units that will convert into shares of Deluxe common stock on January 28, 2001 if, subject to some conditions, the holder remains in continuous employment until such date and, 1,000 restricted shares awarded October 31, 1997 options to purchase 18,534 shares of common stock that are currently exercisable or will be exercisable within 60 days. The restrictions on the restricted shares will lapse on October 31, 2000 if, subject to some conditions, Ms. Martin remains in continuous employment until that date.

(7) Includes 16,801 restricted stock units that will convert into shares of Deluxe common stock on January 28, 2001 if, subject to some conditions, the holder remains in continuous employment until such date and options to purchase 198,000 shares of common stock that are currently exercisable or will be exercisable within 60 days.

Executive Compensation

   The following table sets forth the compensation earned by our Chief Executive Officer and each of our other most highly compensated executive officers who, based on the salary and bonus compensation information from Deluxe, were the most highly compensated for the year ended December 31, 1999. All information set forth in this table reflects compensation earned by these individuals for services with Deluxe and its subsidiaries for each of the last three fiscal years. Mr. Bristow was not an employee of Deluxe prior to joining us in March 2000 and accordingly he is not shown in the table. This prospectus refers to these individuals as the Named Executive Officers.

                                                                    Long-Term
                                 Annual Compensation              Compensation
                         ------------------------------------ ---------------------
                                                              Restricted Securities  All Other
Name and Principal                               Other Annual   Stock    Underlying Compensation
Position                 Year  Salary  Bonus(1)  Compensation   Awards    Options       (2)
------------------       ---- -------- --------- ------------ ---------- ---------- ------------
John A. Blanchard III
 (3).                    1999 $680,000 $ 680,000   $22,866        --      185,000     $136,400
  Chairman and Chief     1998  600,000 1,200,000    13,848        --      176,000       79,051
  Executive Officer      1997  600,000   638,550    11,328        --      100,000       67,745
Debra A. Janssen (4).... 1999  261,282   168,233     8,719        --       25,000       17,476
  Former President       1998  198,892   168,300     2,467        --       10,000           --
  and Chief Operating
  Officer
Dr. Nikhil Sinha (5).... 1999  175,000    87,500        --        --       25,000       28,846
  Executive Vice
  President, Global
  Corporate Development
Steven F. Coleman....... 1999  132,000    26,400        --        --        2,000       14,820
  Senior Vice President, 1998  120,000    36,000        --        --        1,500       15,237
  General Counsel and    1997  112,500    15,964        --        --        1,000       11,110
  Secretary

--------
(1) Recipients of awards under Deluxe's Annual Incentive Plan are entitled to elect to receive all or a portion of their incentive compensation in the form of shares of restricted stock or restricted stock units. If an election is made to receive shares of restricted stock or restricted stock units, the amount of cash foregone is increased by 25 percent in determining the number of shares of restricted stock units to be awarded.

(2) All other compensation consists of (a) annual company contributions to qualified retirement plans, (b) amounts credited to a non-qualified supplemental retirement plan and (c) amounts credited to a non-qualified deferred compensation plan as benefit plan equivalents. For 1999, the amounts were: Mr. Blanchard--$16,000, $120,400 and 0; Ms. Janssen--$11,200, $4,010 and $2,266; and Mr. Coleman--$14,260, $560 and 0. For Dr. Sinha, all
    other compensation includes $28,846 paid in respect of his vacation pay following the transfer of Deluxe employees to Deluxe Professional Services.

(3) Mr. Blanchard is entitled to supplemental retirement benefits in addition to those ordinarily payable under Deluxe's profit-sharing, pension and supplemental retirement plans, and with respect to any company-paid portion of contributory retirement plans, such as Deluxe's 401(k) plan. Deluxe is expected to make a lump-sum cash payment of approximately $3.8 million to Mr. Blanchard on January 1, 2001 in satisfaction of its obligations in respect of the supplemental retirement benefits.

(4) Ms. Janssen resigned effective June 1, 2000.

(5) Dr. Sinha began employment with Deluxe in April 1999.

   The following table contains information concerning the grant of options to purchase shares of Deluxe common stock to the Named Executive Officers during the fiscal year ended December 31, 1999:

                                                                    Potential Realizable
                                                                      Value at Assumed
                                                                   Annual Rates of Stock
                                                                   Price Appreciation for
                                     Individual Grants                Option Term (2)
                         ----------------------------------------- ----------------------
                                    Percent of
                         Number of    Total
                         Securities  Options
                         Underlying Granted to Exercise
                          Options   Employees   Price
                          Granted   in Fiscal    Per    Expiration
          Name              (1)        Year     Share      Date      5% ($)     10% ($)
          ----           ---------- ---------- -------- ---------- ---------- -----------
John A. Blanchard III...  185,000     15.04%   $35.9375   1/4/09   $4,181,167 $10,595,897
Debra A. Janssen........   15,000      1.22     35.6250  1/29/09      336,066     851,656
                           10,000       .81     35.8125  5/04/09      225,223     570,759
Dr. Nikhil Sinha........   25,000      2.03     37.5625  6/17/09      590,571   1,496,624
Steven F. Coleman.......    2,000       .16     35.6250  1/29/09       44,809     113,554

--------
(1) All options were granted at an exercise price that equaled or exceeded the fair market value of the common stock on the date of grant, as determined by the last sale price as reported on the New York Stock Exchange. The options are exercisable in cumulative installments of 33-1/3 percent on each anniversary of the date of grant.

(2) The amounts represent hypothetical gains that might be achieved by the optionees if the respective options are exercised at the end of their terms. These gains are based on assumed rates of stock price appreciation of 5% and 10% mandated by rules of the Securities and Exchange Commission. These rates are shown for illustrative purposes only and do not represent our prediction of our stock price performance.

   The following table sets forth information regarding exercises of options to purchase Deluxe common stock during the year ended December 31, 1999 and unexercised options to purchase Deluxe common stock as of December 31, 1999, by each of the Named Executive Officers:

                                                Number of Securities
                                               Underlying Unexercised   Value of Unexercised In-
                                               Options at Fiscal Year     the-Money Options at
                                                         End               Fiscal Year End (1)
                                              ------------------------- -------------------------
                           Shares
                          Acquired    Value
          Name           on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
John A. Blanchard III...     --        --       260,334      335,666        --           --
Debra A. Janssen........     --        --         3,334       31,666        --           --
Dr. Nikhil Sinha........     --        --           --        25,000        --           --
Steven F. Coleman.......     --        --         3,300        2,000        --           --

--------
(1) The value of unexercised in-the-money option is determined by multiplying the difference between the exercise price and $27.4375, the closing price of Deluxe common stock on the NYSE on December 31, 1999, by the number of shares underlying the options. If the exercise price is greater than the December 31, 1999 closing price, the options are not in-the-money and no value is listed.

Treatment of Deluxe Options

   As of May 31, 2000, options to purchase 5,653,200 shares of common stock of Deluxe were outstanding. Immediately prior to the split-off of Deluxe's remaining interest in our company following this offering, these outstanding options will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. All persons who hold Deluxe options will receive new Deluxe options and eFunds options. The board of directors has adopted the eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards to provide for the eFunds options resulting from the conversion. Deluxe, as our sole stockholder, has approved this plan, which is filed as an exhibit to our registration statement of which this prospectus is a part. The purpose of this plan is to allow the employees of Deluxe and eFunds to maintain the same relative equity interest in the two companies as they held in the combined enterprise.

   The stock options granted under this plan generally will have the same terms and conditions as the Deluxe options to which they relate. The eFunds options will be granted immediately prior to our split-off from Deluxe. The number of shares and the exercise price of eFunds options to be granted under this plan will depend on a conversion equation that we summarize below. Generally, the eFunds options will maintain the original vesting and exercisability provisions and option period as the converted Deluxe options. Any exercisability provision or option term that is based on past employment or contingent on continued employment will mean and include past-employment with Deluxe and continued employment with eFunds for those participants who are employees of eFunds as of the split-off date.

   The basic principle for the conversion of Deluxe options is to maintain the relative value of the options based on the difference between exercise price and market price, or intrinsic value. The conversion equation for calculating the number of shares and the exercise price of eFunds options to be granted under the conversion plan is summarized below.

  . The pre-conversion intrinsic value of all Deluxe options outstanding is calculated by multiplying the number of Deluxe options outstanding by the difference between the market price of Deluxe common stock at the close of market on the last day before the split-off and the exercise price of the Deluxe options outstanding.

  . The pre-conversion intrinsic value will be allocated between the new Deluxe options and eFunds options according to the relative value of Deluxe, exclusive of the value of the proportion of eFunds owned by Deluxe, to the value of the proportion of eFunds owned by Deluxe.

  . The exercise price of the eFunds options to be granted will be equal to the market price of eFunds stock at the close of market on the last day before the split-off multiplied by the ratio of the weighted average exercise price of the Deluxe options outstanding to the closing price of the Deluxe shares the last day before the split-off.

  . The number of options to be granted will be calculated by dividing the pre-conversion intrinsic value allocated to eFunds options by the difference between the market price of eFunds common stock at the close of market on the last day before the split and the exercise price calculated above.


   For example, assume that there are options to purchase 5.7 million shares of Deluxe common stock outstanding prior to the split and the exercise price is $32. The assumed market price of Deluxe common stock is $24. The pre-conversion total intrinsic deficit value would be $45.6 million, or (($24-$32)* 5.7 million). Assume that the pre-conversion market value of shares of eFunds held by Deluxe is $600 million and the pre-split market value of Deluxe, excluding the market value of eFunds shares held, is $1,100 million. The relative proportionate value is therefore (35%/65%) which results in an intrinsic deficit value of $16 million, or (35% of $45.6 million) to be distributed in eFunds options. The exercise price of the eFunds options in this example is $20, or ($15*(32/24)). The number of options which would be granted is 3.2 million, or (($16) million/($15-$20)).

   This example uses hypothetical numbers that are unlikely to be accurate on the day of the split-off. The number of eFunds options granted pursuant to the conversion plan and the exercise price of those options is subject to a large number of variables, particularly the relative market prices for our common stock and Deluxe's common stock on the day before the split-off. At this time, we cannot provide any certainty regarding the number of options we will grant under to the conversion plan or the exercise price for those options.

Employment Agreements

   John A. Blanchard III. We will enter into an Executive Employment Agreement with Mr. Blanchard related to his service as our Chairman and Chief Executive Officer. The term of the agreement begins as of the date of the split-off and expires on December 31, 2002. Under the agreement, Mr. Blanchard will receive a salary of $680,000, subject to increase at the discretion of our board. Mr. Blanchard is also eligible to receive annual cash bonuses on the same basis that we pay bonuses to our other executives, with a target bonus equal to his base salary. Mr. Blanchard is eligible to participate in our stock incentive plan. We anticipate that he will receive annual stock option grants having a value equal to 200% of his base salary, as determined by the Black-Scholes method. Mr. Blanchard will receive double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." In recognition of the termination of Mr. Blanchard's existing supplemental retirement benefits, Mr. Blanchard is also entitled to receive $490,768 on or about January 2, 2003. This amount is reflective of the present value on that date of the retirement benefits Mr. Blanchard would have been entitled to under his supplemental retirement benefit plan if that plan was continued throughout the term of his Executive Employment Agreement. Mr. Blanchard has the option to receive the economic equivalent of this benefit on an annuity basis for 15 years following his retirement.

   If we terminate Mr. Blanchard's employment other than for cause, or if Mr. Blanchard terminates his employment for good reason, Mr. Blanchard is entitled to a lump sum payment equal to:

  . the sum of (1) his unpaid base salary due through the date of termination, (2) the product of his most recent annual bonus and the fraction of the year he was employed and (3) any deferred compensation and any accrued vacation pay;

  . an amount equal to the annual base salary that Mr. Blanchard would have earned during the remaining term of the Executive Employment Agreement had his employment not been terminated; and

  . an amount equal to the annual bonus that Mr. Blanchard would have earned had he remained continuously employed throughout the employment period and been awarded his annual target bonus amount to the extent this bonus amount has not theretofore been paid.

   In addition, upon any such termination of Mr. Blanchard's employment, Mr. Blanchard will be entitled to participate in all benefits plans, including medical, disability, life and other health insurance benefits and to certain out-placement services. All unvested options granted to Mr. Blanchard will immediately vest and remain exercisable for a five year period or, their remaining term, and all other restricted shares and restricted stock units held by Mr. Blanchard under the stock incentive plan vest and are converted into shares of common stock on the date of any termination other than for cause or for good reason. Mr. Blanchard would also be entitled to retain and earn any performance-based awards previously received under our stock incentive plan as if he had continued in our employ until the expiration of the relevant performance period. Any options granted to Mr. Blanchard will also vest and remain exercisable for five years following any termination of Mr. Blanchard's employment upon the expiration of his Executive Employment Agreement.

   The agreement also provides that if any payment or benefit received or to be received by Mr. Blanchard would be subject to the federal excise tax on "excess parachute payments," we will pay Mr. Blanchard such additional amount as may be necessary so that he realizes, after the payment of the excise tax and any income tax or excise tax on that additional amount, the amount of such compensation.

   Paul H. Bristow. We entered into a letter agreement with Mr. Bristow effective as of March 1, 2000. The agreement provides for an annual base salary of $300,000 with a bonus ranging from 0% to 100% of base salary, depending on our performance. The target bonus is 50%, or $150,000 annually. Mr. Bristow is eligible to receive annual stock option grants having a value equal to 150% of his base salary, as determined by the Black-Scholes method. Mr. Bristow will receive double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." Mr. Bristow's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation, if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward us or toward others involved with our business.

   Dr. Nikhil Sinha. We entered into a letter agreement with Dr. Sinha effective as of March 1, 2000. The agreement provides for an annual base salary of $300,000 with a bonus ranging from 0% to 100% of base salary, depending on our performance. The target bonus is 50%, or $150,000 annually. Dr. Sinha is eligible to receive annual stock option grants having a value equal to 115% of his base salary, as determined by the Black-Scholes method. Dr. Sinha will receive double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." Dr. Sinha also will be entitled to receive an option grant having a value of $250,000 upon completion of this offering in consideration of the termination of iDLX Technology Partners options provided to him under our 1999 employment agreement. Dr. Sinha's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation, if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward us or toward others involved with our business.

   Steven F. Coleman. We entered into a letter agreement with Mr. Coleman effective as of March 1, 2000. The agreement provides for an annual base salary of $200,000 with a bonus ranging from 0% to 80% of base salary, depending on our performance. The target bonus is 40%, or $80,000 annually. Mr. Coleman is eligible to receive annual stock option grants having a value equal to 100% of his base salary, as determined by the Black-Scholes method. Mr. Coleman will receive double-options in 2000, which are listed in the table below under "- 2000 Stock Incentive Plan Grants." Mr. Coleman's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation, if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward us or toward others involved with our business.

Change in Control Arrangements

   We have entered into Change in Control Agreements with each of Messrs. Sinha, Bristow and Coleman. These agreements are designed to diminish the distractions that could be caused by personal uncertainties and risks associated with changes of control and other significant business combinations involving our company by providing these officers with assurances regarding their compensation and benefits expectations under such circumstances.

   Under the Change in Control Agreements, each of these officers agrees to remain in our employ, and we agreed to continue to employ each officer, until the third anniversary following any "business combination" involving our company. During that three-year period, each officer is entitled to maintain a position, authority, duties and responsibilities at least commensurate with the most significant of those held by the officer during the 180 day period prior to the effective date of the business combination or change in control. The base salary of the officer may not be reduced below that earned by the officer during the twelve month period preceding the effective date of the business combination. In determining any increase in an officer's base salary during the three year period, the officer is to be treated in a manner consistent with other peer executives. The officers are also entitled to receive annual bonus payments, stock option grants and other benefits during the three year period on the same objective basis as other peer executives.

   If, during the three year period, we terminate an officer's employment other than for "cause" or "disability" or the officer terminates his or her employment for "good reason," the officer is entitled to a lump sum payment equal to the sum of any unpaid base salary, accrued vacation pay and any unpaid portions of incentive awards earned by the executive prior to the date of termination. In addition, the officer is entitled to receive a lump sum payment equal to three times the sum of the officer's annual base salary and the officer's historical or target incentive award, plus the amount that we would have contributed to the retirement plans in which the officer participated prior to his or her termination in respect of such sum. The officers are also entitled to the continuation of their medical, disability, life and other health insurance benefits for up to a three year period after a qualifying termination and to certain out-placement services.

   All unvested options granted to an officer vest and remain exercisable for a five year period or their remaining term following a qualifying termination and all other restricted shares and restricted stock units held by the officer under our stock incentive plan vest and are converted into shares of common stock on the date of any such termination.

   The agreements also provide that if any payment or benefit received or to be received by an officer, whether or not pursuant to his or her change in control agreement, would be subject to the federal excise tax on "excess parachute payments," we will pay to the officer such additional amount as may be necessary so that the officer realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

2000 Stock Incentive Plan

   Our 2000 Stock Incentive Plan provides for grants of options to purchase shares of common stock, stock appreciation rights, restricted stock and restricted stock rights, performance awards, dividend equivalents and other stock-based awards. All of our employees are eligible for grants under this plan. Our directors, consultants and advisors are also eligible for grants under this plan.

   The maximum aggregate number of shares of common stock that may be distributed under this plan is 20% of the total number of shares of our common stock outstanding at the time of the award, subject to adjustment.

   Administration. This plan will be administered by our board of directors or by a committee of directors appointed by our board of directors. The compensation committee of the board will administer the plan.

   Stock Options. Our committee may award stock options under this plan and set their terms, including the number and kind of stock options granted, the exercise price of the stock options, the vesting schedule applicable to such stock options, the period during which they can be exercised and the form of consideration, which may include, without limitation, cash, common stock, other securities, any combination thereof or any other form of valid consideration that is acceptable to the committee. No stock option can be exercised more than ten years after the date of grant. The committee may provide that any option granted under the plan contain a reload feature. If an option containing this feature is exercised using shares of common stock or if shares are withheld or tendered as payment of the amount to be withheld under applicable income tax laws, the optionee will receive an additional option on a number of shares equal to the number of shares tendered or withheld. The exercise price of this reload option will be equal to the fair market value of our stock on the date the reload option is granted.

   Stock Appreciation Rights. Our committee may grant stock appreciation rights under this plan and set their terms, including grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms or conditions of any stock appreciation right. Each stock appreciation right entitles the holder to receive an amount equal to the excess of the fair market value of a share of common stock on the date the holder exercises the stock appreciation right over the grant price, as determined by the committee. The grant price may not be less than 100% of the fair market value of a share of common stock on the date of the grant, unless required by law or government regulation.

   Restricted Stock and Restricted Stock Units. Our committee may grant shares of restricted stock and restricted stock units and set their terms, including voting rights for restricted shares and dividend rights with respect to such shares and units. The committee may determine when restrictions shall lapse. If the participant's employment or service terminates, the participant will forfeit unvested restricted stock and restricted stock units as of the date of such event, unless our committee determines otherwise with respect to some or all of the unvested restricted stock and restricted stock units.

   Performance Awards. The committee may grant performance awards, which entitle the holder to receive payments upon the achievement of specified performance goals and set their terms, including the performance goals to be achieved during the performance period, the length of the performance period and the amount and form of payment of the performance award. A performance award may be denominated or payable in cash, shares of stock or other securities, or other awards or property.

   Dividend Equivalents. The committee may grant dividend equivalents which entitle the holder to receive payments equivalent to the amount of cash dividends paid on shares of our common stock.

   Other Stock-Based Awards. The committee may grant other awards denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock as are deemed by the committee to be consistent with the purpose of plan. The committee will determine the terms and conditions of such other stock-based awards, including the consideration to be paid for shares of common stock or other securities delivered pursuant to a purchase right granted under such award. The value of such consideration shall not be less than 100% of the fair market value of such shares or other securities as of the date such award is granted, unless required by law or government regulation.

   Transfer Restrictions. The rights of a participant with respect to the stock options, stock appreciation rights, restricted stock and restricted stock rights, performance awards, dividend equivalents and other stock based awards granted under this plan generally are not transferable by the participant other than by will or the laws of descent and distribution.

   Amendment and Termination of this Plan. This plan may be terminated and may be altered, amended, suspended or terminated at any time, in whole or in part, by our board of directors, except that:

  . no alteration or amendment will be effective without stockholder approval if approval is required by law or under the rules of the Nasdaq Stock Market or any stock exchange on which our common stock is listed; and

  . no such termination, suspension, alteration or amendment may adversely alter or affect the terms of any then outstanding awards without the consent of the affected participant.

Grants as of this Offering

   Our board of directors has approved the grant of options to purchase up to 2,614,316 shares of our common stock under our 2000 stock incentive plan, including the grants to individuals listed in the table below. The table has been prepared based on an assumed initial offering price of $15.00 per share. The exercise price of these options will be equal to the initial public offering price. These options granted to our employees will vest in three equal installments, beginning on the first anniversary of the date of grant, while options granted to our outside directors will vest in two equal installments, beginning on the first anniversary of the date of grant.

                                                                      Number
   Name                                                             of Options
   ----                                                             ----------
   John A. Blanchard III...........................................   362,667
   Paul H. Bristow.................................................   120,000
   Dr. Nikhil Sinha................................................   125,333
   Steven F. Coleman...............................................    53,333
   All current executive officers as a group.......................   661,333
   All directors who are not executive officers as a group.........    20,001
   All employees, including current officers but excluding
    directors and executive officers, as a group................... 1,932,982

Related Party Transactions

   Prior to joining our professional services business as its President and Chief Executive Officer, Dr. Sinha was a 50% partner in a consulting firm employed by Deluxe. The consulting firm provided international development consulting services to Deluxe at per diem rates subject to minimum amounts. In 1999, Deluxe paid $28,713 to the consulting firm for services rendered. In addition, in connection with the hiring of Dr. Sinha and the consequent termination of the consulting agreement, Deluxe paid approximately $1.1 million to the members of the consulting firm in lieu of an equity interest in HCL-Deluxe N.V. Dr. Sinha received 50% of this amount.

                      AGREEMENTS BETWEEN eFUNDS AND DELUXE

   We have provided below a summary description of the initial public offering and distribution agreement along with the key related agreements. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of the agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

   The following is a table summarizing the approximate value that has been or will be exchanged between Deluxe and us in connection with the key related agreements described below. We have also entered into several arrangements with Deluxe for indemnification. Because it is unknown whether any value will be exchanged pursuant to these agreements, we did not include these in the table.


           Agreement                 Value to Deluxe              Value to eFunds

----------------------------------------------------------------------------------------

  Initial Public Offering and  eFunds to pay all costs and  Deluxe to pay all costs and
  Distribution Agreement       expenses of this offering,   expenses of the split-off.
                               which are estimated at       These amounts are not yet
                               $4,500,000, exclusive of     quantifiable.
                               underwriting discounts and
                               commissions. Deluxe also
                               receives an option to
                               purchase, at the then market
                               price, additional shares of
                               our common stock to the
                               extent necessary to own at
                               least 80.1% of the total
                               combined voting power of our
                               stock and at least 80.1% of
                               any class of nonvoting
                               stock.

----------------------------------------------------------------------------------------

  Registration Rights          If Deluxe does not proceed   This Agreement is primarily
  Agreement                    with the split-off, it can   for the benefit of Deluxe.
                               request us to register
                               shares of our common stock
                               owned by Deluxe for sale
                               under applicable securities
                               laws. Deluxe will also have
                               the right to include its
                               shares in other
                               registrations of securities
                               that we initiate.

----------------------------------------------------------------------------------------

  Assignment and Assumption    This "as-is, where-is"       Receipt of the stock of Chex
  Agreement                    transfer was intended to     Systems, Inc., Payment
                               align our assets and         Protection Systems, Inc.
                               businesses in order to       (SCAN), eFunds Corporation
                               enable us to proceed with    of Tustin, California and
                               this offering and the split- our professional services
                               off.                         and U.K. businesses,
                                                            together with their net
                                                            receivables and payables
                                                            with Deluxe. These assets
                                                            had a net historical cost of
                                                            approximately $27.3 million
                                                            to Deluxe.

--------------------------------------------------------------------------------

           Agreement                 Value to Deluxe              Value to eFunds
----------------------------------------------------------------------------------------
  Tax-Sharing Agreement        We assume liability for      We receive tax return
                               taxes resulting from our     preparation and filing
                               operations and we agree to   assistance and Deluxe
                               indemnify Deluxe for any     indemnifies us against any
                               taxes due from Deluxe if the tax liabilities of the other
                               split-off fails to qualify   members of the Deluxe
                               as tax-free as a result of   consolidated group.
                               our actions or inactions and
                               for a portion of any taxes
                               that become due as a result
                               of the split-off because of
                               a retroactive change of law
                               or other reason unrelated to
                               an action or inaction be
                               either us or Deluxe. Deluxe
                               also receives $450,000 per
                               year for providing us with
                               tax return preparation and
                               filing assistance.

----------------------------------------------------------------------------------------

  Employee Benefits            This Agreement is primarily  Our employees continue to
  Agreement                    intended to provide          participate in Deluxe's
                               continued benefits to our    benefit plans until the
                               employees.                   split-off or the time we
                                                            establish our own benefit
                                                            plans for our employees.

----------------------------------------------------------------------------------------

  Real Estate Agreements       $10,000,000.                 We received title to our
                                                            Phoenix, Arizona data center
                                                            facility.

                               $44,325 per year.            We receive the right to
                                                            maintain communication nodes
                                                            at nine Deluxe facilities.

                               $688,800 per year.           We receive office space in
                                                            Shoreview, Minnesota.

                               Deluxe receives space in our $1,396,800 per year.
                               Phoenix, Arizona data center
                               for use by its call center
                               operations.

----------------------------------------------------------------------------------------

  Transitional Services        $304,000 per month,          We receive financial,
  Agreement                    decreasing to $0 not later   administrative, treasury,
                               than December 31, 2001.      cash management, insurance,
                                                            legal, sales support and
                                                            employee benefits
                                                            administration services from
                                                            Deluxe.

                               Deluxe receives ACH          $28,800 per month,
                               processing services from us. decreasing to $0 not later
                                                            than December 31, 2001.

--------------------------------------------------------------------------------

           Agreement                 Value to Deluxe              Value to eFunds
----------------------------------------------------------------------------------------
  Professional Services        Deluxe receives software     $43,000,000 per year*.
  Agreement                    development and maintenance
                               services from us.

                               Deluxe receives accounts     $2,200,000 per year
                               receivable, accounts payable decreasing 5% per year*.
                               and general accounting
                               transaction processing
                               services from us.

                               Deluxe receives data entry   $5,900,000 per year*.
                               services from us.

----------------------------------------------------------------------------------------

  Network Access               $3,500,000 per year*.        We receive the right to use
  Agreement                                                 the system through which
                                                            Deluxe's check printing
                                                            customers order products to
                                                            deliver our ChexSystems
                                                            product set.

----------------------------------------------------------------------------------------

  Data and Related             Deluxe receives              Deluxe provides us, at no
  Agreements                   approximately $97,500 per    cost, with check printing
                               year for providing us with   data from its direct to
                               processing services.         consumer check printing
                                                            business until July 1, 2001.

----------------------------------------------------------------------------------------

  Loan Agreement               Deluxe receives interest     We receive the right to
                               payments from us at the      borrow up to $75 million
                               London Interbank Offered     from Deluxe until the
                               Rate, plus a variable        earlier of the split-off or
                               additional margin based on   December 31, 2000.
                               Deluxe's credit rating.


*These amounts are estimated. The actual amounts paid by Deluxe and received by us may vary based upon the actual services provided.


Initial Public Offering and Distribution Agreement

   General. On March 31, 2000, we entered into an initial public offering and distribution agreement with Deluxe, which governs offerings of our securities, including this offering and the split-off. Although Deluxe has announced that it currently plans to complete the split-off, Deluxe is not obligated to do so. Deluxe has the sole discretion to determine whether or when the split-off will occur and all terms of the split-off, including the form, structure and terms of any transactions or offerings to effect the split-off and the timing of and conditions to the completion of the split-off. We cannot assure you as to whether or when the split-off will occur or as to the terms of the distribution. We refer you to "Risk Factors -- Risks Relating to Our Separation from Deluxe."

   Offerings of Our Securities and the Split-Off. We have agreed that we will cooperate with Deluxe in all respects to accomplish:

  . any primary offerings of our common stock and other securities, including this offering, prior to the split-off or other similar transaction; and

  .  the split-off or similar transaction.

   We also agreed that, at Deluxe's direction, we will promptly take all actions necessary or desirable to effect these transactions, including the registration under the Securities Act of shares of our common stock.

   Expenses. We have agreed to pay all costs and expenses relating to any primary offerings of our common stock and our other securities prior to the split-off, including this offering. Deluxe has agreed to pay all costs and expenses relating to the split-off.

   Covenants. We and Deluxe have agreed to provide each other with access to information relating to the assets, business and operations of the requesting party. We have agreed that, for so long as Deluxe is required to consolidate our results of operations and financial position, we will:

  . provide Deluxe with financial information regarding our company and our subsidiaries and access to our books and records;

  . not select a different accounting firm than Deloitte & Touche LLP to serve as our auditors;

  . complete the audit of our financial statements on the same schedule as the audit of Deluxe's financial statements; and

  . consult with Deluxe and provide Deluxe and its auditors with notice of any proposed determination of, or significant changes in, our accounting estimates and accounting principles.

   As long as Deluxe beneficially owns 50% or more of our outstanding common stock, we may not take any action that may result in a contravention or an event of default by Deluxe of:

  . any provision of law, including the Internal Revenue Code or the Employee Retirement Income Security Act of 1974, as amended;

  .  any provision of Deluxe's articles of incorporation or bylaws;

  .  any credit agreement or other material agreement binding upon Deluxe; or

  .  any judgment, order or decree of any governmental body, agency or court.

   Options. We have granted to Deluxe options to purchase additional shares of common stock to the extent necessary to own at least 80.1% of the total combined voting power of all classes of our outstanding voting stock and to own at least 80.1% of each outstanding class of nonvoting stock. These options may be exercised immediately prior to the issuance of any of our equity securities, other than in this offering or upon exercise of the underwriters' over-allotment option.

   The purchase price of the shares of voting stock purchased upon any exercise will be the market price of our voting stock on the date of delivery of the exercise notice. The purchase price of nonvoting capital stock will be the price at which that stock may be purchased by third parties. These options will terminate when Deluxe or its affiliates own less than 45% of the total combined voting power of all classes of our outstanding equity of our company.

Registration Rights Agreement

   We and Deluxe have entered into a registration rights agreement which only becomes effective in the event Deluxe does not proceed with the split-off. Upon the request of Deluxe, we must use our reasonable best efforts to register under applicable securities laws any of the shares of our common stock owned by Deluxe for sale in accordance with Deluxe's intended method of disposition. Deluxe will also have the right to include shares of our common stock owned by Deluxe in other registrations of equity securities we initiate. Deluxe will pay all costs and expenses relating to each such registration that Deluxe requests or in which Deluxe participates except for our out-of-pocket expenses and the fees of our attorneys, accountants and other advisors. We have agreed to indemnify Deluxe against liabilities in connection with registrations in which Deluxe

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participates, including liabilities under the Securities Act or to contribute to payments Deluxe may be required to make for these liabilities.

Assignment and Assumption Agreement

   We have entered into an assignment and assumption agreement with Deluxe which governs the terms of the transfer to us of assets and liabilities from Deluxe. All transfers by Deluxe to us are on an "as is, where is" basis, and without any representations or warranties. As a result, we have agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest in us good and marketable title to such assets and as to defects in the condition of the assets. We and our subsidiaries assumed sole financial responsibility for all liabilities associated with our businesses and operations other than government services and all of the assets transferred to us as of March 31, 2000. Based on their historical cost at March 31, 2000, the value of the net assets transferred to us was approximately $27.3 million.

Tax-Sharing Agreement

   In general, we will be included in Deluxe's consolidated group for federal income tax purposes for so long as Deluxe beneficially owns at least 80% of the total voting power and value of our outstanding stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. We have entered into a tax-sharing agreement with Deluxe which allocates tax liabilities between us and Deluxe during the period in which we are included in Deluxe's consolidated group. We could, however, be liable in the event that any federal tax liability is incurred, but not discharged, by other members of Deluxe's consolidated group.

   We and Deluxe will make payments to each other such that the amount of taxes to be paid by us will generally be determined as though we had filed separate federal, state and local income tax returns. We will be responsible for any taxes with respect to tax returns that include us and our subsidiaries. In determining the amount of our tax-sharing payments, Deluxe will prepare for us pro forma returns with respect to federal and applicable state and local income taxes.

   Prior to the split-off, Deluxe will continue to have all the rights as our parent for purposes of federal, state and local tax law. Deluxe will be the sole and exclusive agent for us in any and all matters relating to our income, franchise and similar tax liabilities. Deluxe will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined or unitary state income tax returns or amended returns. Deluxe will have the power, in its sole discretion, to contest, compromise or settle any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for a refund on our behalf. In addition, Deluxe has agreed to undertake to provide these services with respect to our separate state and local tax returns and our foreign tax returns. We generally will pay Deluxe $37,500 per month for the tax services to be provided to us by Deluxe.

   The tax-sharing agreement also provides that we will indemnify Deluxe for any taxes due from Deluxe if the split-off or some of the related transactions fail to qualify as tax-free as a result of our actions or inactions. We are required under the tax sharing agreement to comply with the representations made to the Internal Revenue Service in connection with our private letter ruling request regarding the tax-free nature of the split-off. In addition, we have agreed to indemnify Deluxe for a portion of any taxes due from Deluxe if the split-off or some of the related transactions fail to qualify as tax-free as a result of a retroactive change of law or other reason unrelated to the action or inaction of either us or Deluxe.

Employee Benefits Agreement

   As of the completion of this offering, we will enter into an employee benefits agreement with Deluxe to allocate assets, liabilities, and responsibilities relating to our current and former U.S. employees and their participation in the benefit plans that Deluxe currently sponsors and maintains.

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   All of our eligible employees will continue to participate in the Deluxe benefit plans on comparable terms and conditions to those currently applicable to them until the split-off or the time at which we establish comparable benefit plans for our current and former employees.

   At the time of the split-off, we expect to adopt benefit plans corresponding to the Deluxe plans, including qualified retirement plans, executive deferred compensation and supplemental benefit plans, health and welfare plans, fringe benefit plans, and leave of absence programs. It is intended that our benefit plans will take into account all service, compensation and other benefit determinations that, as of the split-off, were recognized under the corresponding Deluxe benefit plan.

   It is intended that our benefit plans will generally assume any liabilities for our employees under the corresponding Deluxe benefit plan. Assets relating to the employee liabilities are expected to be transferred to us or our related plans and trusts from trusts and other funding vehicles associated with Deluxe's benefit plans.

Real Estate Agreements

   We have purchased real property and a data center located in Phoenix, Arizona and personal property from a subsidiary of Deluxe at their historical cost for approximately $10 million. As of the completion of this offering, we and Deluxe will enter into several agreements under which Deluxe or its subsidiaries will agree to:

  . lease nine sites to us for use as communication nodes for a period of approximately 12 to 18 months at approximately $942 per month;

  . sublease a portion of a building in Shoreview, Minnesota to us for a period of approximately 12 months at approximately $57,445 per month;

  . lease a portion of a data center in Phoenix, Arizona from us at approximately $116,404 per month; and

  .  assign their rights as tenant under various leases to us.

Transitional Services Agreement

   As of the completion of this offering, we and Deluxe will enter into a transitional services agreement under which Deluxe and we will agree to provide services to each other, including:

  .  financial and administrative services;

  .  treasury;

  .  cash management and insurance services;

  .  sales support;

  .  legal services; and

  .  employee benefits administration.

   Each service provided under the transitional services agreements will be provided for a specified time period beginning on completion of this offering and continuing until either completion of the split off or December 31, 2001. Either party may terminate any or all services that they receive under the transitional services agreements at any time upon 60 days' prior written notice. Any or all services may be extended for one additional 60 day period. We have agreed to pay $303,797 per month to Deluxe for transitional services provided to us. Deluxe has agreed to pay $28,800 per month to us for transitional services provided to Deluxe. These amounts will gradually decrease as services are terminated.

Professional Services Agreement

   We will enter into a master agreement with Deluxe under which we will provide Deluxe with:

  . software development and maintenance services for information technology applications;

  . financial shared services including accounts receivable, accounts payable and general accounting transaction processing; and

  .  data entry services.

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   This agreement will expire on March 31, 2005, and will automatically renew each year for an additional one year term unless terminated by either party. In addition, this agreement may be terminated by Deluxe at its option if we are acquired, whether by merger, the sale of all or substantially all of our assets, by a third party. During the term of the agreement, we anticipate that Deluxe will spend approximately $43 million per year for software development and maintenance services for information technology applications, which amounts will be based on the actual number of hours of information technology services that we provide to Deluxe. If Deluxe fails to reach the $43 million spending target per year, it will be obligated to make compensatory payments for a portion of our fees based on our estimates of lost margins. If Deluxe exceeds the $43 million spending target per year, Deluxe will be entitled to receive reduced rates. We also will provide business process management services, including accounts receivable, accounts payable and other general accounting services, and data entry services. Deluxe's annual minimum spending target for these business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for credits to Deluxe for unsatisfactory performance by us and bonuses for superior performances as are typical for information technology professional services. The provision of services by us under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of information technology and business process management services.

Third Party Indemnification Agreement

   Under the third party indemnification agreement, we will agree to indemnify Deluxe in connection with any liabilities incurred by Deluxe after the split-off as a result of:

  . Deluxe's purchase or lease of property or services for our benefit under any master agreement; or

  . any guaranties under which Deluxe guaranteed our performance of agreements with third parties.

   We are obligated to indemnify Deluxe for any liability to the extent such liability primarily relates to the past, present or future operation of our business or operations.

Network Access Agreement

   Historically, some ChexSystems customers have elected to use the online ordering connectivity provided by Deluxe's check printing operations to receive services provided by ChexSystems. As of the completion of this offering, Deluxe will provide us a license to use these connections to its check printing customers in order to allow us to continue to provide our ChexSystems, FraudFinder, QualiFile and other ChexSystems products to financial institutions who wish to receive these products through the Deluxe network. In exchange for access to this product delivery channel, we will pay Deluxe its cost of providing these services during 2000 and cost plus 10% in 2001. We estimate the cost of these services to be approximately $3.5 million in 2000. Deluxe will maintain ownership of all rights in its network, except that we will own the interface between the network security layer and our back-end systems. The agreement will expire on December 31, 2001.

Data and Related Agreements

   We and Deluxe will enter into several agreements which will govern the transfer of data between us. Under a data contribution agreement, Deluxe will provide us, at no cost, with consumer account records pertaining to its direct to consumer check printing business. We will agree to only use this information for purposes that are consistent with applicable federal, state and local laws, including the Fair Credit Reporting Act. Customers of Deluxe will have the ability to request that their information not be provided to us. The agreement has a term that will end on July 1, 2001.

   Under a processing agreement, we will provide Deluxe with bank routing numbers to enable us to obtain check order history files from Deluxe as long as we have obtained a consent from the applicable financial institution to receive this data. Deluxe may only use the bank routing numbers for the purpose of performing the processing requested by us. We estimate the cost of these processing services to be approximately $97,472 per year. Either party may terminate this agreement upon 30 days' prior written notice.

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Loan Agreement

   Deluxe has agreed to provide us with a revolving credit facility of up to $75 million until the earlier of the effective date of the split-off, or December 31, 2000. Borrowings under the facility will be due at the time of the split-off or maturity and will accrue interest at the London Interbank Offered Rate, plus a variable additional margin based on Deluxe's credit rating. The credit facility includes financial and restrictive covenants. We intend to replace this facility with a new credit facility with one or more financial institutions prior to the split-off or maturity.

Indemnification Agreement

   Deluxe has agreed to indemnify us for any losses on identified government services loss contracts in excess of our $29.2 million loss contract reserves as of April 30, 2000. We are required to calculate any charges for loss contracts in a manner consistent with Deluxe's current loss accrual practices. Deluxe will also indemnify us against any liabilities, losses or expenses arising from litigation and claims asserted against us in connection with the operation of our government services business prior to the completion of this offering. Deluxe's indemnification obligations do not apply to losses contemplated by existing reserves and are limited to a maximum amount equal to $14.6 million. In addition, Deluxe's indemnification does not apply to any contract that was not in a loss position as of April 30, 2000 and so if any of these profitable contracts were to become unprofitable, no indemnification would be available. We have agreed to indemnify Deluxe for all other claims related to the operation of our government services business that occur after the completion of this offering.

                             PRINCIPAL STOCKHOLDER

   All of the shares of our common stock outstanding before this offering are owned by Deluxe. After this offering, Deluxe will own about 86.5% of our outstanding common stock. Except for Deluxe, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 250 million shares of common stock, $.01 par value per share, and 100 million shares of preferred stock, $.01 par value per share. The following discussion is a summary of the material terms of our capital stock.

Common Stock

   Each holder of our common stock is entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Subject to the preferences of preferred stock issued after the sale of the common stock in this offering, holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

   All outstanding shares of common stock and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622 of the Wisconsin Business Corporation Law for unpaid employee wages. Section 180.0622 of the Wisconsin Business Corporation Law provides that shareholders of every corporation that does business in Wisconsin are personally liable to an amount equal to the par value of the shares owned by them and for all debts owing to employees for services performed for such corporation, but not exceeding six months' service in the case of any individual employee. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.


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Preferred Stock

   Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 100 million shares of preferred stock, in one or more series, with each of such series to have such rights and preferences, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by unlimited discretion of the board of directors.

   Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no plans to issue any shares of preferred stock.

Stockholder Rights Plan

   Prior to the completion of this offering, we plan to declare a dividend of one preferred share purchase right for each outstanding share of common stock outstanding on the business day immediately preceding the date of this prospectus to the stockholders of record on that date. Each right will entitle the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of
$       per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a Rights Agreement between eFunds and EquiServe, as Rights Agent, a copy of the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

   Initially, the certificates for shares of common stock then outstanding will evidence the rights and we will not distribute separate right certificates. The rights will separate from the common stock on the share purchase rights distribution date, which is the earlier of:

  . the first date of public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of the outstanding common stock, subject to certain exceptions; and

  . the close of business on the 10th day, or such later date as may be determined by the board of directors prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common stock, following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding common stock.

   Under the plan, Deluxe's ownership of our stock will not cause the rights to separate from the common stock or result in a share purchase rights distribution date.

   The board of directors, after receiving such advice as it deems necessary and giving due consideration to all relevant factors, may elect to approve a tender offer or an exchange offer for all of our outstanding common stock if the board determines the offer to be in our best interest and the best interests of our stockholders. If the board does approve a tender offer or exchange offer, the rights will expire.

   Until the share purchase rights distribution date,

  . the rights will be evidenced by the certificates for shares of common stock and will be transferred with and only with the common stock;

  . any common stock certificates issued after the business day immediately preceding the date of this prospectus upon transfer or new issuance of the common stock will contain a notation incorporating the Rights Agreement by reference; and

  . the transfer of any common stock will also constitute the transfer of the rights associated with the common stock.

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   As promptly as practicable following the share purchase rights distribution date, we will mail separate certificates evidencing the share purchase rights to holders of record of the common stock as of the close of business on that date, and such separate certificates alone will evidence the share purchase rights.

   The holders of our common stock and the share purchase rights cannot exercise the rights until the distribution date. The rights will expire on the date that is ten years after the business day immediately preceding the date of this prospectus, unless we extend or earlier redeem or exchange as described below. We will not issue fractions of a preferred share, other than fractions in integral multiples of one one-hundredth of a share, and, in lieu thereof, we will make a cash adjustment on the closing price on the last trading date prior to the date of exercise.

   We will adjust the purchase price payable and the number of preferred shares issuable upon exercise of the rights from time to time to prevent dilution:

  . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

  . upon the grant to holders of the preferred shares of certain rights, options or warrants to subscribe for or purchase preferred shares or convertible securities at less than the then current market price of the preferred shares; or

  . upon the distribution to holders of the preferred shares of any evidence of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in preferred shares, or of subscription rights or warrants, other than those described in clause (2) of this paragraph.

   With certain exceptions, we are not required to adjust the purchase price until cumulative adjustments require an adjustment of at least 1% in the purchase price. We also will adjust the number of outstanding share purchase rights and the number of preferred shares issuable upon exercise of the rights in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

   We cannot redeem the preferred shares purchasable upon exercise of the rights. Each preferred share will be entitled to a minimum preferential
quarterly dividend payment of $     per share but will be entitled to an
aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be
entitled to a minimum preferential liquidation payment of $         per share
but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are subject to adjustment in the event of a stock dividend on the common stock or a subdivision, combination or consolidation of the common stock.

   In the event any person becomes the beneficial owner of 15% or more of the outstanding common stock, each holder of a share purchase right shall thereafter have a right to receive, in lieu of preferred shares, a number of shares of our common stock having an aggregate market price equal to twice the exercise price of the share purchase right. In other words, each holder of a right will have the right to receive shares of our common stock at a 50% discount to the then current market price. In the event that at any time after there is a beneficial owner of 15% or more of the outstanding common stock, we are acquired in a merger or other business combination or 50% or more of our assets or earning power are sold, holders of the rights will thereafter have the right to receive a number of shares of common stock of the acquiring company at a 50% discount to its then current market price.

   At any time after a person becomes the beneficial owner of 15% or more of the outstanding common stock, subject to certain exceptions, and prior to the acquisition by a person of 50% or more of the outstanding common stock, the board of directors may exchange all or part of the rights for common stock at an exchange ratio of one share of common stock per right, subject to adjustment.

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   At any time before a person has become the beneficial owner of 15% or more of the outstanding common stock, the board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.

   Until a right is exercised, the holder of the right will have no rights as a stockholder, including without limitation, the right to vote or to receive dividends.

   The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person has becomes the beneficial owner of 15% or more of the outstanding common stock.

Limitation of Liability and Indemnification Matters

   Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our amended and restated certificate of incorporation provides that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the amended and restated certificate of incorporation would permit such indemnifications.

   At present, there is no litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Anti-Takeover Provisions

   Some provisions of our amended and restated certificate of incorporation and bylaws could make more difficult the acquisition of control of our company, and the removal of existing management:

  . The amended and restated certificate of incorporation does not provide for cumulative voting for directors;

  . We have a classified board of directors with each class serving a staggered three-year term;

  . The board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship

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     was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

  . The board of directors may issue preferred stock without any vote or further action by the stockholders;

  . The board of directors may adopt, amend, alter or repeal the bylaws without a vote of the stockholders;

  . All stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting;

  . We require advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors; and

  . Without the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of common stock, together with the affirmative vote of at least 66-2/3% of the members of the board of directors, we may not
     (1) consolidate or merge with any other entity, (2) convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets, (3) amend the certificate of incorporation to permit the removal of directors without cause or (4) amend, modify or repeal the anti-takeover and indemnification provisions of the amended and restated certificate of incorporation.

   These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; and

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe.

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                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding an aggregate of 46,250,000 shares of common stock, assuming no exercise of the underwriters' over-allotment option. All of the shares of common stock sold in this offering will be freely tradeable without restriction under the Securities Act, unless such shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Persons who are affiliates may sell shares that are issued in this offering in the public market only through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

   Deluxe has announced that, subject to specified conditions, it intends to distribute all of its shares of our common stock in the split-off. Any shares distributed by Deluxe will be freely tradeable, except for shares received by our affiliates.

Rule 144

   In general, under Rule 144, beginning 91 days after the date of this prospectus, a person who beneficially owns "restricted securities" within the meaning of Rule 144 for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to that sale.

Sales under Rule 144 also are subject to manner of sale and notice requirements and to the availability of current public information about us. Our affiliates who purchase shares of our common stock pursuant to this offering or acquire our shares of common stock in the tax-free distribution would be subject to the resale restrictions of Rule 144 described above.

Lock-Up Agreements

   We, our executive officers and directors have agreed not to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc., subject to limited exceptions. See "Underwriting -- No Sales of Similar Securities."

Stock Options

   We will grant shares of our common stock pursuant to our stock plans. Upon completion of this offering, we will have reserved 9,250,000 shares of common stock for issuance under our incentive stock option plan and 3,350,000 shares of common stock for issuance under our plan for the conversion of Deluxe options in connection with the split-off. We expect to grant options to purchase an aggregate of 2,614,316 shares of our common stock under our incentive stock option plan upon the commencement of this offering with an exercise price equal to the initial public offering price, unless a lower price is required by law or government regulation. We currently expect to file registration statements under the Securities Act to register shares reserved for issuance under our stock plans. Shares issued pursuant to our stock plans after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradeable without further registration under the Securities Act. In addition, immediately prior to the split-off, all outstanding options to purchase Deluxe common stock will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. The actual number of options will be determined immediately prior to the split-off based on the market price of our common stock and Deluxe common stock. Based upon an assumed price of $15.00 per share for our shares and assuming the market price of Deluxe's common stock immediately prior to the split-off is the same as the closing market price on June 2, 2000, the number of our shares for which options would be granted under this conversion plan would be approximately 3.2 million and the weighted average exercise price would be $20.00 per share. See "Management -- Treatment of Deluxe Options."

  CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

   The following discussion is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by non-United States holders. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences. This discussion does not address all tax considerations that may be relevant to non-United States holders in light of their personal circumstances, or to certain non-United States holders that may be subject to special treatment under United States federal income or estate tax laws. Furthermore, this discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Department regulations, published positions of the Internal Revenue Service and court decisions now in effect, all of which are subject to change, possibly with retroactive effect. You are urged to consult your own tax advisor regarding the United States federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

   In this section we use the term United States holder to refer to a beneficial owner of stock that is:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States;

  . an estate the income of which is subject to United States federal income taxation regardless of its source; or

  .  a trust that:

    - is subject to the supervision of a court within the United States and the control of one or more United States persons; or

    - has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

   We use the term non-United States holder to refer to a beneficial owner of stock that is not a United States holder.

Dividends

   Generally, any dividend paid to a non-United States holder will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or at a lesser applicable treaty rate. However, dividends that are effectively connected with the conduct of a trade or business of the non-United States holder within the United States and, where a tax treaty applies, that are attributable to a United States permanent establishment of the non-United States holder are not subject to the withholding tax but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates.

   In order for dividends paid to a non-United States holder to be exempt from withholding under the effectively connected income exemption, the holder must comply with certification and disclosure requirements. In some circumstances, a foreign corporation that receives effectively connected dividends may be subject to an additional branch profits tax at a 30% rate or a lesser applicable treaty rate.

   Until January 1, 2001, dividends paid to an address outside the United States are presumed to be paid to a resident of that country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current regulations, for purposes of determining the applicability of a reduced rate of withholding under the terms of a tax treaty. If you wish to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends paid after December 31, 2000, final regulations effective after that date will require you to satisfy applicable certification and other requirements.

   If you are eligible for a reduced treaty rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

   If you are a non-United States holder, you will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

  . the gain is effectively connected with a trade or business of yours in the United States or, where a tax treaty provides, the gain is attributable to a United States permanent establishment of yours;

  . you are an individual and hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met;

  . you are subject to tax pursuant to the provisions of the United States federal income tax laws applicable to certain United States expatriates; or

  . we are or have been a United States real property holding corporation for United States federal income tax purposes.

   We believe that we are not, and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes. If we were to become a United States real property holding corporation, so long as our common stock continues to be regularly traded on an established securities market, you would be subject to federal income tax on any gain from the sale or other disposition of the stock only if you actually or constructively owned, during the five-year period preceding the disposition, more than 5% of our common stock.

   Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Backup Withholding and Information Reporting

   We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to these dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

   Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to you at an address outside the United States, unless the payer has knowledge that you are a United States person. However, under the final regulations effective for dividends paid on or after January 1, 2001, you will be subject to backup withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of our common stock within the United States or conducted through certain United States related financial intermediaries is subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-United States holder and the payer does not have actual knowledge that you are a United States person, or you otherwise establish an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

Estate Tax

   Common stock held by an individual non-United States holder at the time of death will be included in that holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may be subject to United States federal estate tax.

                                  UNDERWRITING

   Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, the underwriters of the offering named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., FAC/Equities, a division of First Albany Corporation, John
G. Kinnard & Company, Incorporated and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock set forth opposite its name below:

                                                                     Number of
         Underwriters                                                 Shares
         ------------                                                ---------
      Lehman Brothers Inc. .........................................
      Bear, Stearns & Co. Inc. .....................................
      FAC/Equities, a division of First Albany Corporation..........
      John G. Kinnard and Company, Incorporated.....................
      Fidelity Capital Markets, a division of National Financial
       Services Corporation.........................................
                                                                     ---------
        Total....................................................... 6,250,000
                                                                     =========

   The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make for these liabilities.

   Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering and will be facilitating electronic distribution of information through the Internet.

   The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed five percent of the total number of shares of common stock offered by them.

   Certain of the underwriters and their affiliates provide investment banking, financial advisory and other services to us and Deluxe for which they may receive customary fees and commissions. Specifically, Lehman Brothers Inc. has been engaged by Deluxe to act as exchange agent and provide advisory services in connection with the split-off. Lehman Brothers Inc. will receive customary fees in connection with the split-off transaction.

Commissions and Discounts

   The following table summarizes the underwriting discount we will pay and any other amounts that are deemed to be underwriting compensation by the NASD's rules of fair practice. The underwriting discount is equal to the public offer price per share less the amount paid to us per share. The underwriting discount is equal to % of the public offering price.

       Paid by Us                                      No Exercise Full Exercise
       ----------                                      ----------- -------------
       Per share......................................
       Total..........................................

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to dealers, who may include the underwriters, at the same price less a selling concession not
in excess of $    per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $ per share to brokers and dealers. After the offering, the offering price and other selling terms may change.

   The following table summarizes the costs and expenses, other than the underwriting discount, we will pay in connection with the offering. All amounts are estimates except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq Filing Fee.

      SEC Registration Fee.......................................... $   30,360
      NASD Filing Fee...............................................     12,000
      Nasdaq Filing Fee.............................................     90,000
      Blue Sky fees and expenses....................................     10,000
      Accountants' fees and expenses................................  2,000,000
      Legal fees and expenses.......................................  2,000,000
      Printing and engraving expenses...............................    230,000
      Transfer agent and registrar fees.............................     50,000
      Miscellaneous expenses........................................     77,640
                                                                     ----------
        Total....................................................... $4,500,000
                                                                     ==========

Over-Allotment Option

   We have granted to the underwriters an option to purchase up to an aggregate of 937,500 additional shares of common stock, exercisable to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares to the underwriters.

No Sales of Similar Securities

   We, Deluxe and our executive officers and directors have agreed not to directly or indirectly do any of the following, whether any transaction described in clause (1) or (2) below is to be settled by delivery of common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters, for a period of 180 days after the date of this prospectus:

  (1) offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition or purchase by any person at any time in the future of) any shares of common stock or securities convertible into or exchangeable for common stock or substantially similar securities, other than any of the following:

    .  the common stock sold under this prospectus;

    .  distribution of common stock pursuant to the split-off;

    . shares of common stock we issue under employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or under currently outstanding options, warrants or rights; and

    . shares of common stock issued pursuant to an agreement by us to purchase, acquire or effect the merger of another entity into us if in connection with the transaction each initial transferee agrees to be subject to the 180-day lock-up.

  (2) sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock or substantially similar securities, other than the grant of options under option plans existing on the date of this prospectus.

Determination of Offering Price

   Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, primary considerations of the representatives will be, among other things and in addition to prevailing market conditions, our performance and capital structure, estimates of our business potential and earnings prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Nasdaq National Market Listing

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "EFDS."

Price Stabilization, Short Positions and Penalty Bids

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

   The underwriters may create a short position in the common stock in connection with this offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

   The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

   In general, purchases of a security for the purpose of stabilization or to reduce syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this offering.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Reserved Shares

   At our request, the underwriters have reserved up to 300,000 shares of the common stock offered by this prospectus for sale to our directors and officers and other persons with whom we have established business relationships at the initial public offering price set forth on the cover page of this prospectus. All of these purchases will be subject to lock-up agreements. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Mr. Blanchard has indicated that he intends to purchase up to 100,000 shares from the underwriters pursuant to this reserved share arrangement or otherwise.

Canadian Offers

   Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

                                 LEGAL MATTERS

   The validity of the issuance of shares of common stock offered by us in this offering will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters related to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and are included in reliance upon the report of such firm, given upon their authority, as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete. In each instance, please refer to the copy of such contract or other document filed as an exhibit to the registration statement. Each statement about the contract or other document contained in the prospectus is qualified in all respects to the actual document filed with the registration statement.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Our fiscal year ends on December 31. We intend to furnish our stockholders with annual reports containing audited financial statements and other appropriate reports.

   You may read and copy the registration statement on Form S-1 and any other document we file with the Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549, as well as at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

   Deluxe Corporation is subject to the information requirements of the Securities Exchange Act of 1934. You may obtain copies of the documents that Deluxe files electronically with the Commission at its web site located at http://www.sec.gov. The documents filed by Deluxe are not deemed to be incorporated into this prospectus or deemed to be a part of this prospectus or the registration statement of which it forms a part.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................. F-2
  Consolidated Balance Sheets at December 31, 1998 and 1999 and March 31,
   2000 (Unaudited)........................................................ F-3
  Consolidated Statements of Operations for the Years Ended December 31,
   1997, 1998 and 1999 and the Quarters Ended March 31, 1999 and 2000
   (Unaudited)............................................................. F-4
  Consolidated Statements of Comprehensive Income (Loss) for the Years
   Ended December 31, 1997, 1998 and 1999 and the Quarters Ended March 31,
   1999 and 2000 (Unaudited)............................................... F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1997, 1998 and 1999 and the Quarters Ended March 31, 1999 and 2000
   (Unaudited)............................................................. F-6
  Notes to Consolidated Financial Statements............................... F-7

                          INDEPENDENT AUDITORS' REPORT

eFunds Corporation

We have audited the accompanying consolidated balance sheets of eFunds Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsiblity is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of eFunds Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
April 3, 2000 (May 12, 2000 as to the effects of the stock split described in Note 2 and as to Note 15)
                               eFUNDS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                    December 31,      Unaudited
                                                  ------------------  March 31,
                                                    1998      1999      2000
                                                  --------  --------  ---------
                                                    (dollars in thousands)
Current Assets
  Cash and cash equivalents.....................  $ 16,055  $ 35,849  $ 26,876
  Restricted custodial cash.....................       545     3,429     4,247
  Accounts receivable--net......................    49,620    52,834    61,931
  Deferred income taxes.........................    20,755    10,552    10,552
  Income taxes receivable.......................     2,799     7,109       --
  Prepaid expenses and other current assets.....     3,428     3,061     4,756
                                                  --------  --------  --------
   Total current assets.........................    93,202   112,834   108,362
Long-term Investments...........................     1,370     3,347    23,982
Deferred Income Taxes...........................       --      1,549     1,539
Restricted Cash.................................     3,921    28,939    24,470
Property and Equipment
  Land and land improvements....................     5,001     4,993     6,843
  Buildings and building improvements...........    32,351    33,683    44,262
  Computer and other equipment..................    76,522    80,211    84,141
                                                  --------  --------  --------
   Total........................................   113,874   118,887   135,246
  Less accumulated depreciation.................   (55,414)  (58,414)  (64,786)
                                                  --------  --------  --------
   Property and equipment--net..................    58,460    60,473    70,460
Intangibles
  Cost in excess of net assets acquired--net....     9,258    46,905    45,933
  Internal use software--net....................     5,550    20,746    25,425
  Other intangible assets--net..................    14,574    15,136    15,579
                                                  --------  --------  --------
   Total intangibles............................    29,382    82,787    86,937
                                                  --------  --------  --------
   Total non-current assets.....................    93,133   177,095   207,388
                                                  --------  --------  --------
     Total assets...............................  $186,335  $289,929  $315,750
                                                  ========  ========  ========
Current Liabilities
  Accounts payable..............................  $ 10,728  $ 19,791  $ 22,916
  Accrued liabilities:
   Accrued compensation and employee benefits...    10,480    18,172    12,030
   Accrued contract losses......................    14,697    20,599    19,542
   Reserve for legal proceedings................    35,754     1,554     1,465
   Other........................................    18,184    22,116    29,782
  Borrowings on line of credit..................       --      3,100     4,528
  Long-term debt due within one year............     1,490     1,895     2,047
                                                  --------  --------  --------
   Total current liabilities....................    91,333    87,227    92,310
Long-term Debt..................................     4,029     3,597     3,284
Deferred Income Taxes ..........................     1,170       --         50
Commitments and Contingencies (Notes 11 and 14)
Stockholder's Equity
  Common shares $.01 par value (authorized:
   250,000,000 shares;
   issued and outstanding: 40,000,000 shares)...       400       400       400
  Additional paid-in capital....................    14,564   292,198   327,290
  Retained earnings (accumulated deficit).......    74,967   (92,946) (106,655)
  Accumulated other comprehensive loss..........      (128)     (547)     (929)
                                                  --------  --------  --------
   Stockholder's equity.........................    89,803   199,105   220,106
                                                  --------  --------  --------
     Total liabilities and stockholder's
      equity....................................  $186,335  $289,929  $315,750
                                                  ========  ========  ========

                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Unaudited
                                                               Quarter Ended
                                 Year Ended December 31,         March 31,
                                ----------------------------  -----------------
                                  1997      1998      1999     1999      2000
                                --------  --------  --------  -------  --------
                                 (dollars and shares in thousands, except
                                            per share amounts)
Net Sales.....................  $229,065  $267,520  $302,340  $67,856  $100,255
                                --------  --------  --------  -------  --------
  Cost of sales, excluding
   loss contract and asset
   impairment charges.........   143,966   171,359   185,590   43,060    58,757
  Loss contract and asset
   impairment charges.........     2,470    40,949     8,700       60       --
                                --------  --------  --------  -------  --------
    Total cost of sales.......   146,436   212,308   194,290   43,120    58,757
                                --------  --------  --------  -------  --------
Gross Margin..................    82,629    55,212   108,050   24,736    41,498
                                --------  --------  --------  -------  --------
  Selling, general and
   administrative.............    70,542    81,198   105,382   17,887    38,178
  Research and development....     1,398       625     3,756      536       579
  Asset impairment charges....     9,361       --        --       --        --
                                --------  --------  --------  -------  --------
    Total operating expenses..    81,301    81,823   109,138   18,423    38,757
                                --------  --------  --------  -------  --------
  Income (loss) from
   operations.................     1,328   (26,611)   (1,088)   6,313     2,741
Other Income (Expense)
  Legal proceedings...........   (40,050)    4,157     2,094    2,094       --
  Other income (expense)......      (918)   (3,495)   (4,609)    (866)       13
  Interest income (expense)...      (825)    2,789       963      803      (801)
                                --------  --------  --------  -------  --------
Income (Loss) Before Income
 Taxes........................   (40,465)  (23,160)   (2,640)   8,344     1,953
Benefit (Provision) for Income
 Taxes........................     6,397     8,569    (5,586)  (4,530)     (737)
                                --------  --------  --------  -------  --------
Net Income (Loss).............  $(34,068) $(14,591) $ (8,226) $ 3,814  $  1,216
                                ========  ========  ========  =======  ========
Net Income (Loss) per Share--
 Basic and Diluted............  $  (0.85) $  (0.36) $  (0.21) $  0.10  $   0.03
                                ========  ========  ========  =======  ========
Weighted Average Common Shares
 Outstanding--Basic and
 Diluted......................    40,000    40,000    40,000   40,000    40,000
                                ========  ========  ========  =======  ========


                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                   Unaudited
                                                                 Quarter Ended
                                     Year Ended December 31,       March 31,
                                    ---------------------------  --------------
                                      1997      1998     1999     1999    2000
                                    --------  --------  -------  ------  ------
                                            (dollars in thousands)
Net Income (Loss) ................  $(34,068) $(14,591) $(8,226) $3,814  $1,216
Other Comprehensive (Loss) Income,
 Net of Tax--
  Foreign currency translation
   adjustments....................      (972)       44     (419)   (164)   (382)
                                    --------  --------  -------  ------  ------
Comprehensive Income (Loss) ......  $(35,040) $(14,547) $(8,645) $3,650  $  834
                                    ========  ========  =======  ======  ======
Related Tax Benefit (Expense) of
 Other Comprehensive Income
 (Loss)--
  Foreign currency translation
   adjustments....................  $    182  $    (26) $  (795) $  312  $ (144)
                                    ========  ========  =======  ======  ======



                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Unaudited
                                                                Quarter Ended
                                  Year Ended December 31,         March 31,
                                 ----------------------------  ----------------
                                   1997      1998      1999     1999     2000
                                 --------  --------  --------  -------  -------
                                           (dollars in thousands)
Cash Flows from Operating
 Activities
  Net income (loss)............  $(34,068) $(14,591) $ (8,226) $ 3,814  $ 1,216
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities:
   Depreciation................     9,914    12,015    12,519    2,998    2,900
   Amortization of
    intangibles................    12,834     9,504     9,982    2,000    3,639
   Asset impairment charges....    11,831    26,252       492       60      --
   Equity in pre-acquisition
    earnings of the
    professional services
    segment....................       665     1,759     1,114      852      --
   Loss on sales of capital
    assets.....................       449     2,635     4,973      391       69
   Deferred income taxes.......   (13,521)   (6,529)    8,927       16        9
   Changes in assets and
    liabilities, net of effects
    from acquisitions:
     Restricted cash...........       --     (4,466)  (27,902)    (480)   3,651
     Accounts receivable.......    (5,256)   (6,629)      393   (6,294)  (8,649)
     Accounts payable..........     1,996    (6,571)    7,963    1,805    4,507
     Income taxes
      receivable/payable.......      (119)  (10,218)   (4,310)   3,715    8,450
     Reserve for legal
      proceedings..............    41,982    (6,228)  (34,200) (34,134)     (89)
     Accrued contract losses...       --     14,697     5,902   (1,299)  (1,058)
     Other assets and
      liabilities..............      (769)   (3,809)   10,223   (3,351)  (1,019)
                                 --------  --------  --------  -------  -------
     Net cash provided by (used
      in) operating
      activities...............    25,938     7,821   (12,150) (29,907)  13,626
                                 --------  --------  --------  -------  -------
Cash Flows from Investing
 Activities
  Capital expenditures.........   (17,985)  (30,468)  (38,225)  (7,614)  (8,797)
  Payments for acquisitions and
   investments, net of cash
   acquired....................       --        --    (35,667) (13,038) (20,000)
  Proceeds from sales of
   capital assets..............       131        70     1,229      --       --
  Other........................      (665)   (1,139)     (546)     (40)     (49)
                                 --------  --------  --------  -------  -------
     Net cash used in investing
      activities...............   (18,519)  (31,537)  (73,209) (20,692) (28,846)
                                 --------  --------  --------  -------  -------
Cash Flows from Financing
 Activities
  Net borrowings on lines of
   credit......................       --        --      3,054      --       739
  Proceeds from issuance of
   long-term debt..............       290        61        11      --         7
  Payments on long-term debt...    (2,293)   (2,125)   (6,665)  (2,796)    (477)
  (Distributions to)
   contributions by Deluxe,
   net.........................   (8,799)    17,992   268,440   55,417   23,905
  Dividends paid to Deluxe.....       --        --   (159,687)     --   (13,800)
                                 --------  --------  --------  -------  -------
     Net cash (used in)
      provided by financing
      activities...............   (10,802)   15,928   105,153   52,621   10,374
                                 --------  --------  --------  -------  -------
Net Cash Used by the
 Professional Services Segment
 During December, 1999 (see
 Note 1).......................       --        --        --       --    (4,127)
                                 --------  --------  --------  -------  -------
Net (Decrease) Increase in Cash
 and Cash Equivalents..........    (3,383)   (7,788)   19,794    2,022   (8,973)
Cash and Cash Equivalents at
 Beginning of Period...........    27,226    23,843    16,055   16,055   35,849
                                 --------  --------  --------  -------  -------
Cash and Cash Equivalents at
 End of Period.................  $ 23,843  $ 16,055  $ 35,849  $18,077  $26,876
                                 ========  ========  ========  =======  =======
Supplementary cash flow
 disclosure:
  Interest paid................  $    949  $    673  $  1,091  $   119  $   430
                                 ========  ========  ========  =======  =======

                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 (INFORMATION AS
                               OF MARCH 31, 2000
        AND FOR THE QUARTERS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

Note 1: Split-off and basis of presentation

   In January 2000, Deluxe Corporation (Deluxe) announced that its board of directors approved a plan (the Plan) to combine its electronic payments, professional services and government services businesses into a separate, independent publicly traded company to be called eFunds Corporation (the Company). The Company was incorporated in Delaware in December 1984 and changed its name from Deluxe Electronic Payment Systems, Inc. to eFunds Corporation in September 1999. The Company's business is conducted through three segments: electronic payments, professional services and government services. Electronic payments provides a comprehensive suite of transaction processing services and decision support and risk management products for debit transactions to the financial services and retail industries. Professional services provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. Government services provides online electronic benefits transfer
(EBT) services under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services.

   Deluxe has announced that it plans to issue shares of the Company's common stock to the public through an initial public offering (IPO). After the IPO, Deluxe will own at least 80.1% of the Company's outstanding shares. Deluxe plans to distribute all of its shares of the Company's common stock to its shareholders who tender shares of Deluxe's common stock in an exchange offer (the Split-off). Deluxe has requested a private letter ruling from the Internal Revenue Service that the Split-off would be a tax-free transaction to Deluxe and its shareholders. The Split-off is contingent upon Deluxe receiving a favorable tax ruling from the IRS. In accordance with Emerging Issues Task Force No. 96-4, Accounting for Reorganizations Involving a Non-Pro Rata Split-Off of Certain Nonmonetary Assets to Owners, and Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions, Deluxe will account for the Split-off as a non-pro rata split-off of a segment of the business in a corporate plan of reorganization and will account for the transaction at fair value.

   As part of the Split-off, the Company and Deluxe have entered into various agreements that address matters, such as information technology consulting and business processing management services, indemnification, data sharing, real estate, tax-sharing and transitional services. The Company does not believe that the effect of these agreements, if applied to the Company's historical financial statements, would result in a material difference to the financial statements presented herein.

   Certain of these agreements between the Company and Deluxe relate to services that each party also provides to external customers, i.e. revenue-generating services. These agreements are intended to be on-going once the Company is split-off from Deluxe. The Company will provide information technology consulting, data entry and financial services to Deluxe as it would to any other external customers. Conversely, Deluxe will provide the Company certain development and support services as it would to any external customer.

   Deluxe has agreed to indemnify the Company for future losses arising from litigation as well as future losses on identified loss contracts. The Company plans to record any amounts received from Deluxe under the indemnification agreement prior to the Split-off as a capital contribution. The Company plans to record any amounts earned from Deluxe under the indemnification agreement after the Split-off, when the Company is no longer owned or controlled by Deluxe, as a reduction of expense when the additional contract losses, if any, are recognized. Under the indemnification agreement, the Company is required to calculate increases or decreases to the loss contract reserve in a manner consistent with Deluxe's loss accrual practices as of the date of the agreement. Deluxe will also indemnify the Company against any liabilities, losses or expenses arising from the litigation or claims asserted against the Company in connection with the operation of the government services business prior to the completion of the IPO. Deluxe's total indemnification obligations to the Company are limited to $14.6 million. Due to the uncertainty associated with the transactions underlying the indemnification agreement, the Company cannot state the impact to the Company's financial condition or results of operations.

   Deluxe will assist the Company with certain treasury, accounting, legal and sales services through the Split-off date. Deluxe will also assist the Company in the administration of benefit and compensation plans, and rent certain facilities to the Company through September 30, 2001. The purpose of these transitional service agreements is to allow the party receiving the services to locate another source for such service. As such, the party receiving the transitional service may discontinue the service at any time prior to the termination date contained within the agreement, or may extend the service period for an additional 60 days if necessary. In addition, the Company will lease portions of a facility to Deluxe for various periods through December 2003.

   Deluxe contributed the ownership of various subsidiaries and certain assets and liabilities of business operations (the Transferred Businesses) to the Company on March 31, 2000. As the Company and the Transferred Businesses are under common control, the consolidated financial statements of the Company include all of the assets, liabilities, revenues and expenses of the businesses conducted through the electronic payments, professional services and government services segments.

   All transactions between the entities included in the consolidated financial statements have been eliminated. Because the Transferred Businesses are under common control, the accompanying consolidated financial statements have been retroactively restated to reflect the historical consolidated financial position as of December 31, 1999 and 1998 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1999 as if the contribution of the Transferred Business described above had occurred and been operating as a stand-alone business throughout the periods presented, on an "as-if-pooled" basis.

   Included in the consolidated financial statements are allocated portions of Deluxe's corporate assets, liabilities and expenses relating to the Transferred Businesses. Deluxe and the Company believe the allocation method and the allocations are reasonable; however, the Company has no history as an independent operating company. The historical financial information the Company has included in the consolidated financial statements may not be reflective of what the results of operations, financial condition and cash flows would have been had the Company had been a separate, stand-alone entity during the periods presented. Following the IPO, the Company will be required to have its own financial, administrative and other resources to operate as an independent public company and to replace other services provided by Deluxe. As a result, the historical financial information may not necessarily be indicative of what the results of operations, financial condition and cash flows will be in the future. The Company has not made adjustments to reflect changes that may occur to its cost structure, funding and operations as a result of the separation from Deluxe.

   Prior to 2000, the allocations of common expenses, which were calculated based on a percentage of Company revenue to total Deluxe revenue, headcount, square footage and transaction processing costs, included costs for various support functions such as human resources, information services and finance. These common costs to the Company and Deluxe were allocated since specific identification of the actual costs incurred was not practicable. In addition, historically, the Deluxe corporate entity has purchased certain assets or paid certain liabilities that were attributable to the Company. These items were specifically identified from within the Deluxe consolidated financial statements and have been recorded in the Company's consolidated financial statements.

Note 2: Significant accounting policies

   Consolidation--The consolidated financial statements include the accounts of the Company and the Transferred Businesses. All significant intercompany accounts, transactions and profits have been eliminated. For purposes of consolidating the professional services segment, which is primarily based in India, the Company has used financial statements with a November 30 fiscal period end.

   Effective January 1, 2000, the professional services segment, which had previously reported their results of operations and financial position on a one-month lag, changed their reporting dates to coincide with the rest of the Company's subsidiaries. This change, which was made in conjunction with the implementation of the

Company's central accounting and financial reporting system, will reflect the financial results of that segment on a timely basis and improve operating and planning efficiencies. The results of operations for the professional services segment for the month of December 1999 were excluded from the Company's consolidated statements of operations and were reflected as an adjustment to accumulated deficit during the first quarter of 2000. This segment generated a net loss of $1.1 million in the month of December 1999.

   Cash and cash equivalents--The Company considers all cash on hand, money market funds, outstanding transfers of cash for authorized settlement of automated teller machines (ATMs) with financial institutions and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

   Restricted cash--The Company has entered into agreements with a third party to supply cash for ATMs maintained by the third party in various locations throughout the United States. The agreements provide that the Company retains control over and ownership of this cash. Subject to the approval of the Company, the other party to the agreements determines the level of cash required to be maintained within the ATMs up to an authorized level. The Company currently has an aggregated outstanding authorized cash level of $35 million. The agreements are effective through August 31, 2004. The cash in the ATMs is not available for general operating use and is reflected in the Company's consolidated balance sheets as a non-current asset.

   In connection with the Company's electronic payment transactions, the Company also has cash belonging to customers that temporarily resides in custodial accounts maintained by the Company. The Company records these amounts as current restricted custodial cash with a corresponding liability within other accrued liabilities in the consolidated balance sheets.

   Accounts receivable--Accounts receivable are stated net of allowances for uncollectible accounts of $2.1 million, $4.5 million and $4.0 million at December 31, 1998 and 1999 and March 31, 2000, respectively. The Company records allowances for uncollectible accounts when it is probable that the full amount of its accounts receivable balance will not be collected and when this uncollectible amount can be reasonably estimated. When estimating the allowances for uncollectible accounts, the Company takes into consideration such factors as its day-to-day knowledge of specific customers, the industry and size of its customers, the overall composition of its accounts receivable aging, prior history of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. Increases in the allowances for uncollectible accounts are recorded as bad debt expense and are reflected in selling, general and administrative expense in the Company's consolidated statements of operations. Bad debt expense was $1.5 million in 1997, $1.1 million in 1998, $2.9 million in 1999 and $(0.1) million and $0.7 million for the quarters ended March 31, 1999 and 2000, respectively. When a specific account receivable is determined to be uncollectible, the Company reduces both its accounts receivable and allowances for uncollectible accounts accordingly. As of December 31, 1998 and 1999, no one customer accounted for 10% or more of total receivables.

   Long-term investments--At December 31, 1997, 1998, and 1999, long-term investments consisted principally of cash surrender values of insurance contracts. The carrying values approximate their fair values. See Note 15.

   Property and equipment--Property and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and computer and other equipment with lives of three to eight years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

   Intangibles--Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of 10 to 30 years for cost in excess of net assets acquired (goodwill) and one to five years for internal use software and other intangibles. Other intangibles consist primarily of licensed software and software held for sale. The Company continually re-evaluates the original assumptions and rationale utilized in the establishment of the estimated lives of its identifiable intangible assets and goodwill. The carrying values of its intangible assets are evaluated for impairment in accordance with the Company's policy on impairment of long-lived assets and intangibles. Total intangibles were as follows (dollars in thousands):

                                                    December 31,    Unaudited
                                                  ----------------- March 31,
                                                    1998     1999     2000
                                                  -------- -------- ---------
      Cost in excess of net assets acquired (see
       Note 4)................................... $ 21,431 $ 61,577  $61,657
      Internal use software......................   11,729   34,164   41,109
      Other intangible assets....................   68,711   69,784   70,675
                                                  -------- -------- --------
        Total....................................  101,871  165,525  173,441
      Less accumulated amortization..............   72,489   82,738   86,504
                                                  -------- -------- --------
      Intangibles--net........................... $ 29,382 $ 82,787 $ 86,937
                                                  ======== ======== ========

   Impairment of long-lived assets and intangibles--The Company periodically evaluates the recoverability of property, plant, equipment and identifiable intangibles not held for sale by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. When the asset being evaluated was acquired in a purchase business combination in which goodwill was recorded, a pro rata portion of the goodwill value is included in the carrying amount of the asset. This pro rata portion of goodwill is based on the relative fair values at the date of acquisition of the long-lived assets and identifiable intangibles acquired. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset and the pro rata portion of the goodwill would be eliminated before recording any reduction of the original carrying amount of the long-lived assets and identifiable intangibles. In evaluating whether there is any impairment of long-lived asset associated with a long-term service contract, the amount of any loss contract accrual is excluded from the undiscounted future cash flows associated with the long-lived asset when determining whether the asset is impaired.

   The Company periodically evaluates the recoverability of property, plant, equipment and identifiable intangibles held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets which were acquired in a purchase business combination were held for disposal, all of the unamortized goodwill associated with those assets would be included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the original carrying value of the asset(s).

   The Company evaluates the carrying value of goodwill at an enterprise level when events or changes in circumstances at the businesses to which the goodwill relates indicate that recoverability of the carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of enterprise goodwill, the Company measures the carrying amount of the goodwill against the estimated undiscounted future cash flows of the businesses to which the goodwill relates. In determining the future cash flows, the Company looks to historical results, current forecasts and internal earnings targets. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds the fair value of these businesses.

   Income taxes--In most cases, the Company's domestic businesses are included in the Deluxe consolidated tax return. Tax payments are made to Deluxe and tax benefits are reimbursed by Deluxe to the extent they are used. The consolidated financial statements include income tax provisions and liabilities calculated as if separate tax returns were prepared for the periods covered. Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

   Translation adjustment--The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income in the stockholder's equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

   Revenue recognition--Revenues are recorded net of any applicable discounts. Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing the Company's customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert the Company's customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

   Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

   Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of this arrangement exists. License fees are charged based on modules purchased by the customer. In some situations, the Company's customers do not take possession of the software. Instead, it remains installed on the Company's hardware and customers access it as needed. Revenue in these situations is recognized on a fee-for-service basis.

   Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services such as customization of standard software modules, are charged on a time and materials basis and recognized as hours are completed.

   Revenues from professional services for information technology consulting and business process management services are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

   Long-term service contracts--Long-term service contracts are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at or on which its services are supplied during the term of the contract. The Company's long-term service contracts are for transaction processing in the government services segment and business process management services in the professional services segment. Total revenues for some long-term service contracts may vary based on the demand for services. Revenues on long-term service contracts are recognized under the applicable revenue recognition policy above. Expenses are recognized when incurred, with the exception of installation costs. In existing long-term service contracts, installation costs are not recovered at the time of installation. Rather they are factored into billing rates over the term of the contract. Accordingly, installation costs for long-term service contracts are initially capitalized and then amortized over the life of the contract. Any equipment and software purchased to support a long-term service contract is capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever is shorter.

   In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract are included in the calculation. The appropriateness of allocations of indirect costs depends on the circumstances and involves the judgment of management, but such costs may include the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis is also dependent upon the circumstances and the judgment of management, but the allocation method must be systematic and rational. General and administrative costs and selling costs are not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, are made in the period in which the loss first becomes probable and reasonably estimable. Projected losses are based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts are compared to the loss projections periodically, with any changes in the estimated total contract loss recognized as they become probable and reasonably estimable.

   Certain direct costs associated with the EBT contracts discussed in Note 5 are common to a number of contracts and are attributed to each contract based on its use of the services associated with these common direct costs. Revenues, case counts or other applicable statistics are used to attribute these costs to individual contracts.

   In the event an asset impairment loss is recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs is revised to reduce the depreciation and amortization associated with the impaired assets.

   Research and development expense--Research and development costs, which are expensed as incurred, relate to investigating new or improved processes and techniques and developing such research findings into a potential new product or service.

   Advertising expense--Advertising and promotional costs are expensed as incurred. The Company incurred advertising and promotional expense of $0.3 million, $0.4 million, and $0.7 million in 1997, 1998 and 1999, respectively, and $0.1 million and $3.9 million for the quarters ended March 31, 1999 and 2000, respectively.

   Capitalization of internal-use software--The Company capitalizes costs of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

   Capitalization of software developed for resale--The Company capitalizes costs of software developed for licensing and resale once technological feasibility has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred and are included in research and development expense in the Company's consolidated financial statements. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general release to customers. Such costs are amortized on a product-by-product basis, but no longer than five years. The carrying value of software developed for resale is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

   In some situations the Company's customers do not take possession of the software. Instead, it remains installed on the Company's hardware and customers access it as needed. The software utilized under these arrangements is also sold to customers. Thus, the development costs of these software products are accounted for under the Company's policy on capitalization of software developed for resale.

   Web site development costs--The Company capitalizes costs associated with the development of web sites in accordance with its policy on capitalization of internal-use software. Costs incurred in populating the site with information on the Company or on products available to customers are expensed as incurred.

   Employee stock-based compensation--The Company participates in Deluxe's stock incentive program. In connection with the IPO and the Split-off, the Company intends to adopt new stock incentive programs. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No compensation cost has been recognized for fixed stock options issued under the Deluxe stock incentive or DeluxeSHARES programs. The Company discloses pro forma net loss and net loss per share as if the fair value method of SFAS No. 123 had been used (see Note
9).

   Income (loss) per share and stockholder's equity--The following table reflects the calculation of basic and diluted income (loss) per share (dollars and shares outstanding in thousands, except per share amounts).

                                                                  Unaudited
                                                                Quarter Ended
                                   Year Ended December 31,        March 31,
                                  ---------------------------  ---------------
                                    1997      1998     1999     1999    2000
                                  --------  --------  -------  ------- -------
Net income (loss)................ $(34,068) $(14,591) $(8,226) $ 3,814 $ 1,216
Weighted average shares
 outstanding.....................   40,000    40,000   40,000   40,000  40,000
                                  --------  --------  -------  ------- -------
Net income (loss) per share--
 basic and diluted............... $  (0.85) $  (0.36) $ (0.21) $  0.10 $  0.03
                                  ========  ========  =======  ======= =======

   On January 27, 2000, the Company increased the number of authorized shares from 2,500 to 250 million. On May 12, 2000, the Company declared a 16,000 to one stock split, increasing the shares issued and outstanding from 2,500 to 40 million. The income (loss) per share is presented as if the 40 million shares had been outstanding for all periods presented.

   Comprehensive income--Comprehensive income includes charges and credits to equity that are not the result of transactions with stockholders. The Company's total comprehensive income consists of net income or loss and foreign currency translation adjustments. The foreign currency translation adjustments are reflected as accumulated other comprehensive loss on the Company's consolidated balance sheets and in the Company's stockholder's equity statement presented in
Note 12.

   Unaudited interim financial information--The consolidated balance sheet as of March 31, 2000 and the consolidated statements of operations and the consolidated statements of cash flows for the quarters ended March 31, 1999 and 2000 are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such consolidated financial statements are included. Other than the adjustments related to restructuring charges (see Note 7), the adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

   Use of estimates--The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

   New accounting pronouncements--In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting the Costs of Start-up Activities, which provides guidance on the appropriate accounting for start-up activities beginning in 1999. Application of the SOP did not have a material impact on the Company's reported operating results or financial position.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2001. The Company does not anticipate that the effect of this pronouncement will have a material impact on reported operating results.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Applications of this SAB did not have a material impact on the Company's reported operating results or financial position.

Note 3: Transactions with Deluxe

   Purchase and sale transactions between the Company and Deluxe are executed at either current market pricing or agreed-upon transfer prices. Purchases from Deluxe were $1.0 million, $0.2 million, $2.9 million, zero and $3.4 million for the years ended December 31, 1997, 1998 and 1999 and the quarters ended March 31, 1999 and 2000, respectively. Sales to Deluxe were $2.4 million, $1.6 million, $8.8 million, $58,000 and $15.6 million for the years ended December 31, 1997, 1998 and 1999 and the quarters ended March 31, 1999 and 2000, respectively. Under Deluxe's centralized cash management system, advances from Deluxe and excess cash sent to Deluxe are reflected as contributions by and distributions to Deluxe and are included in stockholder's equity in the consolidated balance sheets.

   Deluxe allocated to the Company $15.5 million, $25.3 million, $25.6 million, $2.8 million and $1.9 million for the years ended December 31, 1997, 1998 and 1999 and the quarters ended March 31, 1999 and 2000, respectively, for the costs of corporate services provided. Prior to 2000, these allocations, which were calculated based on a percentage of Company revenue to total Deluxe revenue, headcount and transaction processing costs, included expenses for various support functions such as human resources, information services and finance. These common costs to the Company and Deluxe were allocated since specific identification of the actual costs incurred was not practicable. The Company and Deluxe believe that this allocation method was reasonable. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations. During 2000, the majority of the costs for these support functions are incurred directly by the Company. The remaining corporate services provided by Deluxe were allocated to the Company based on estimates of the costs which would be incurred by the Company if it were a stand-alone, independent company. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations.

   Deluxe also charges the Company for interest expense or credits the Company for interest income based on the cash the Company has borrowed from or provided to Deluxe. The Company was charged or credited net interest (expense) income from Deluxe of $(0.7) million, $3.0 million, $2.8 million, $0.8 million and $(0.5) million for the years ended December 31, 1997, 1998 and 1999 and the quarters ended March 31, 1999 and 2000, respectively. The interest rates used to calculate these amounts were 7.5%, 5.4%, 5.1%, 5.0% and 5.8% for the years ended December 31, 1997, 1998, and 1999 and the quarters ended March 31, 1999 and 2000, respectively. These amounts are included in interest (expense) income in the consolidated statements of operations. The interest rate for net receivables from Deluxe is based on the average 30-day commercial paper composite rate. The interest rate for net payables is based on the average 30-day commercial paper composite rate plus 2%. At December 31, 1999 and March 31, 2000, Deluxe forgave the net outstanding debt that the Company owed Deluxe. The Company recorded this as a capital contribution. After March 31, 2000, the Company and Deluxe will repay any net amounts owed to each other.

Note 4: Business combinations

   On February 19, 1999, Deluxe acquired all of the outstanding shares of eFunds Corporation of Tustin California, an electronic check conversion company, for $13 million in cash. The company provides electronic check conversion and electronic funds transfer solutions for financial services companies and retailers. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. This business is included in the electronic payments segment in Note 13. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million is reflected as goodwill and is being amortized over 10 years.

   On April 13, 1999, Deluxe acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. (HCL) for $23.4 million in cash. The joint venture, which Deluxe entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the entire results of this business from the date the Company acquired 100% ownership. Prior to this, the Company recorded its 50% ownership of the joint venture's results under the equity method of accounting. As such, its results of operations prior to the acquisition are included in other expense in the consolidated statements of operations. This business comprises the professional services segment in Note
13. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million is reflected as goodwill and is being amortized over 15 years.

Note 5: Contract losses

   During 1998, the Company recorded charges of $14.7 million to provide for expected future losses on existing long-term service contracts of the government services segment. These charges are reflected in cost of sales in the 1998 consolidated statement of operations. Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of this business are well below original expectations. Additionally, actual and expected future telecommunications, installation, help desk and other costs are significantly higher than originally anticipated. These factors resulted in expected future losses on the existing EBT contracts of this business.

   During 1999, charges of $8.2 million were recorded to provide for additional expected future losses on the contracts of the government services segment. These charges are reflected in cost of sales in the 1999 consolidated statement of operations. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from the Company to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to the changes in the estimates underlying the 1998 charges. These increases to the reserve for accrued contract losses were partially offset by the application of $2.3 million of contract losses against the reserve during 1999.

Note 6: Impairment losses

   During 1997, the Company determined that it would dispose of certain international operations of its electronic payments segment. Based on fair market value estimates, the Company determined that the long-lived assets of these operations were impaired and recorded a charge of $11.8 million to write down the carrying value of these operations to their estimated fair value less costs to sell. Of this total, $2.4 million related to capitalized software is recorded in cost of sales and $9.4 million for goodwill is recorded in operating expenses in the 1997 consolidated statement of operations. During 1998, there was a change in the management of the electronic payments segment. As a result, in January 1999, the Company determined that the international operations of this segment maintained a continuing strategic importance and were no longer considered held for sale. The assets that were written off in 1997 remain at zero book value.

   During 1998, the Company recorded impairment charges of $26.3 million to write down the carrying value of long-lived assets of the government services segment. The assets consisted of point-of-sale equipment, internal-use software and capitalized installation costs utilized in the EBT activities of this segment. The Company concluded that the operating losses incurred by this business would continue. This is primarily due to the fact that the variable costs associated with supporting benefit recipient activity are higher than originally anticipated and actual transaction volumes are below original expectations. In calculating the impairment charge, the Company determined that the assets utilized by this business have no fair market value. The point-of-sale equipment was purchased via capital leases. The lease buy-out prices for this equipment plus the deinstallation costs exceeded the amount equipment resellers were willing to pay for the equipment. The utility of the internal-use software was limited to its use in supporting the EBT business, and the installation costs could not be resold. Thus, the long-lived assets and intangibles of this business were reduced to a carrying value of zero. These impairment charges are reflected as cost of sales in the 1998 consolidated statement of operations.

   During 1999, due to the continued operating losses of the government services segment, additional impairment charges of $0.5 million were recorded. These charges represent the write-down of long-lived assets and intangibles purchased by this segment during 1999. These assets consisted primarily of software and installation costs associated with the continued roll-out of additional states. All assets purchased were reduced to a carrying value of zero, as they were in 1998. These impairment charges are reflected in cost of sales in the 1999 consolidated statement of operations.

Note 7: Restructuring charges

   During 1997, the Company recorded restructuring charges of $1.5 million for severance relating to management changes within the electronic payments segment. This reduction of four employees was completed in 1998. These charges are reflected in selling, general and administrative (SG&A) expense in the 1997 consolidated statement of operations.

   During 1998, the Company recorded restructuring charges of $3.2 million for severance associated with the Company's initiative to reduce its SG&A expense. The Company anticipated eliminating 76 positions in various support functions within sales, marketing, finance, human resources and information services through 2000. As of December 31, 1999, 33 of the positions have been eliminated. Also during 1998, the Company reversed $1.0 million of a 1996 restructuring charge. The 1996 charge related to planned reductions in various support functions at the international operations of the electronic payments segment. Due to higher than anticipated attrition, it was necessary to reduce this reserve. This accrual reversal and the new restructuring accruals are reflected in SG&A expense in the 1998 consolidated statement of operations.

   During 1999, the Company reversed $2.4 million of restructuring accruals relating to its 1998 initiative to reduce SG&A expense and the 1996 plan to reduce the workforce at the international operations of the electronic payments segment. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition, resulting in severance payments to 37 fewer employees than originally anticipated. Also, due to the Company's decision in 1999 to retain the international operations of its electronic payments segment

(see Note 6), planned reductions within that business were canceled. These accrual reversals are reflected in SG&A expense in the 1999 consolidated statement of operations.

   The Company's consolidated balance sheets reflect restructuring accruals for employee severance costs of $4.7 million, $1.2 million and $1.3 million as of December 31, 1998 and 1999 and March 31, 2000, respectively.

   During the first quarter of 1999, restructuring accruals of $2.0 million were reversed. These reversals related to the Company's decision in 1999 to retain the international operations of its electronic payments segment. These reversals are reflected in selling, general and administrative expenses in the consolidated statement of operations for the quarter ended March 31, 1999.

   During the first quarter of 2000, additional restructuring accruals of $0.2 million were recorded relating to the continuing reorganization of the Company. Additionally, accruals of $0.1 million were reversed.

   The following table summarizes the change in the Company's restructuring accruals for 1997, 1998 and 1999 and the quarter ended March 31, 2000 (dollars in thousands):

                                                                                     Unaudited
                                        Year Ended December 31,                    Quarter Ended
                          ------------------------------------------------------     March 31,
                                1997              1998               1999               2000
                          ----------------  -----------------  -----------------  ----------------
                          Number of         Number of          Number of          Number of
                          employees         employees          employees          employees
                          affected  Amount  affected  Amount   affected  Amount   affected  Amount
                          --------- ------  --------- -------  --------- -------  --------- ------
Balance--beginning of
 year...................     190    $3,500     174    $ 4,574     186    $ 4,672       6    $1,242
Severance paid..........     (20)     (442)    (19)    (2,053)    (18)    (1,031)     (3)      (91)
Adjustments to accrual..       4     1,516      31      2,151    (162)    (2,399)      1       110
                             ---    ------     ---    -------    ----    -------     ---    ------
Balance--end of year....     174    $4,574     186    $ 4,672       6    $ 1,242       4    $1,261
                             ===    ======     ===    =======    ====    =======     ===    ======

Note 8: Benefit (provision) for income taxes

   (Loss) income before income taxes consists of (dollars in thousands):

                                                    Years Ended December 31,
                                                    ---------------------------
                                                      1997      1998     1999
                                                    --------  --------  -------
      Domestic..................................... $(25,620) $(24,591) $(2,163)
      Foreign......................................  (14,845)    1,431     (477)
                                                    --------  --------  -------
        Total...................................... $(40,465) $(23,160) $(2,640)
                                                    ========  ========  =======

   The components of the benefit (provision) for income taxes are as follows (dollars in thousands):

                                                      1997     1998     1999
                                                     -------  ------  --------
      Current tax benefit (provision):
        Federal..................................... $(6,866) $1,324  $  5,527
        State.......................................  (1,345)  1,169      (271)
                                                     -------  ------  --------
          Total.....................................  (8,211)  2,493     5,256
      Deferred tax benefit (provision):
        Federal.....................................  14,574   6,157   (10,811)
        State.......................................      34     (81)      (31)
                                                     -------  ------  --------
          Total..................................... $ 6,397  $8,569  $ (5,586)
                                                     =======  ======  ========

   The Company's effective tax rate on pretax loss differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):

                                                      1997     1998    1999
                                                     -------  ------  -------
   Income tax at Federal statutory rate............. $14,163  $8,106  $   924
   State income taxes net of Federal income tax
    benefit.........................................    (852)    707     (196)
   Amortization and write-down of non-deductible
    intangibles.....................................  (3,132)   (231)  (1,074)
   Change in valuation allowance....................  (1,810)    636   (4,591)
   Other............................................  (1,972)   (649)    (649)
                                                     -------  ------  -------
   Benefit (provision) for income taxes............. $ 6,397  $8,569  $(5,586)
                                                     =======  ======  =======

   Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1998 and 1999, are as follows (dollars in thousands):

                                       1998                      1999
                             ------------------------- -------------------------
                             Deferred tax Deferred tax Deferred tax Deferred tax
                                assets    liabilities     assets    liabilities
                             ------------ ------------ ------------ ------------
   Net operating loss carry
    forwards...............    $ 8,123       $  --       $ 13,249       $--
   Reserve for legal
    proceedings............     12,669          --            646        --
   Accrued contract
    losses.................      5,664          --          8,085        --
   Restructuring accruals..      1,793          --            476        --
   Property and equipment..        --         1,941           954        --
   Intangibles.............      1,343          --            718        --
   Employee benefit plans..        840          --            879        --
   Miscellaneous reserves
    and accruals...........        854          --          1,327        --
   All other...............        175          595           131        239
                               -------       ------      --------       ----
   Subtotal................     31,461        2,536        26,465        239
   Valuation allowance.....     (9,340)         --        (14,125)       --
                               -------       ------      --------       ----
   Total deferred taxes....    $22,121       $2,536      $ 12,340       $239
                               =======       ======      ========       ====

   The valuation allowance at both dates relates to the uncertainty of realizing foreign and state deferred tax assets.

   At December 31, 1999, net operating loss carryforwards relating to both foreign and state jurisdictions totaled $92.1 million. Of these carryforwards, $83.0 million expire in various years between 2001 and 2014 and $9.1 million may be carried forward indefinitely.

Note 9: Employee benefit plans

   Stock purchase plan--The Company participates in Deluxe's employee stock purchase plan that enables eligible employees to purchase Deluxe's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $0.6 million, $0.7 million and $0.7 million in 1997, 1998 and 1999, respectively.

   Stock incentive plan--The Company participates in Deluxe's stock incentive plan. In connection with the IPO, the Company intends to adopt a new stock incentive program. Under these plans, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of the respective Company's common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant.

   The Company also participates in Deluxe's DeluxeSHARES program. In 1998, under this program, options were awarded to substantially all employees of the Company (excluding foreign employees), allowing them, subject to certain conditions, to purchase 100 shares of Deluxe common stock. The options become exercisable when the value of Deluxe's common stock reaches $49.50 per share or January 30, 2001, whichever occurs first.

   All options issued under the Deluxe stock incentive and DeluxeSHARES programs allow for the purchase of shares of Deluxe's common stock at prices equal to their market value at the date of grant. Options issued to Company employees under these Deluxe plans for the purchase of 698,000 and 1.1 million shares were outstanding at December 31, 1998 and 1999, respectively.

   Deluxe issued restricted shares and restricted stock units to Company employees as follows: 1,338 shares and units at a weighted-average fair value of $33.00 per share during 1997, 979 shares and units at a weighted-average fair value of $35.63 per share during 1998, and 6,264 shares and units at a weighted-average fair value of $26.19 per share during 1999. These awards generally vest over periods ranging from one to five years. No consideration is paid by the employees for these awards. As such, the Company recorded compensation expense of $23,000, $57,000 and $164,000 for restricted share and restricted stock unit awards for the years ended December 31, 1997, 1998 and 1999, respectively.

   In connection with the Split-off (see Note 1), Deluxe and the Company have decided that options outstanding as of the Split-off date will be converted to options of the Company and options of Deluxe based on a formula. The formula will be based on the market value of the Company's and Deluxe's common stock at the Split-off date and is designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in Emerging Issues Task Force No. 90-9, Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring. The Company does not expect a compensation charge to result from this conversion process.

   Pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued in 1997, 1998 and 1999, respectively: risk-free interest rate of 6.0%, 5.9% and 6.7%; dividend yield of 4.0%, 4.5% and 4.6%; and expected volatility of 23.0%, 21.8% and 24.0%. The weighted-average expected option life was 7.2 years, 5.9 years and 9.0 years for 1997, 1998 and 1999, respectively. The weighted-average fair value of options granted in 1997, 1998 and 1999 was $6.87, $6.13 and $8.28 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net loss and net loss per share were as follows (dollars in thousands, except per share amounts):

                                                    1997      1998      1999
                                                  --------  --------  --------
      Net loss:
        As reported.............................. $(34,068) $(14,591) $ (8,226)
        Pro forma................................ $(34,501) $(15,299) $(10,638)
      Basic and diluted net loss per share:
        As reported.............................. $  (0.85) $  (0.36) $  (0.21)
        Pro forma................................ $  (0.86) $  (0.38) $  (0.27)

   These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the pro forma effects on reported net income of future years. Also, these calculations relate to options issued under the Deluxe plan that will be converted into options of the Company as noted above. The Company intends to establish a new stock incentive plan, the provisions and assumptions of which may be different from the Deluxe Plan.

   Profit sharing, defined contribution and 401(k) plans--The Company participates in Deluxe's profit sharing plans, defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans cover substantially all full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to the lesser of $10,000 or 10% of their wages to the 401(k) plan. The Company will match the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions are remitted to the plans' respective trustees, and benefits provided are paid from accumulated funds of the trusts.

   Contributions to the defined contribution pension plan equaled 6% of eligible compensation in 1997 and 4% of eligible compensation in 1998 and 1999. Related expense allocated to the Company for these years was $2.1 million, $2.5 million and $3.2 million, respectively. Contributions to the profit sharing plans vary based on the Company's performance. Related expense allocated to the Company for these plans was $2.2 million, $4.6 million and $4.8 million in 1997, 1998 and 1999, respectively. Company contributions to the 401(k) plan were $1.2 million, $1.5 million and $1.5 million in 1997, 1998 and 1999, respectively.

   Profit sharing and defined contribution expenses are recorded by the Company based on system generated payroll reports detailing the eligible wages on which the contribution is based. The expense is determined based on Deluxe's contribution percentage for the plan year multiplied by the applicable wages. Prior to 1999, 401(k) expense was allocated to the Company through the Company's payroll system and determined based on the employee's 401(k) withholding. During 1999, the allocation for 401(k) expense was based on a fixed percentage of the Company's salaries and wages and varied by business segment. The rate ranged from 1.4% to 2.3% of the Company's salaries and wages and was determined based on the history of 401(k) expense for each particular business segment.

   As part of the Split-off (see Note 1), the Company intends to establish its own employee benefit plans. The specific provisions of such plans have not yet been determined and may be different than the provisions of Deluxe's plans.

Note 10: Post-retirement benefits

   The Company provides certain health care benefits for a portion of its retirees. The plan covers employees in the former Deluxe Electronic Payment Systems, Inc. business. Although the plan was combined with the Deluxe Corporation Post-retirement Health Care Plan (the Deluxe plan), the Company did not change the eligibility requirements to match those of the Deluxe plan. The actuarial valuation for the Company's plan is calculated separately from the rest of the Deluxe plan. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. The Company's benefit obligation under this plan is not funded.

   The following table summarizes the change in benefit obligation during 1998 and 1999 (dollars in thousands):

      Benefit obligation, January 1, 1998................................ $ 577
        Service cost.....................................................    69
        Interest cost....................................................    41
        Actuarial (gains) and losses.....................................   125
        Benefits paid from general funds of the Company..................    (8)
                                                                          -----
      Benefit obligation, December 31, 1998..............................   804
        Service cost.....................................................    86
        Interest cost....................................................    54
        Actuarial (gains) and losses.....................................  (138)
        Benefits paid from general funds of the Company..................    (5)
                                                                          -----
      Benefit obligation, December 31, 1999.............................. $ 801
                                                                          =====

   The status of the plan was as follows at December 31 (dollars in thousands):

                                                                     1998 1999
                                                                     ---- ----
      Accumulated post-retirement benefit obligation................ $804 $801
      Less:
        Unrecognized net loss.......................................  296  141
        Unrecognized transition obligation..........................   71   66
                                                                     ---- ----
        Accrued post-retirement liability recognized in the
         consolidated balance sheets................................ $437 $594
                                                                     ==== ====

   Net post-retirement benefit cost for the years ended December 31 consisted of the following components (dollars in thousands):

                                                                1997 1998 1999
                                                                ---- ---- ----
      Service cost--benefits earned during the year............ $62  $ 69 $ 86
      Interest cost on the accumulated post-retirement benefit
       obligation..............................................  22    41   54
      Amortization of transition obligation....................   5     6    5
      Recognized net amortization of gains and losses.......... --      6   17
                                                                ---  ---- ----
      Total post-retirement benefit cost....................... $89  $122 $162
                                                                ===  ==== ====

   In measuring the accumulated post-retirement benefit obligation as of December 31, 1999, the Company's health care inflation rate for 2000 and beyond was assumed to be 5%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by $139,000 and the service and interest cost components of the net post-retirement benefit cost by $29,000. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by $119,000 and the service and interest cost components of the net post-retirement benefit cost by $24,000. The discount rate used in determining the accumulated post-retirement benefit obligation as of December 31, 1998 and 1999 was 6.75% and 7.50%, respectively.

   The Company intends to terminate this plan as of the Split-off (see Note 1). Employees and retirees who are currently eligible for retiree medical benefits as of the Split-off would continue to receive this benefit. Deluxe will assume the obligation for the eligible employees and retirees as of the Split-off. The Company intends to account for this as a reduction of liabilities and a capital contribution. As of December 31, 1999, the contribution would be approximately $150,000.

Note 11: Lease and debt commitments

   Long-term debt was as follows (dollars in thousands):

                                                      December 31,     Unaudited
                                                     ----------------  March 31,
                                                      1998     1999      2000
                                                     -------  -------  ---------
      Capital leases and other...................... $ 5,519  $ 5,492   $ 5,331
      Less amount due within one year...............  (1,490)  (1,895)   (2,047)
                                                     -------  -------   -------
        Total....................................... $ 4,029  $ 3,597   $ 3,284
                                                     =======  =======   =======

   Long-term debt consists principally of equipment capital leases on equipment. The capital lease obligations bear interest rates of 6.7% to 15.7% and are due through the year 2004. Carrying value materially approximates fair value for these obligations. Maturities of long-term debt for the five years ending December 31, 2004, are $1.9 million, $2.1 million, $1.3 million, $0.1 million and $0.1 million.

   The Company has entered into operating leases on certain facilities and equipment. Future minimum lease payments for all noncancelable operating leases for the five years ending December 31, 2004, are $17.0 million, $10.1 million, $4.3 million, $2.2 million and $1.6 million and $2.9 million thereafter. Rental expense was $14.7 million, $18.8 million and $20.7 million in 1997, 1998 and 1999, respectively, and $6.2 million and $5.0 million for the quarters ended March 31, 1999 and 2000, respectively.

   As of December 31, 1999, the Company had a $5.0 million line of credit, which is denominated in Indian rupees and guaranteed by Deluxe, available to its international operations at an interest rate of 15.81%. The average amount drawn on this line during 1999 was $2.7 million. As of December 31, 1999, $3.1 million was outstanding. The line of credit was increased on March 9, 2000 to $10.0 million and remains guaranteed by Deluxe until October 1, 2000. The average amount drawn on this line during the first three months of 2000 was $4.1 million. As of March 31, 2000, $4.5 million was outstanding.

Note 12: Stockholder's equity

                                                     Retained    Accumulated
                          Common stock  Additional   earnings       other         Total
                          -------------  paid-in   (accumulated comprehensive stockholder's
                          Shares Amount  capital     deficit)   income (loss)    equity
                          ------ ------ ---------- ------------ ------------- -------------
                                          (dollars and shares in thousands)
Balance, December 31,
 1996...................  40,000  $400   $  7,071   $ 123,626       $ 800       $ 131,897
Net loss ...............     --    --         --      (34,068)        --          (34,068)
Distributions to Deluxe,
 net....................     --    --      (9,167)        --          --           (9,167)
Translation adjustment..     --    --         --          --         (972)           (972)
                          ------  ----   --------   ---------       -----       ---------
Balance, December 31,
 1997...................  40,000   400     (2,096)     89,558        (172)         87,690
Net loss ...............     --    --         --      (14,591)        --          (14,591)
Contributions by Deluxe,
 net....................     --    --      16,660         --          --           16,660
Translation adjustment..     --    --         --          --           44              44
                          ------  ----   --------   ---------       -----       ---------
Balance, December 31,
 1998...................  40,000   400     14,564      74,967        (128)         89,803
Net loss ...............     --    --         --       (8,226)        --           (8,226)
Contributions by Deluxe,
 net....................     --    --     277,634         --          --          277,634
Dividends paid to
 Deluxe.................     --    --         --     (159,687)        --         (159,687)
Translation adjustment..     --    --         --          --         (419)           (419)
                          ------  ----   --------   ---------       -----       ---------
Balance, December 31,
 1999...................  40,000   400    292,198     (92,946)       (547)        199,105
Net income (unaudited)..     --    --         --        1,216         --            1,216
Adjustment for lag in
 financial reporting
 (see Note 2)
 (unaudited)............     --    --         --       (1,125)        --           (1,125)
Contributions by Deluxe,
 net (unaudited)........     --    --      35,092         --          --           35,092
Dividends paid to Deluxe
 (unaudited)............     --    --         --      (13,800)        --          (13,800)
Translation adjustment
 (unaudited)............     --    --         --          --         (382)           (382)
                          ------  ----   --------   ---------       -----       ---------
Balance, March 31, 2000
 (unaudited)............  40,000  $400   $327,290   $(106,655)      $(929)      $ 220,106
                          ======  ====   ========   =========       =====       =========

Note 13: Business segment information

   The Company has organized its business units into three operating segments based on the nature of the products and services offered by each: electronic payments, professional services and government services. Electronic payments provides a comprehensive suite of transaction processing services and decision support and risk management products for debit transactions to the financial services and retail industries. Professional services provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. Government services provides online EBT services under entitlement programs on behalf of state and local government and Medicaid eligibility verification services. The Company's segments operate primarily in the United States. The electronic payments and professional services segments also have international operations. No single customer of the Company accounted for more than 10% of total net sales in 1997, 1998 or 1999. Deluxe accounted for 15.6% of the Company's total net sales during the quarter ended March 31, 2000.

   The accounting policies of the segments are the same as those described in
Note 2. In evaluating segment performance, management focuses on income from operations. The income from operations measurement utilized by management excludes special charges (e.g., restructuring charges, asset impairment charges, certain one-time charges that management believes are not reflective of on-going operations, etc.). During the quarters ended March 31, 1999 and 2000, no such charges were excluded from the segments' operating results.

   Prior to the acquisition of the remaining 50% interest in HCL-Deluxe, N.V. in 1999 (see Note 4), the results of this business were recorded under the equity method of accounting. As such, the Company recorded its 50% ownership of the joint venture's results of operations prior to the acquisition in other expense in the consolidated statements of operations. To be consistent with management reporting, the entire results of the joint venture for the pre-acquisition periods are reflected in the business segment information as if the business had been a consolidated entity.

                                   Electronic Professional Government  Total
Year Ended December 31, 1997        Payments    Services    Services  Segments
----------------------------       ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $199,662    $ 1,589     $ 26,965  $228,216
Net sales to external
 affiliates......................      2,438      1,615          --      4,053
Total net sales to external
 customers.......................    202,100      3,204       26,965   232,269
Intersegment sales...............        --          76          --         76
Operating income (loss) excluding
 special charges.................     27,744     (1,590)     (12,269)   13,885
Asset impairment charges.........     11,831        --           --     11,831
Other special charges............      2,316        --           --      2,316
Operating income (loss) including
 special charges.................     13,597     (1,590)     (12,269)     (262)
Depreciation and amortization
 expense.........................     19,168         12        3,580    22,760
Segment assets...................    141,360      3,704       46,115   191,179
Capital purchases................     17,295        151          690    18,136

                                   Electronic Professional Government  Total
Year Ended December 31, 1998        Payments    Services    Services  Segments
----------------------------       ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $221,964     $7,994     $ 43,970  $273,928
Net sales to external
 affiliates......................      1,586      4,100          --      5,686
Total net sales to external
 customers.......................    223,550     12,094       43,970   279,614
Intersegment sales...............        --       1,134          --      1,134
Operating income (loss) excluding
 special charges.................     23,459     (3,406)      (6,496)   13,557
Asset impairment charges.........        --         --        26,252    26,252
Other special charges............      2,375        --        14,928    17,303
Operating income (loss) including
 special charges.................     21,084     (3,406)     (47,676)  (29,998)
Depreciation and amortization
 expense.........................     17,294        260        4,225    21,779
Segment assets...................    145,572      5,410       37,286   188,268
Capital purchases................     30,148      1,934          320    32,402

                                   Electronic Professional Government  Total
Year Ended December 31, 1999        Payments    Services    Services  Segments
----------------------------       ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $237,885    $ 10,745    $48,277   $296,907
Net sales to external
 affiliates......................      3,500       6,258        --       9,758
Total net sales to external
 customers.......................    241,385      17,003     48,277    306,665
Intersegment sales...............        --        2,372        --       2,372
Operating income (loss) excluding
 special charges.................     14,842      (7,809)     3,454     10,487
Special charges (recoveries).....       (225)      2,938     10,096     12,809
Operating income (loss) including
 special charges.................     15,067     (10,747)    (6,642)    (2,322)
Depreciation and amortization
 expense.........................     20,681       1,963        --      22,644
Segment assets...................    210,661      36,200     34,410    281,271
Capital purchases................     34,068       3,373        929     38,370

Quarter Ended March 31, 1999        Electronic Professional Government  Total
(unaudited)                          Payments    Services    Services  Segments
----------------------------        ---------- ------------ ---------- --------
                                              (dollars in thousands)
Net sales to unaffiliated external
 customers.........................  $ 56,488    $ 1,755     $ 11,310  $ 69,553
Net sales to external affiliates...        58        533          --        591
Total net sales to external
 customers.........................    56,546      2,288       11,310    70,144
Intersegment sales.................       --         259          --        259
Operating income (loss)............     6,137       (650)         179     5,666
Depreciation and amortization
 expense...........................     4,998         93          --      5,091
Segment assets.....................   174,135      8,575       36,909   219,619
Capital purchases..................     7,537        145           77     7,759
Quarter Ended March 31, 2000        Electronic Professional Government  Total
(unaudited)                          Payments    Services    Services  Segments
----------------------------        ---------- ------------ ---------- --------
                                              (dollars in thousands)
Net sales to unaffiliated external
 customers.........................  $ 69,086    $ 3,738     $ 11,790  $ 84,614
Net sales to external affiliates...       238     15,403          --     15,641
Total net sales to external
 customers.........................    69,324     19,141       11,790   100,255
Intersegment sales.................       --       1,740          --      1,740
Operating income (loss)............     1,849     (1,143)       2,035     2,741
Depreciation and amortization
 expense...........................     5,665        874          --      6,539
Segment assets.....................   252,795     37,080       24,336   314,211
Capital purchases..................     6,684      2,113          --      8,797

   Segment information reconciles to consolidated amounts as follows (dollars in thousands):

                                                                  Unaudited
                                                                Quarter Ended
                                  Year Ended December 31,         March 31,
                                 ----------------------------  -----------------
                                   1997      1998      1999     1999      2000
                                 --------  --------  --------  -------  --------
Total net sales to external
 customers
  Total segment net sales to
   external customers........... $232,269  $279,614  $306,665  $70,144  $100,255
  Professional services pre-
   acquisition elimination......   (3,204)  (12,094)   (4,325)  (2,288)      --
                                 --------  --------  --------  -------  --------
    Total consolidated net sales
     to external customers...... $229,065  $267,520  $302,340  $67,856  $100,255
                                 ========  ========  ========  =======  ========
Operating income (loss)
 including special charges
  Total segment operating loss.. $   (262) $(29,998) $ (2,322) $ 5,666  $  2,741
  Professional services pre-
   acquisition elimination......    1,590     3,387     1,234      647       --
                                 --------  --------  --------  -------  --------
    Total consolidated operating
     income (loss).............. $  1,328  $(26,611) $ (1,088) $ 6,313  $  2,741
                                 ========  ========  ========  =======  ========
Depreciation and amortization
 expense
  Total segment depreciation and
   amortization expense......... $ 22,760  $ 21,779  $ 22,644  $ 5,091  $  6,539
  Professional services pre-
   acquisition elimination......      (12)     (260)     (143)     (93)      --
                                 --------  --------  --------  -------  --------
    Total consolidated
     depreciation and
     amortization expense....... $ 22,748  $ 21,519  $ 22,501  $ 4,998  $  6,539
                                 ========  ========  ========  =======  ========

                                                                 Unaudited
                                      December 31,               March 31,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
Total assets
  Total segment assets........ $191,179  $188,268  $281,271  $219,619  $314,211
  Professional services pre-
   acquisition elimination....   (3,369)   (4,732)      --     (6,950)      --
  Income tax receivable and
   long-term deferred tax
   asset not allocated to
   segments...................      --      2,799     8,658       --      1,539
                               --------  --------  --------  --------  --------
    Total consolidated
     assets................... $187,810  $186,335  $289,929  $212,669  $315,750
                               ========  ========  ========  ========  ========
                                                                 Unaudited
                                                               Quarter Ended
                                Year Ended December 31,          March 31,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
Capital purchases
  Total segment capital
   purchases.................. $ 18,136  $ 32,402  $ 38,370    $7,759    $8,797
  Professional services pre-
   acquisition
   elimination................     (151)   (1,934)     (145)     (145)      --
                               --------  --------  --------  --------  --------
    Total consolidated capital
     purchases................ $ 17,985  $ 30,468  $ 38,225    $7,614    $8,797
                               ========  ========  ========  ========  ========

   Revenues are attributed to geographic areas based on the location of the assets producing the revenues. The Company's operations by geographic area are as follows (dollars in thousands):

                                  Total External Net Sales                  Long-Lived Assets
                         ------------------------------------------- -------------------------------
                                                       Unaudited
                                                     Quarter Ended                      Unaudited
                          Year Ended December 31,      March 31,      December 31,      March 31,
                         -------------------------- ---------------- --------------- ---------------
                           1997     1998     1999    1999     2000    1998    1999    1999    2000
                         -------- -------- -------- ------- -------- ------- ------- ------- -------
United States........... $214,741 $245,682 $281,933 $63,443  $94,158 $55,763 $55,587 $55,222 $64,490
United Kingdom..........   12,801   21,555   17,468   4,413    3,783   2,647   1,948   2,486   1,952
India...................      --       --     2,939     --     2,314     --    2,904     --    3,984
Other foreign
 countries..............    1,523      283      --      --       --       50      34      44      34
                         -------- -------- -------- ------- -------- ------- ------- ------- -------
 Total consolidated..... $229,065 $267,520 $302,340 $67,856 $100,255 $58,460 $60,473 $57,752 $70,460
                         ======== ======== ======== ======= ======== ======= ======= ======= =======

Note 14: Legal proceedings

   During 1997, a judgment was entered against the Company in the U.S. District Court for the Western District of Pennsylvania. The case was brought against the Company by Mellon Bank (Mellon) in connection with a potential bid to provide electronic benefit transfer services for the Southern Alliance of States. In September 1997, the Company recorded a charge of $40 million to reserve for this judgment and other related costs. This charge is reflected in legal proceedings in the 1997 consolidated statement of operations.

   In 1998, Mellon's motion for prejudgment interest was denied by the district court. The Company reversed $4.2 million of the $40 million liability. This reversal is reflected in legal proceedings in the 1998 consolidated statement of operations. At December 31, 1998, the remaining liability of $34.4 million was included in the reserve for legal proceedings in the consolidated balance sheet.

   In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and the Company paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed and is reflected in legal proceedings in the 1999 consolidated statement of operations.

Note 15: Subsequent events

   In March 2000, the Company paid $20.0 million for an approximately 24% interest in a limited liability company that provides automated teller machine management and outsourcing services to retailers and financial institutions. This investment is being accounted for under the equity method of accounting and is included in other long-term investments in the Company's consolidated balance sheet as of March 31, 2000. The Company's consolidated statements of operations reflect the Company's share of the results of this business subsequent to its acquisition date in other income (expense) within the Company's electronic payments segment. The difference between the carrying value of the investment and the underlying equity in the net assets of the limited liability company is being accounted for in the same manner as goodwill and is being amortized over 15 years.

   On March 31, 2000, the Company purchased real property and a data center located in Phoenix, Arizona and personal property from a subsidiary of Deluxe for $10.0 million. The Company previously rented portions of this facility. The purchase price of the property and data center was at the net book value that was recorded on the Deluxe subsidiary's general ledger.

   On April 4, 2000, the Company authorized 100 million shares of preferred stock with a par value of $.01 per share. No such shares are issued or outstanding.

   On April 17, 2000, the Company completed negotiations with the prime contractor for a state coalition for which the Company's government services segment provides EBT services. Prior to this, the Company and the prime contractor were operating without a binding, legally enforceable contract for this coalition. The Company will increase its provision for expected future losses on long-term contracts by approximately $12.2 million in the second quarter of 2000 to reflect the fact that the Company now has a definitive agreement with this contractor.

   Deluxe has agreed to provide the Company with an unsecured revolving credit facility of up to $75 million until the earlier of the effective date of the Split-off or December 31, 2000. There is currently no amount outstanding under this facility. Borrowings under the facility will be due at the Split-off or maturity and will accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin based on Deluxe's credit rating. If there were currently borrowings the interest rate would be 6.63%. The credit facility includes financial and restrictive covenants. The Company is currently in compliance with all covenants.

   Beginning in 2000 the Company's information technology consulting services to Deluxe have been formalized into a five year outsourcing agreement. During the term of the agreement, the Company anticipates Deluxe will spend approximately $43 million per year for information technology consulting services for information technology applications. Amounts will be based on the actual number of hours of information technology services that the Company provides to Deluxe. If Deluxe fails to reach the $43 million spending target per year, it will be obligated to make liquidated damages payments for a portion of the Company's fees based on its estimates of lost margins. The Company also will provide business process management services to Deluxe. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for liquidated damages for non-performance by the Company and bonuses for superior performances. The provision of services by the Company under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

   Deluxe has agreed to indemnify the Company for future losses arising from litigation as well as future losses on identified loss contracts. The Company plans to record any amounts received from Deluxe under the indemnification agreement prior to the Split-off as a capital contribution. The Company plans to record any amounts earned from Deluxe under the indemnification agreement after the Split-off, when the Company is no longer owned or controlled by Deluxe, as a reduction of expense when the additional contract losses, if any, are recognized. Under the indemnification agreement, the Company is required to calculate increases or decreases to the loss contract reserve in a manner consistent with Deluxe's loss accrual practices as of the date of the agreement. Deluxe will also indemnify the Company against any liabilities, losses or expenses arising from litigation or claims asserted against the Company in connection with the operation of the government services business prior to the completion of the IPO. Deluxe's total indemnification obligations to the Company are limited to $14.6 million. Due to the uncertainty associated with the transactions underlying the indemnification agreement, the Company cannot state the impact to the Company's financial condition or results of operations.

   Under a registration rights agreement, the Company has agreed to indemnify Deluxe against liabilities in connection with registrations in which Deluxe participates, including liabilities under the Securities Act or to contribute to payments Deluxe may be required to make for these liabilities.

   The Company has entered into a tax-sharing agreement with Deluxe which allocates tax liabilities between the Company and Deluxe during the period in which the Company is included in Deluxe's consolidated group. The Company could, however, be liable in the event that any federal tax liability is incurred, but not discharged, by other members of Deluxe's consolidated group. In determining the amount of the Company's tax-sharing payments, Deluxe will prepare for the Company pro forma returns with respect to federal and applicable state and local income taxes.

                               eFUNDS CORPORATION

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               1998 Quarter Ended
                                    -------------------------------------------
                                    March 31 June 30 September 30   December 31
                                    -------- ------- ------------   -----------
Net sales.......................... $63,316  $66,455   $ 67,726       $70,023
Cost of sales......................  41,269   43,120     84,229        43,690
Net income (loss)..................     381    1,503    (22,067)(1)     5,592
Per share of common stock
  Net income (loss)--basic and
   diluted......................... $  0.01  $  0.04   $  (0.55)      $  0.14

                                              1999 Quarter Ended
                                   ------------------------------------------
                                   March 31 June 30  September 30 December 31
                                   -------- -------  ------------ -----------
Net sales......................... $67,856  $72,567    $79,895      $82,022
Cost of sales.....................  43,120   45,120     48,806       57,244
Net income (loss).................   3,814   (2,479)    (9,234)        (327)(2)
Per share of common stock
  Net income (loss)--basic and
   diluted........................ $  0.10  $ (0.06)   $ (0.23)     $ (0.01)

--------
  (1) 1998 third quarter results include charges of $14.7 million for losses on existing contracts of the government services segment, asset impairment charges of $26.3 million on the long-lived assets of the government services segment and restructuring charges of $2.2 million.
  (2) 1999 fourth quarter results include charges of $8.2 million to reserve for additional expected future losses on existing contracts of the government services segment.

                                  Schedule II,

                       Valuation and Qualifying Accounts

                             Balance at the                        Balance at
                               Beginning                             the End
Description                   of the Year   Additions   Deductions of the Year
-----------                  -------------- ---------   ---------- -----------
(dollars in thousands)
Allowance for Doubtful
 Accounts, year ended:
December 31, 1997...........     $3,457      $1,462      $(1,421)    $3,498
December 31, 1998...........      3,498       1,078       (2,454)     2,122
December 31, 1999...........      2,122       2,968(A)      (577)     4,513

--------
  (A) Includes $19,000 acquired with the purchase of the professional services segment.

                      [Photo of building] [Photo of sign]

                                    eFunds
                                Glendale, Wis.

      Make every transaction more valuable(SM)
      Locations: United States, Canada, United Kingdom,
                 Australia, India



                              [Photo of building]
                             Shared Service Center
                                Gurgaon, India



[Photo of building]
Chennai, India


                                                                          [Logo]

                                     [LOGO]

                                6,250,000 Shares


[LOGO]

                                  Common Stock


                               -----------------

                                   PROSPECTUS
                                        , 2000

                               -----------------


                                Lehman Brothers

                            Bear, Stearns & Co. Inc.

                                  FAC/Equities

                          John G. Kinnard and Company
                                  Incorporated

                            Fidelity Capital Markets
             a division of National Financial Services Corporation

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:

      SEC Registration Fee.......................................... $   30,360
      NASD Filing Fee...............................................     12,000
      Nasdaq Filing Fee.............................................     90,000
      Blue Sky fees and expenses....................................     10,000
      Accountants' fees and expenses................................  2,000,000
      Legal fees and expenses.......................................  2,000,000
      Printing and engraving expenses...............................    230,000
      Transfer agent and registrar fees.............................     50,000
      Miscellaneous expenses........................................     77,640
                                                                     ----------
        Total....................................................... $4,500,000
                                                                     ==========

Item 14. Indemnification of Officers and Directors

   Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

   As permitted by the DGCL, the Registrant's certificate of incorporation provides that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL. As permitted by the DGCL, the Registrant's certificate of incorporation also includes a provision that eliminates the personal liability of its directors for monetary damages for breach of the director's fiduciary duty, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders;
(2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit.

   The Registrant also intends to maintain director and officer liability insurance.

   The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying officers and directors of the Registrant against liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

   None.

Item 16. Exhibits

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  1.1    Form of Underwriting Agreement
  2.1*   Initial Public Offering and Distribution Agreement, dated as of March
         31, 2000, by and between Deluxe and eFunds
  3.1*   Amended and Restated Certificate of Incorporation of eFunds
         Corporation
  3.2*   Bylaws of eFunds Corporation
  4.1*   Form of eFunds common stock certificate
  4.2*   Form of Rights Agreement, by and between eFunds and EquiFax the Rights
         Agent
  5.1*   Opinion of Dorsey & Whitney LLP
 10.2*   Third Party Indemnification Agreement, dated as of      , 2000, by and
         between eFunds and Deluxe
 10.3*   Registration Rights Agreement, dated as of March 31, 2000, by and between Deluxe and eFunds
 10.4*   Tax Sharing Agreement, dated as of April 1, 2000, by and between
         eFunds and Deluxe
 10.5*   Employee Matters Agreement, dated as of      , 2000, by and between
         eFunds and Deluxe
 10.6*   Sublease, dated as of May 15, 2000, by and between eFunds and Deluxe
         Financial Services, Inc., for property located in Shoreview, Minnesota
 10.7*   Lease, dated as of May 15, 2000, by and between eFunds and Deluxe
         Financial Services, Inc., for property located in Phoenix, Arizona
 10.8*   Purchase Agreement, dated as of April 3, 2000, by and between eFunds and Deluxe Financial Services, Inc., for property located in Phoenix,
         Arizona
 10.9*   Transitional Services Agreement, dated as of May  , 2000, by and between eFunds and Deluxe
 10.10*  Professional Services Agreement, dated as of April 1, 2000, by and between eFunds and Deluxe
 10.11*  ONE Application Development and Support Agreement, dated as of January
         1, 2000, by and between eFunds and Deluxe Financial Services, Inc.
 10.12*  EBT Support Services Agreement, dated as of April 17, 2000 but effective as of April 1, 1996, by and between eFunds and Citicorp
         Services, Inc.
 10.13*  Data Contribution Agreement, dated as of May 1, 2000, by and between
         eFunds and Direct Checks Unlimited, Inc.
 10.14*  Processor Agreement, dated as of    , 2000 by and between eFunds and
         Deluxe
 10.15   Amendment to ATM Cash Agreements, dated February 20, 2000
 10.16*  Credit Agreement, dated as of April 1, 2000, by and between eFunds and
         Deluxe
 10.17*  Government Services Indemnification Agreement, dated as of May  ,
         2000, by and between eFunds and Deluxe
 10.18*  eFunds Corporation 2000 Stock Incentive Plan
 10.19   eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards
 10.20*  Form of Change in Control Agreement
 10.21*  Executive Employment Agreement, dated as of May 9, 2000, by and between eFunds and John. A. Blanchard III.
 10.22*  Letter Agreement, dated as of February 28, 2000, by and between eFunds and Debra Janssen
 10.23*  Letter Agreement, dated as of February 29, 2000, by and between eFunds and Dr. Nikhil Sinha

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
 10.24*  Letter Agreement, dated as of February 7, 2000, by and between eFunds and Paul H. Bristow
 10.25*  Letter Agreement, dated as of February 14, 2000, by and between eFunds and Steven F. Coleman
 10.26*  Form of Automated Teller Machine Cash Agreement
 21.1*   Subsidiaries of eFunds
 23.1    Consent of Deloitte & Touche LLP
 23.2*   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
 23.3*   Consent of Debra A. Janssen
 23.4*   Consent of John J. Boyle
 23.5*   Consent of Jack Robinson
 23.6*   Consent of Hatim A. Tyabji
 23.7*   Consent of John H. LeFevre
 23.8*   Consent of Lois M. Martin
 23.9*   Consent of Lawrence J. Mosner
 24.1*   Power of Attorney (included on signature page)
 27.1*   Financial Data Schedule
 27.2*   Financial Data Schedule

--------
  *  Previously filed.


Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shoreview, State of Minnesota, on June 16, 2000.

                                          eFunds Corporation

                                          By: ____/s/ John A. Blanchard III____
                                                  John A. Blanchard III
                                             Chairman of the Board andChief
                                                    Executive Officer

   Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the indicated capacities on June 16, 2000.

                  Signature                               Title
                  ---------                               -----

 By: _______/s/ John A. Blanchard III_______ Chairman of the Board and Chief
             John A. Blanchard III           Executive Officer (Principal
                                             Executive Officer)

 By: __________/s/ Paul H. Bristow__________ Executive Vice President and
                Paul H. Bristow              Chief Financial Officer
                                             (Principal Financial and
                                             Accounting Officer)

 By: ___________________*___________________ Director
            John J. (Jack) Boyle III

 By: ___________________*___________________ Director
                 Jack Robinson

 By: ___________________*___________________ Director
                Hakim A. Tyabji

 By: ___________________*___________________ Director
                John H. LeFevre

 By: ___________________*___________________ Director
                 Lois M. Martin

 By: ___________________*___________________ Director
               Lawrence J. Mosner
 *By: ________/s/ Steven F. Coleman_________
               Steven F. Coleman
                Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  1.1    Form of Underwriting Agreement
  2.1*   Initial Public Offering and Distribution Agreement, dated as of March
         31, 2000, by and between Deluxe and eFunds
  3.1*   Amended and Restated Certificate of Incorporation of eFunds
         Corporation
  3.2*   Bylaws of eFunds Corporation
  4.1*   Form of eFunds common stock certificate
  4.2*   Form of Rights Agreement, by and between eFunds and EquiFax the Rights
         Agent
  5.1*   Opinion of Dorsey & Whitney LLP
 10.2*   Third Party Indemnification Agreement, dated as of      , 2000, by and
         between eFunds and Deluxe
 10.3*   Registration Rights Agreement, dated as of March 31, 2000, by and between Deluxe and eFunds
 10.4*   Tax Sharing Agreement, dated as of April 1, 2000, by and between
         eFunds and Deluxe
 10.5*   Employee Matters Agreement, dated as of      , 2000, by and between
         eFunds and Deluxe
 10.6*   Sublease, dated as of May 15, 2000, by and between eFunds and Deluxe
         Financial Services, Inc., for property located in Shoreview, Minnesota
 10.7*   Lease, dated as of May 15, 2000, by and between eFunds and Deluxe
         Financial Services, Inc., for property located in Phoenix, Arizona
 10.8*   Purchase Agreement, dated as of April 3, 2000, by and between eFunds and Deluxe Financial Services, Inc., for property located in Phoenix,
         Arizona
 10.9*   Transitional Services Agreement, dated as of May  , 2000, by and between eFunds and Deluxe
 10.10*  Professional Services Agreement, dated as of April 1, 2000, by and between eFunds and Deluxe**
 10.11*  ONE Application Development and Support Agreement, dated as of January
         1, 2000, by and between eFunds and Deluxe Financial Services, Inc.
 10.12*  EBT Support Services Agreement, dated as of April 17, 2000 but effective as of April 1, 1996, by and between eFunds and Citicorp
         Services, Inc.
 10.13*  Data Contribution Agreement, dated as of May 1, 2000, by and between
         eFunds and Direct Checks Unlimited, Inc.
 10.14*  Processor Agreement, dated as of    , 2000 by and between eFunds and
         Deluxe
 10.15   Amendment to ATM Cash Agreements, dated February 20, 2000**
 10.16*  Credit Agreement, dated as of April 1, 2000, by and between eFunds and
         Deluxe
 10.17*  Government Services Indemnification Agreement, dated as of May  ,
         2000, by and between eFunds and Deluxe
 10.18*  eFunds Corporation 2000 Stock Incentive Plan
 10.19   eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards
 10.20*  Form of Change in Control Agreement
 10.21*  Executive Employment Agreement, dated as of May 9, 2000, by and between eFunds and John. A. Blanchard III.
 10.22*  Letter Agreement, dated as of February 28, 2000, by and between eFunds and Debra Janssen
 10.23*  Letter Agreement, dated as of February 29, 2000, by and between eFunds and Dr. Nikhil Sinha

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
 10.24*  Letter Agreement, dated as of February 7, 2000, by and between eFunds and Paul H. Bristow
 10.25*  Letter Agreement, dated as of February 14, 2000, by and between eFunds and Steven F. Coleman
 10.26*  Form of Automated Teller Machine Cash Agreement
 21.1*   Subsidiaries of eFunds
 23.1    Consent of Deloitte & Touche LLP
 23.2*   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
 23.3*   Consent of Debra A. Janssen
 23.4*   Consent of John J. Boyle
 23.5*   Consent of Jack Robinson
 23.6*   Consent of Hatim A. Tyabji
 23.7*   Consent of John H. LeFevre
 23.8*   Consent of Lois M. Martin
 23.9*   Consent of Lawrence J. Mosner
 24.1*   Power of Attorney (included on signature page)
 27.1*   Financial Data Schedule
 27.2*   Financial Data Schedule

--------
  *  Previously filed.